Form 20-F
period 2024-03-31
Roma Green Finance Ltd
filed 2024-08-01
CIK 1945240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41883

ROMA GREEN FINANCE LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F.

Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, Chief Executive Officer and Chairlady of the Board of Directors

Telephone: +852 2529 6878

Email: claireluk@roma-international.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value US$0.001	ROMA	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

10,425,290 Ordinary Shares, $0.001 par value, at March 31, 2024

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. This Annual Report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made as of March 31, 2024 at HK$1.00 to USD0.1282. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

References to “dollars,” “U.S. Dollars” or “US$” are to United States Dollars” and “HKD” or “HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us”, “Group” and the “Company” refer to Roma Green Finance Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries are: (i) Lucky Time Ventures Limited (“Lucky Time”), incorporated in the British Virgin Islands; (ii) Roma Risk Advisory Limited (“RRA”), incorporated in Hong Kong and one of our Operating Subsidiaries; and (iii) Roma Advisory Pte. Ltd. (“Roma S”), incorporated in Singapore and one of our Operating Subsidiaries. Lucky Time is a holding company and does not conduct any business operations. RRA and Roma S are our Operating Subsidiaries and conduct business operations in Hong Kong and Singapore.

Recent Events

On January 11, 2024 we completed our initial public offering of 2,449,943 Ordinary Shares at a public offering price of US$4.00 per share. We received gross proceeds in the amount of US$9,799,772 prior to deducting underwriting discounts, commissions and other related expenses. The Ordinary Shares began trading on January 11, 2024 on the Nasdaq Capital Market under the ticker symbol “ROMA.”

Failure to Satisfy a Listing Condition

On May 17, 2024, we received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC notifying us that, for the last 31 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rules, we have 180 calendar days, or until November 13, 2024, to regain compliance with the Minimum Bid Price Rule. If at any time before November 13, 2024, the closing bid price of our Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that we have achieved compliance and the matter will be closed. If we do not regain compliance with the Minimum Bid Price Rule by November 13, 2024, we may be eligible for an additional 180 day calendar period to regain compliance or be subject to delisting. To qualify for the additional time, we will be required to meet the continued listing requirements regarding the market value of publicly held Ordinary Shares and all other initial listing standards, except for the minimum bid price requirement. In addition, we will be required to notify Nasdaq of its intent to cure the deficiency by effecting a reverse stock split, if necessary, during the additional compliance period. See “Item 3. Key Information. D. Risk Factors – Risks Related to our Securities - We may not be able to maintain compliance with Nasdaq’s continued listing requirements, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restriction” of this Annual Report.

Resignation of Director

On February 29, 2024, Mr. Tsang resigned as an Independent Non-Executive Director of the Company. See “Item 6. Directors, Senior Management and Employees” of this Annual Report.

Change of Auditor

On March 8, 2024, the Audit Committee of the Company approved the dismissal of KCCW Accounting Corp (“KCCW”), the predecessor independent registered public accounting firm of the Company, effective March 8, 2024. Also on March 8, 2024, the Audit Committee of the Board of Directors of the Company appointed J&S Associate PLT (“JSA”) as the Company’s independent registered public accounting firm for the year ended March 31, 2024.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business and Industry

Our revenues, operating income and cash flows are likely to fluctuate.

We experienced fluctuations in our revenues and cost structure and the resulting operating income and cash flows during the two fiscal years ended March 31, 2024 and 2023. We may experience fluctuations in our financial results for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) increase in labor costs; (iv) the geographic locations of our clients or the locations where services are rendered; (v) fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) changes in the frequency and complexity of government and/or regulatory body activities; (vii) fee adjustments upon the renewal of expired or extended service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (viii) economic factors beyond our control.

We incurred net losses for the fiscal years ended March 31, 2024 and March 31, 2023 and may be unable to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We incurred net losses before income taxes of HK$5,840,256 (US$748,749) and HK$1,009,295 (US$129,398) for the years ended March 31, 2024 and 2023, respectively. We had net cash generated cash flows (used in) provided by operating activities of HK$(25,052,544) (US$3,211,864) and HK$546,611 (US$70,078) during the years ended March 31, 2024 and 2023, respectively. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the future, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Our accounts receivable are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed between both parties. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

If and when we are unable to generate sufficient cash flows from operations to meet our working capital requirements and various operating needs, we may need to raise additional funds for our operations and such funds may not be available on commercially acceptable terms, if at all. If we are unable to raise funds on acceptable terms, we may be unable to execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements. This may seriously harm our business, financial condition and results of operations. If we are unable to achieve or maintain profitability, the market price of our shares may significantly decrease. In the event that we require additional funding to finance our operations, our controlling shareholder has indicated his intent and ability to provide reasonable financial support, however, there is no assurance such funding will be available when we need it in the future.

We rely on our management team and other key personnel in operating our business.

Our success relies, to a significant extent, on the experience and knowledge of our professional staff and senior management. Luk Huen Ling Claire, Koh Chuan Yong and Lam Hing Fat will have primary responsibility for overseeing the operations of our Group. If Luk Huen Ling Claire, Koh Chuan Yong or Lam Hing Fat were no longer serving as executive officers of the Company for whatever reason, the Group’s operations and financial performance could be adversely affected. We do not carry key person life insurance on Luk Huen Ling Claire, Koh Chuan Yong or Lam Hing Fat. Further, there can be no assurances that other staff and executive management will not leave our Company, nor can we prevent them from establishing businesses in competition with our Group. It may be costly and time-consuming to find suitable replacements for our Group’s key personnel, particularly experienced in the ESG industry and internal control advisory as suitable candidates are scarce in the market. The loss of the services of one or more members of our Group’s key personnel due to their departure or other reasons, if our Group fails to replace any vacancy by recruiting new competent personnel with relevant experience and knowledge in the market, and/or employees leaving and setting up business in competition with our Group could adversely and significantly affect our Group’s operation and financial position.

Our revenues are unpredictable due to the nature of our business.

Our Group’s revenue is generated from the provision of services on a project-by-project basis and is subject to the size of the project and the scope of services rendered. In addition, terms and conditions of each mandate including its payment schedule are generally negotiated and determined at arm’s length with our Group’s clients on a project-by-project basis.

Given that our revenue includes some element of non-recurring income, our revenue and profitability are to some extent, unpredictable. In addition, in respect of any mandate that has been or will be signed by our Group, there is also no assurance that the project will be completed pursuant to the terms and conditions of such mandate. If a project cannot be completed after a substantial amount of time and effort having been spent by our Group, or if our Group is unable to secure mandates with adequate costs coverage commensurate with the work to be done by us, our revenue and profitability will be adversely affected.

We have a limited operating history and our future revenue and profits are subject to uncertainties.

RRA was incorporated with limited liability in Hong Kong on August 2, 2018 and Roma (S) was incorporated as a limited company in Singapore on January 3, 2022. Our Group has a relatively short operating history upon which an evaluation of its prospects and profitability can be based. Such prospects and profitability must be considered in light of the risks, uncertainties, expenses and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to (i) develop and maintain a wide range of environmental, social and governance services for its clients; (ii) increase market acceptance of our services; and (iii) compete with other services providers which provide same or similar services to that of our Group. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in a rapidly evolving and increasingly competitive market in Hong Kong and Singapore.

We may be unable to successfully implement our business strategies and future plans for our Operating Subsidiaries.

As part of our business strategies and future plans, we intend to expand our Operating Subsidiaries operations. While we have planned such expansion based on our outlook regarding our Operating Subsidiaries business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully implement our development projects, hire and retain skilled employees to carry out our Operating Subsidiaries services and business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for their services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans for our Operating Subsidiaries business operations may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any cost savings, increased operational efficiency and/or productivity improvements to our Operating Subsidiaries’ operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, including if our Operating Subsidiaries fail to achieve a sufficient level of revenue or fail to manage their costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

Possible adverse impact on our business as a result of a loss of business reputation or negative publicity due to, among others, substandard quality of work or reports.

As a professional services firm, our ability to secure new projects depends heavily upon its reputation and the reputation of its professional team. Negative publicity associated with our Group or our professional team, including failure to meet clients’ expectations or misconduct by our professional team, could result in loss of clients or increased difficulty in soliciting new clients and projects. In the event that, (i) any client or authority is not satisfied with the quality of work or reports prepared by us; (ii) there is any delay in completing the transactions because of the substandard quality of work performed by us; (iii) any party raises any complaints regarding the quality of our work or reports; or (iv) any authority or regulator rejecting the work performed or reports prepared by us which comes to the attention of the public and/or its existing and/or potential clients, the business reputation and branding of our Group may be adversely affected. Similarly, referral by our Group’s former or current clients is one of the sources of business for our Group. If any client has doubts on our quality of work or that of our professional team, such could impair our ability to secure new clients and projects through referral, which will result in an adverse effect on our business, growth prospects and results of operations and/or financial condition.

In general, we do not enter into long-term contracts with our clients, which may expose us to potential uncertainty with respect to its revenue from time to time.

During the two fiscal years ended March 31, 2024 and 2023, our revenue was derived mainly from companies listed on the HKSE. Most of the clients engage us to perform various non-recurring environmental, social and governance services in accordance with their respective business development plans and corporate activities and compliance requirements. Management believes that it is a market practice that these companies tend not to enter into any long-term agreement or commitment with any such service providers. There is no assurance that our clients will continue retaining us to provide environmental, social and governance services in the future. Should our Group fail to be awarded new projects in the future, our operations and results would be adversely affected.

We are subject to potential exposure to professional liabilities.

Our environmental, social and governance services normally involve providing professional advice and professional reports to our clients. A client, who relies on our professional advice and professional reports, suffers loss as a result of us having been negligent in providing such services, could claim compensation from us. Management considers that the main business risk associated with environmental, social and governance services is the possible claims or lawsuits arising from professional negligence, misconduct and fraudulent acts. During the fiscal years ended March 31, 2024 and 2023, it was a common term in all of our mandates with clients that our liability in connection with services to be provided would be limited to the amount of fees received by us under the relevant mandates.

Internal control measures have been adopted by us to mitigate the risk arising from professional negligence, misconduct and fraudulent acts caused by our employees and to ensure that all projects are performed with up-to-standard quality in accordance with the relevant standards, for the purpose of limiting its exposure to professional liability. In spite of the internal control measures adopted by us, there is no assurance that these measures can completely eliminate professional negligence, misconduct and/or fraudulent acts caused by our employees. If we experience any event of professional negligence, misconduct and/or fraudulent acts, we could be exposed to liabilities, such as claims and/or lawsuits. It may also have an adverse impact on our financial position and reputation. Since its establishment and up to the date of this Annual Report, we have not been subject to nor received any claims resulting from services provided to its clients.

We may be adversely affected by the losses or liabilities arising from misstatement or leakage of confidential information handled by us.

From time to time, we handle important and price-sensitive information for both listed companies and private entities in providing services to its clients. We required all of our employees to comply with our control procedures to protect the confidentiality of its client’s information. However, there is no assurance that the procedures can completely eliminate misstatement or leakage of its clients’ confidential information. If we experience any misstatement or leakage of confidential information of its clients, we could be exposed to liabilities, such as complaints and/or claims, which may have an adverse impact on our financial position and reputation.

Our business may face risks of clients’ default on payment.

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by the COVID-19 pandemic. Such clients may have insufficient funds to continue operations or to pay for our services.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults. The collection rate was over 90% and approximately HK$0.1 million was written-off historically.

We may be inadequately insured against losses and liabilities arising from our operations.

We are not subject to any professional insurance requirement under the existing regulatory environment. Management believes that it is an industry norm or a common practice for local service providers such as ourselves in Hong Kong not to take out insurance coverage for potential liability arising from professional negligence, fraud or employee misconduct. In the event that there is any claim against us for damages that is not covered by our business insurance, we will consider making relevant provision for the contingent liabilities in its financial statements.

Any claims relating to professional negligence, misconduct and/or fraudulent act may lead to legal and/or other proceedings and may result in substantial costs and diversion of resources and management’s attention. Any imposition of liability on us or any substantial claim against us for professional negligence, misconduct and fraudulent acts may adversely affect our business and financial position.

We may be exposed to risks in relation to compliance standards.

Certain types of reports which we prepare are used by our clients for the purpose of their compliance with regulations and/or requirements under the Main Board Listing Rules, the GEM Listing Rules and/or internationally recognized codes and/or standards. Compliance standards in relation to regulations and/or requirements may also change from time to time. New regulations and/or requirements and/or changes in the interpretation of existing regulations or requirements may escalate the compliance costs for us or limit our ability to provide these services such that our profitability in the provisions of advisory services may be affected. Any failure to comply with the regulations and/or requirements may also result in failure to issue reports and thereby affect our financial performance.

We may be exposed to risks relating to our computer hardware system and data storage.

We have maintained a 24-hour standby information technology support for our computer hardware and data storage. The data center and the computer server of our Group are currently located at our premises with restricted access to authorized persons such as senior management and/or the information technology supporting staff. However, there is no assurance that we have sufficient ability to protect the computer hardware and data storage from all possible damage including but not limited to acts of nature, telecommunications breakdown, electricity failure or similar unexpected events. We neither maintain any off-site computer hardware center and servers nor have any facilities to back up all the data in the event of physical breakdown and damage of all these computer hardware and data. We do not take out any insurance to protect us from all the associated risks. As such, any damage to our computer hardware and data will cause business interruption to our Group and thus will directly and adversely affect the operating performance of our Group.

Our network computer system is vulnerable to the attack of computer virus, worms, trojan horses, hackers or other similar computer network disruptive problems. Any failure in safeguarding the computer network system from these disruptive problems will cause the breakdown of the computer network system and leakage of confidential information of our Group and our clients. Although we have installed computer antivirus software and a network router to protect the network system and has been relying on third party authentication technology to facilitate the transmission of confidential information, there is no assurance that our computer network system is absolutely secured. Any failure in the protection of computer network system from external threat may cause disruption of our operation and may damage our reputation for any breach of confidentiality to our clients and in turn may indirectly adversely affect our business operation and performance. During the fiscal years ended March 31, 2024 and 2023, we did not experience any breakdown in our computer network system or breach of confidentiality.

Our Group’s business may be adversely affected by the downturn of Hong Kong’s economy or stock market owing to unforeseen circumstances.

Since nearly all of our revenue is derived from Hong Kong, our business and results of operations are affected by the overall performance of the Hong Kong economy which is influenced by factors including, inter alia, local and international economic and political conditions, general market sentiment, changes in the regulatory environment and fluctuations in interest rates. Unforeseen circumstances such as economic downturn or natural disaster which are beyond our control may affect its business. Likewise, any prolonged downturn in the stock market may lead to a reduction in mergers and acquisitions, initial public offerings and/or other corporate activities, which may adversely affect the volume of our business and profitability. Any such unforeseen circumstances may adversely affect the operations and financial performance of our Group in a material respect.

We may be adversely affected by changes in the laws and regulations governing our customers and the stock exchanges in which they are listed.

During the two fiscal years ended March 31, 2023 and March 31, 2024, a majority of our clients are companies listed on HKSE, which are subject to all the applicable laws and regulations, including but not limited to, the Main Board Listing Rules and the GEM Listing Rules.

Should the Main Board Listing Rules and/or the GEM Listing Rules and/or any other regulations regarding disclosure and/or compliance relating to environmental, social and governance be amended in such a way that the scope of work or extent of disclosures regarding environmental, social and governance change materially or our services are greatly reduced, the volume of our business and profitability may be adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to January 11, 2024, we were a private company with limited accounting personnel. Furthermore, our management had not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm had not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Ordinary Shares.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our Annual Report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, being a public company, our reporting obligations may place a significant burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions. See “Item 15. Controls and Procedures” in this Annual Report.

Our Operating Subsidiaries’ business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our Operating Subsidiaries’ operations, and the operations of their customers. If the development of the COVID-19 outbreak becomes more severe or new and more deadly variants occur resulting in more stringent regulatory measures being taken, such as complete lockdowns, our Operating Subsidiaries may be forced to close down their businesses after any prolonged disruptions to their operations, and our Operating Subsidiaries may experience a termination of certain of its contracts by its customers. In such event, our Operating Subsidiaries’ operations may be severely disrupted, which may have a material and adverse effect on our business, financial condition and results of operations. In addition, if any of our Operating Subsidiaries’ employees are suspected of having contracted COVID-19, some or all of such employees may be quarantined and our Operating Subsidiaries will be required to disinfect their workplaces. In the event our Operating Subsidiaries’ employees are placed under quarantine orders, our Operating Subsidiaries may face a shortage of labor and its operations may be severely disrupted. Our Operating Subsidiaries’ revenue may also be materially affected if the COVID-19 outbreak or new outbreaks continue to materially affect the overall economic and market conditions in Hong Kong as the economic slowdown and/or negative business sentiment could potentially have an adverse impact on our Operating Subsidiaries’ business and operations. We are uncertain as to when any new outbreaks of COVID-19 will be contained, and we cannot predict if the impact of any such outbreaks or associated lockdown measures will be short-lived or long-lasting. If the outbreaks of COVID-19 are not effectively controlled within a short period of time, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Risks Relating to Doing Business in Hong Kong

A downturn in the Hong Kong or global economy, or a change in economic and political policies of the PRC, could materially and adversely affect our Hong Kong Operating Subsidiary’s business and financial condition.

Our Hong Kong Operating Subsidiary’s business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on our Hong Kong Operating Subsidiary.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect our current customers’ and potential customers’ businesses, and have a negative impact on our Hong Kong Operating Subsidiary’s business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the Ordinary Shares.

Our operations are primarily located in Hong Kong and some of our clients are PRC companies that have shareholders or directors that are PRC individuals and some of our clients are Hong Kong listed entities that have shareholders or directors that are PRC individuals. As of the date of this Annual Report, we do not expect to be materially affected by recent statements by the PRC government indicating an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. The PRC government may choose to exercise significant oversight and discretion, and the policies, regulations, rules, and the enforcement of laws of the Chinese government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC are often uncertain. In addition, these laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, and may be inconsistent with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and/or

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These regulatory actions and statements emphasize the need to strengthen the administration over illegal securities activities and the supervision of China-based companies seeking overseas listings. Additionally, companies are required to undergo a cybersecurity review if they hold large amounts of data related to issues of national security, economic development or public interest before carrying our mergers, restructuring or splits that affect or may affect national security. These statements were recently issued and their official guidance and interpretation remain unclear at this time. While we believe that our Hong Kong Operating Subsidiary’s operations are not currently being affected, they may be subject to additional and stricter compliance requirements in the near term. Compliance with new regulatory requirements or any future implementation rules may present a range of new challenges which may create uncertainties and increase our Hong Kong Operating Subsidiary’s cost of operations.

The Chinese government may intervene or influence our Hong Kong Operating Subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Hong Kong Operating Subsidiary’s operations and/or the value of our Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong Operating Subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Ordinary Shares could decrease or become worthless.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiary’s business operations, our IPO, and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

During the last several years, U.S. listed public companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting and, in many cases, allegations of fraud. As a result of this scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Ordinary Shares could decline because of such allegations, even if the allegations are false.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and adversely affect the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent developments, including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and at the time President Trump signed an executive order and Hong Kong Autonomy Act, or HKAA, to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the U.S, China and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Changes in international trade policies, trade disputes, barriers to trade or the emergence of a trade war may dampen growth in markets where the majority of our Operating Subsidiary’s customers reside.

Political events, international trade disputes and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on our Operating Subsidiaries and their customers, our Operating Subsidiaries’ service providers and their other partners. International trade disputes could result in tariffs and other protectionist measures, which may materially and adversely affect our Operating Subsidiaries’ business.

Political uncertainty, such as the recent invasion by Russia in Ukraine, and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Operating Subsidiaries’ business. Our Operating Subsidiary’s may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our Operating Subsidiaries’ markets, its business, or results of operations, as well as the financial condition of its customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

The Company may rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements it may have, and any limitations or restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong, which on the ability of the Operating Subsidiaries to make payments to the Company could have a material and adverse effect on the business.

Within our structure, funds from foreign investors can be directly transferred to our Hong Kong or Singapore subsidiaries by way of capital injection or in the form of a shareholder loan from the Company. As a holding company, we may rely on dividends and other distributions on equity paid by our Operating Subsidiaries for our cash and financing requirements. We are not prohibited by the laws of the Cayman Islands and our memorandum and articles of association (as amended from time to time) to provide funding to our Operating Subsidiaries incorporated in Hong Kong and Singapore through loans and/or capital contributions. Our Operating Subsidiaries are permitted under the laws of Hong Kong and Singapore (as the case may be) to issue cash dividends to us without limitation on the size of such dividends. However, if any of our Operating Subsidiaries incur debt on their own behalf, the instruments governing such debt may restrict their ability to pay dividends. We do not maintain cash management policies or procedures with respect to the size or means of such transfers. There can be no assurance that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on the ability of the Company or our Operating Subsidiaries to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. Any limitation on the ability of the Operating Subsidiaries to distribute dividends or other payments to the Company could materially and adversely limit the ability to grow, make investments or acquisitions that could be beneficial to the businesses, pay dividends or otherwise fund and conduct the business.

The PCAOB determinations provides that if the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The HFCA Act, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. In the event the HFCA Act is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act, Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The PCAOB determinations provide that if the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

On March 8, 2024, the Audit Committee of the Company approved the dismissal of KCCW Accounting Corp (“KCCW”), the predecessor independent registered public accounting firm of the Company, effective March 8, 2024. Also on March 8, 2024, the Audit Committee of the Board of Directors of the Company appointed J&S Associate PLT (“JSA”) as the Company’s independent registered public accounting firm for the year ended March 31, 2024. Our auditor, JSA is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in January 2024. JSA’s office is located in Malaysia. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Further, the United States Senate passed the Accelerated Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act to require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

During the prior fiscal years ended March 31, 2024 and 2023, including through the date of this Annual Report, our auditor, including our prior auditor KCCW, did not have any documentation related to their respective audit reports located in China. However, to the extent that our current independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. Under the SOP Agreements the PCAOB shall have independent discretion to select any firms for inspection or investigation and has the unfettered ability to retain any information as needed. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act.

If we change auditors and they are subsequently located in China or Hong Kong and the PCAOB is unable to inspect or investigate completely our auditor, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result an exchange may determine to delist our securities, which would materially affect the interest of our investors.

The enactment of Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong subsidiaries, including one of our Operating Subsidiaries.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020 the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on certain activities in the securities markets and promote the high-quality development of the capital markets, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China”, or “PRC Personal Information Protection Law”, which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which will take effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

RRA may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).

These statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of RRA, its abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to RRA, if RRA is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to RRA, the business operations of RRA and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If RRA becomes subject to the CAC or CSRC review, we cannot assure you that RRA will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, RRA may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a PRC domestic company is seeking an indirect overseas offering and listing in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and where an issuer makes an application for an initial public offering or listing in an overseas market, the issuer shall submit filings with the CSRC within three business days after such application is submitted.

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to RRA. We could be subject to approval or review of Chinese regulatory authorities to pursue our IPO or any future public offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting.

On May 7, 2024, the CSRC issued the Guidelines of Regulatory Rules Application -- Overseas Offering and Listing No. 7（”Guideline No. 7”）which indicates that domestic companies that submitted an application to transfer from an overseas over-the-counter market to list on an exchange prior to the effective date of the Trial Measures (March 31, 2023), but that have not yet received approval from the overseas regulator or stock exchange, shall file with the CSRC before their offering and listing procedures are completed. Accordingly, we may be required to file with the CSRC before any future offerings are completed.

On February 24, 2023, the CSRC and other PRC governmental authorities jointly revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing, which were issued in 2009 (the “Provisions”). The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023, together with the Trial Measures. One of the major revisions in the revised Provisions is the expansion of their application to cover indirect overseas offerings and listings, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (i) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies shall first obtain approval from competent authorities according to law and file with the secrecy administrative department at the same level; and (ii) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. On or after March 31, 2023, any failure or perceived failure by the Company and its subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities and referred to the judicial branch to be investigated for criminal liability if suspected of committing a crime.

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or any regulatory objection from the CSRC with respect to our IPO.  However, the Trial Measures and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

Furthermore, the PRC government authorities may further strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer or continue to offer securities to you and cause the value of such securities to significantly decline or be worthless.

The Hong Kong legal system is subject to uncertainties which could limit the legal protections available to RRA.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, result in uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Risks Related to Our Securities

There has been no public market for our Ordinary Shares prior to our IPO. If an active trading market for our Ordinary Shares does not develop or continue to develop and the trading price for our Ordinary Shares fluctuates significantly, shareholders may not be able to resell our Ordinary Shares at any reasonable price.

We closed our IPO on January 11, 2024 and issued 2,449,943 Ordinary Shares at an offering price of $4.00 for total gross proceeds of $9,799,772 prior to deducting underwriting discounts, commissions and other related expenses. Prior to the closing of our IPO, there was no public market for our Ordinary Shares. Our Ordinary Shares list on the Nasdaq Global Market under the trading symbol “ROMA”. An active trading market may not develop after the close of our IPO or, if developed, may not be sustained. We cannot assure you that a liquid public market for our Ordinary Shares will be maintained. If an active public market for our Ordinary Shares is not maintained, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

If we fail to meet applicable listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Our Ordinary Shares are listed on Nasdaq Capital Market. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. On May 17, 2024, we received a deficiency notice (the “Notice”) from the Listing Qualifications Department (the “Staff) of the Nasdaq Stock Market LLC notifying us that for the last 31 consecutive business days, the closing bid price for our Ordinary Shares had been below the minimum of $1.00 per Ordinary Share required for continued listing on The Nasdaq Capital Market (the “Minimum Bid Price Rule”).

If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

We may not be able to maintain compliance with Nasdaq’s continued listing requirements, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

On May 17, 2024, the Company received a Notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying the Company that, for the last 31 consecutive business days, the closing bid price for the Company’s Ordinary Shares had been below the Minimum Bid Price Rule. In accordance with Nasdaq Listing Rules, the Company has 180 calendar days, or until November 13, 2024, to regain compliance with the Minimum Bid Price Rule. If at any time before November 13, 2024, the closing bid price of the Ordinary Shares is at least $1.00 per Ordinary Share for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance and the matter will be closed. If the Company does not regain compliance with the Minimum Bid Price Rule by November 13, 2024, the Company may be eligible for an additional 180 day calendar period to regain compliance or be subject to delisting. To qualify for the additional time, the Company will be required to meet the continued listing requirements regarding the market value of publicly held Ordinary Shares and all other initial listing standards, except for the minimum bid price requirement.

In the event that we do not regain compliance with the Minimum Bid Price Requirement Listing Rule by November 13, 2024, and are ineligible for an additional grace period, Nasdaq will provide further written notice that our Ordinary Shares are subject to delisting from The Nasdaq Capital Market. In that event, we may appeal the determination to a Nasdaq hearings panel or consider transferring the listing and trading of our Ordinary Shares to the OTCQX of the OTC Markets.

If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares. See “Item 4. Information on the Company - History of the Company - Recent and Other Developments - Nasdaq Deficiency.”

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

●	fluctuations in our Operating Subsidiaries’ revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our shares, the market price for our shares and trading volume could decline.

The trading market for our Ordinary Shares may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 11,964,571 issued and Ordinary Shares outstanding. The Ordinary Shares sold in our IPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. In connection with our IPO, our directors and officers named in the section “Management,” and certain shareholders agreed not to sell any shares until 9 months after the date of closing of the IPO without the prior written consent of the underwriters, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of FINRA. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, a return on investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves may be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our affiliated entity as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate its operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

Our controlling shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this Annual Report, our executive Director and chief executive officer, Ms. Luk, indirectly through Top Elect beneficially owns 50.74% of our issued and outstanding Ordinary Shares. Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholder may differ from the interests of our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions” in this Annual Report.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer whose Ordinary Shares are listed on the Nasdaq Capital Market, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we have a fully independent audit committee, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

Further, because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances, recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our directors are not required under our Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board of Directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Further, Luk Huen Ling Claire, our Chief Executive Officer also serves a member of our board of directors. Substantially all of the assets of these persons are located outside the United States and primarily in Hong Kong, where each of our directors are located. Robertsons, our counsel as to Hong Kong law, is in the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “—Enforceability of Civil Liabilities” below. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and Principal Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We were listed on the Nasdaq on January 11, 2024. Subsequently, on May 17, 2024, we received a Notice from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying the Company that, for the last 31 consecutive business days, the closing bid price for the Company’s Ordinary Shares had been below the Minimum Bid Price Rule. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company, including those associated with rectifying the Nasdaq deficiency, and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increase our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act, requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On June 22, 2021, the Senate passed the Accelerated Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. In the event the HFCA Act is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

As more stringent criteria may be imposed, including the HFCA Act, which became law in December 2020, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. The PCAOB issued the Determination report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

The HFCA Act prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. However, there can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Ordinary Shares.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our Operating Subsidiaries’ current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our Operating Subsidiaries’ operations and current assets being located in Hong Kong. All of the directors and executive officers of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E 42nd Street, 18th Floor, New York, New York 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Our Group’s history can be traced back to August 2018 when RRA was established. Since the establishment of RRA, we have been providing customized ESG and comprehensive sustainability solutions to our clients. In January 2022, we established Roma (S) to cater to the needs of our clients in Singapore for our future expansion in Asia. As of the date of this Annual Report, our Group is comprised of the Company and its subsidiaries, Lucky Time, RRA and Roma (S).

Our Operating Subsidiaries, RRA and Roma (S), are principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. Our mission is to provide to our clients a one-stop destination for high-quality and holistic sustainability and climate change related consulting services to support a more sustainable, balanced and inclusive future for our clients’ organizations and the world.

Our principal office is located at Flat 605, 6/F, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong. Our telephone number is (+852) 3693 2110. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, Kyl-1106, Cayman Islands.

Corporate Structure

Our Company was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. As of the date of this Annual Report, our authorized share capital is US$500,000 divided into 500,000,000 shares of US$0.001 each. Lucky Time is the intermediate holding company of our Group which comprised of RRA and Roma (S).

We are principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. We were founded in 2018 and have since been providing core sustainability program development and ESG reporting services which enables corporations to comply with the applicable rules and regulations relevant to their industry and/or country. We are driven by our passion to help corporations enhance their ESG performance as a means to business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit etc.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with the client’s specific needs.

During the two fiscal years ended March 31, 2023, 2024 and up to the date of this Annual Report, we served a diverse set of more than 100 clients across a wide variety of industries. Our experienced team members include many individuals who are widely recognized as experts in their respective fields. Those professionals include CPA, CISA, CESGA, SCR and AICPA. Our team of professionals offer expertise, knowledge and experience gained from their experience on a wide and comprehensive range of services provided to a diversified field of industries of various sustainability projects.

Reorganization

Prior to conducting our IPO, we undertook a reorganization of our corporate structure (“Reorganization”). The major steps of the Reorganization were as follows:

(i)	Incorporation on April 11, 2022 of Roma Green Finance Limited, an exempted company incorporated in the Cayman Islands as the listing vehicle with an authorized share capital of 50,000,000 ordinary shares, par value of US$0.001.

(ii)	On June 23, 2022, our Company acquired the entire issued share capital of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 Shares to his nominee, Top Elect, credited as fully paid.

(iii).	On October 24, 2022, our Company allotted and issued 38,622 Shares to Next Master for an aggregate consideration of US$77,244. On the same date, our Company capitalized a loan in the amount of US$90,000 due to Next Master by allotting and issuing 45,000 Shares to Next Master. Also on the same date, Next Master and Trade Expert acquired 221,567 Shares and 326,029 Shares from Top Elect for a consideration of US$443,134 and US$652,058, representing 3.33% and 4.91%, respectively, of the enlarged entire issued share capital of our Company immediately upon completion of the above.

(iv)	On September 2, 2022, the authorized share capital of the Company was increased to US$500,000 divided into 500,000,000 ordinary shares with par value of US$0.001 each.

(v)

On April 6, 2023, Ms. Luk acquired all of the issued and outstanding shares of Top Elect from Mr. Cheng.

As a result of the Reorganization and Ms. Luk’s purchase of the shares of Top Elect: (i) Top Elect Group Limited, a holding company incorporated in the British Virgin Islands that is 100% owned by Ms Luk, owned 100% of our Company and (ii) the Company is a holding company and owns 100% of Lucky Time Ventures Limited, (iii) Lucky Time Ventures Limited owns 100% of RRA, and (iv) RRA owns 100% of Roma (S).

(vi)

On July 26, 2023, our Company allotted and issued 1,202,981 Shares to Top Elect at par, credited as fully paid, with the consideration settled by setting-off the amount due to Top Elect by the Company, and 65,206 Shares and 61,038 Shares to Trade Expert and Next Master for cash at par, respectively. As a result, Top Elect, Trade Expert and Next Master hold 90.5%, 4.9% and 4.6% of the entire issued share capital of the Company following the foregoing transfers and allotments.

See “Item 7. Major Shareholders and Related Party Transactions” for information on the current shareholdings of our major shareholders.

Organizational Chart

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Annual Report:

Subsidiaries

A description of our subsidiaries is set out below.

Lucky Time Ventures Limited

Lucky Time Ventures Limited was incorporated in the BVI as a limited liability company on February 8, 2022. It is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00. Upon its incorporation, 100 fully paid ordinary shares were allotted and issued to Charleton Holdings Limited. On March 16, 2022, Mr. Cheng entered into a sale and purchase with Charleton Holdings Limited to acquire the entire issued shares of Lucky Time for a consideration of HK$1,000,000.00 and the acquisition was completed on March 30, 2022.

Pursuant to a group reorganization for the purpose of listing our Ordinary Shares on the Nasdaq,Capital Market, on June 23, 2022, our Company acquired the entire issued shares of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 shares in our Company to Mr. Cheng’s nominee, Top Elect, credited as fully paid. Lucky Time does not carry on any business activities other than the holding of its shareholding interest in RRA.

Roma Risk Advisory Limited

Roma Risk Advisory Limited was incorporated in Hong Kong as a limited liability company on August 2, 2018. Upon its incorporation, one fully paid ordinary share was allotted and issued to Charleton Holdings Limited. The entire issued shares of RRA was transferred from Charleton Holdings Limited to Lucky Time on March 13, 2022 for a consideration of HK$1.00. Lucky Time was subsequently transferred to Mr. Cheng as mentioned above.

RRA carries on the business of the provision of environmental, social and governance reporting as well as other risk advisory services.

Roma Advisory Pte. Ltd.

Roma Advisory Pte. Ltd. was incorporated in Singapore as a limited liability company on January 3, 2022. Upon its incorporation, 100 fully paid ordinary shares were allotted and issued to RRA.

Roma (S) was established to carry on management consultancy services in Singapore.

At each general meeting, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Ordinary Share that such shareholder holds. There are no prohibitions to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting.

INDUSTRY AND MARKET OVERVIEW

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan commissioned by us in April 2022 (the “Frost & Sullivan Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

We are principally engaged in the provision of environmental, social and governance services. Our business can be categorized into sustainable reporting, consultation and education.

Definition of ESG Consulting Services

ESG Consulting Services refers to the one-stop solutions for the structure, content and design of ESG reports/ ESG Reporting, and improvement of third-party ESG rating scores. ESG consulting services include: (i) Sustainability Reporting Enhancement, (ii) Sustainability Report Benchmarking Review, (iii) Stakeholder Engagement and Materiality Assessment, (iv) Advisory on ESG Governance Structure, (v) Advisory on Data Collection Process, (vi) Report Drafting (for compliance with HKSE’s ESG Reporting Guide / GRI / SGX Sustainability Reporting Guide), and (vii) Environmental Audit.

Overview of ESG Consulting Services Market in Hong Kong

Market Overview

Interest in ESG has increased exponentially, due to investor demand, and regulatory drives. The market size of ESG consulting services in Hong Kong increased from HK$26.7 million in 2017 to HK$177.2 million in 2022, at a CAGR of 46.0%. With tightening reporting requirements for Hong Kong listed companies and the rising investor appetite for green/sustainable finance, listed companies would increasingly place emphasis on ESG. Accordingly, the market size of ESG consulting services in Hong Kong is expected to increase from HK$198.9 million in 2023 to HK$288.9 million in 2027, at a CAGR of 9.8%.

Source: The Frost & Sullivan Report

Growth Drivers

Evolving regulatory regime and disclosure requests: With a view to encouraging initial public offering applicants and listed companies to conduct a thorough analysis and assessment to identify material ESG risks and making appropriate disclosure on climate-related issues to facilitate the transition to a low-carbon economy, commencing in 2016, the HKSE introduced a series of requirements for listed companies to publish annual ESG reports including specified mandatory disclosures and requiring other disclosures on a comply or explain basis. The requirements has been further revamped in 2021, which has incorporated certain key recommendations of the Task Force on Climate-Related Financial Disclosures (“TCFD”) administered by the Financial Stability Board (“FSB”), guiding IPO applicants and listed companies with practical tips to facilitate the alignment of ESG disclosure with international standards. In ensuring the comprehensive compliance with the latest regulatory regime, ESG consultants are increasingly commissioned to develop sustainable and adequate reporting scheme.

Expertise and value-added of third party ESG consultancy services: Remarked by the Hong Kong Trading Development Council, ESG is increasingly impacting corporates and contribute to business opportunities from investors, clients and suppliers as well as serving as one of the key criteria in maintaining a desirable business reputation, corporate competitiveness and retaining talents. However, corporates are seeing implementation challenges such as a lack of homogenous framework or standardized guideline for measuring ESG factors and a lack of expertise in this area within the organization. Third-party ESG consultancies serve as valuable facilitators bridging the gap between the latest ESG market trend and companies finding difficulties in incorporating this intelligence. Service provided by consulting agencies shall provide framework for companies to monitor real-time information in making corporate decisions, and helps minimize risks and improve performance, which is expected to be increasingly valued.

Establishment of Hong Kong Sustainable and Green Exchange: In 2020, the HKSE Sustainable and Green Exchange (“STAGE”) was launched which is an online portal to provide greater information, access and transparency on a wide range of sustainable, green and social investment products. The STAGE is established to be home to a repository of information on sustainability, green and social bonds, and ESG-related Exchange Traded Products listed on HKSE. It assists various stakeholders including issuers, asset managers, investors and professional advisers on the positioning, innovation and marketing of green and sustainable finance, while it also provides a consolidated view of ESG ratings from different providers, enabling investors to compare companies across sectors and sources when making their investment decisions. Against this backdrop, listed issuer are increasing looking for related opportunities to attain latest industry standard and maintain competitive edge. ESG consultancy services providing techniques to integrate ESG into investment decision-making processes and developing potential solutions are seeing expanded opportunities as the market dynamic is developing towards green and sustainable finance.

Increasing prevalence of impact investing: The integration of environmental, social and governance factors in making investment decision is becoming increasingly commonplace across retail and institutional investors such as private equity. Thematic investing, where investors incline to invest in companies in an attempt to promote specific ESG goals with positive environmental impact, such as more sustainable practices in production, greater use of cleaner energy sources and the reduction of carbon emissions has been actively advocated across the globe. The concept of green equity and green bond, where fund raised by listed companies are pledged to be devoted into environmentally related projects are valued by various stakeholders. In turn, listed companies are looking for ESG consulting services with professional experience and expertise in tailor making ESG reports to accommodate to such latest market trend and secure market competitiveness and foothold.

Market Trends

Government effort in promoting net zero economy and ESG development: The net zero coalition proposed by the United Nations has been adhered by the Hong Kong Government, where efforts are seen including the promulgation of “Hong Kong’s Climate Action Plan 2050” outlining the development of strategies for decarbonizing operations and a roadmap to achieve this. In this connection, HKSE outlined the Net-Zero Guide to provide guidance and insight to listed issuers in developing an appropriate net-zero pathway, which includes identifying resources required to calculate and establish a carbon emission baseline, setting carbon emission reduction targets, identifying emission reduction potential and formulating related strategies. Accordingly, the government policies has encouraged increasing number of corporates to work towards net-zero commitments and a better formulation of ESG-related management and reporting.

Incorporation of software tools into ESG consulting operation: In view of the advancement of software data analytics, ESG consultancy service providers amalgamate disparate data leveraging database analytics software tools in monitoring and tracking strategically, and often require centralized repository to track ESG data and strategies of multiple downstream clients. The incorporation of software has streamlined data collection procedure and improve efficiency in report drafting. Software monitoring tool is also conducive in assisting setting and revealing its development targets concerning sustainability, considering the latest disclosure requirement by HKSE to set and reveal development targets concerning sustainability.

Emergence of one-stop consultancy service provision: Listed issuers on HKSE are seeking ESG consultancy services principally to accommodate to the latest listing requirement through ESG reporting and disclosure services, while an increasing amount of companies engage one-stop and integrated ESG consultancy services in regards to stakeholders engagement to understand and alleviate stakeholders concerns, building a sustainable and long-term reporting system, carbon footprint management and auditing, employee management and supply chain risk management, liaise with institutional investors in regards to ESG enquiries and issues and formulating ESG-related marketing strategies. Service providers offering one-stop ESG and sustainability solution shall garner competitive edges.

Overview of ESG Consulting Services Market in Singapore

Market Overview

The market size of ESG consulting services in Singapore has increased moderately from S$1.5 million to S$5.5 million from 2017 to 2022, representing a CAGR of approximately 29.7% during the period. The growth rate of such market size in Singapore is highly associated with the relevant regulatory regime which has been increasingly tightening in recent years, particularly, the Singapore Exchange (“SGX”) issued regulation requiring ESG disclosures of Singapore-listed companies, listed companies must issue their sustainability reports commencing the year 2022 and a further supplement in regards to climate report starting 2023. The requirement is expected to serve as tremendous impetus to the demand for ESG consulting services in Singapore in assisting businesses in ESG-related strategic planning, technical support, testing, auditing and verification as well as sustainability marketing. The market size grew at a year-on-year growth of approximately 112.0% during 2021 to 2022 and is expected to attain S$11.6 million in 2027, representing a CAGR of approximately 13.1% during 2023 to 2027.

Source: The Frost & Sullivan Report

Market Outlook

In Singapore, the financial market is shifting away from an incentive-based approach to a stricter approach on ESG regulation. Effective from January 1, 2022 and as recommended by the Task Force on Climate-related Financial Disclosures (“TCFD”), the Singapore Exchange (“SGX”) issued regulation requiring ESG disclosures of Singapore-listed companies, listed companies must issue their sustainability reports no later than 4 to 5 months after the financial year, and provide climate reports as integrated into the sustainability report starting the financial year 2023. The report shall include content such as (i) material environmental, social and governance factors, (ii) policies, practices and performance, (iii) targets, (iv) sustainability reporting framework; and (v) Board statement and governance structure for sustainability practices.

The Monetary Authority of Singapore (‘“MAS”) has also introduced guidelines on environmental risk management for asset managers in 2020, requiring asset managers to ensure their risk management framework are covering environmental risk, establish internal escalation process for managing such risk and disclose publicly their approach in managing environment risks. In March 2022, Monetary Authority of Singapore and CDP an international non-profit organization that operates one of the world’s leading environmental disclosure systems for companies and sub-national governments signed a Memorandum of Understanding to promote sustainability disclosures and access to quality ESG data across the financial sector and real economy.

In view of the regulatory regime as well as the evolving market trend in favor of ESG data disclosure and transparency, increasing number of investors in Singapore are valuing companies that report their sustainability impact, issues, and efforts detailed, alongside financial factors of their annual performance. It has entailed businesses to integrate ESG factors into business operations. It is expected that policymakers and regulating authorities would continue to roll out requirements and standards with measurable targets and objectives.

Market Outlook

As the concept of ESG was firstly introduced by the US in 2005, the maturity of the ESG consulting services market is ahead of that in all other countries. As the bellwether, the US ESG consulting services market has steadily increased in the past years while setting the standard of ESG development in the world as an exemplar. The major drivers in recent years include acknowledgement of ESG significance from company c-suites, promotion of regulation in ESG disclosure standards and integration of ESG measurements in investment analytics.

In the company level, ESG is becoming firmly established as a major priority for the C-suite of companies. Budgets investing on ESG have proliferated due to the widespread financial impact of ESG issues and the support from management levels. Rising demand of enhancing ESG has led to variety of multinational firms, including management consultants to professional services firms, competing to show a competitive offering in an expanding ESG consulting landscape. Another sign that demonstrates growth of ESG is the rapid increase in ESG initiative spendings in the past years for both ESG software and consultancy services. As companies seek to develop and implement more ESG strategies to sustain long-term business growth, budget-holders are looking to professional services firms for ESG consultancy solutions that may assess sustainability performance, monitor ESG progress, improve disclosure quality, bridge gaps and drive resilience to ensure business continuity.

The proliferation of mandatory disclosure standards has challenged firms in preparing requests for granular and accurate data information. For instance, significant incoming mandatory regulations from the Securities and Exchange Commission (SEC) climate and ESG disclosure rules are expected to announce in 2022 for anticipated mandatory disclosures in the 2023 financial year. However, the complicated procedures of data request preparations, ranging from supply chain assurance and confidential disclosures to secure sustainable finance agreements, bring about challenges for firms. ESG consultancy services, thus playing a significant role in assisting firms to prepare appropriate audit and assurance for ESG disclosures, will foresee a considerable growth in the future with the support of regulations.

To ensure promising investment returns in sustainable businesses, ESG is considered an important measure in investment analytics. Since the start of the COVID-19 pandemic, large sections of the investment community have transitioned towards accepting financial materiality aspect of ESG. Challenges surround full integration of ESG in investment decision–making process carries on, with a lack of investor-grade ESG data on a firm level and a continuing search for appropriate strategies to fully integrate ESG across a portfolio. ESG consultancy services may provide techniques to integrate ESG into investment decision-making processes, while developing potential solutions for incomplete ESG data.

Competitive Landscape

The ESG consulting services industry in Hong Kong sees increased competition, primarily due to the on-going regulatory reforms, rapid technological innovation, evolving industry standards, and increasing demand for higher levels of client experience. The market is relatively fragmented as estimated there were over 200 market participants in the ESG consulting services industry in Hong Kong.

In Singapore, ESG consulting services market is comparatively fragmented with over 80 market participants. Some market participants primarily focus on assisting listed companies in managing annual ESG sustainability and climate reporting, liaison with stakeholders, formulating ESG strategies and monitoring ESG performance, while some market participants principally serve asset management companies and listed companies focusing on quantitative data presentation and dashboard where they aggregate, compile, normalize, clean and analyze data in continuous basis.

Compared with Hong Kong and Singapore, the ESG consulting market in the U.S. is more mature and it is competitive with over 1,000 market participants in the U.S., providing comprehensive ESG consulting services. The major market participants include Ernst & Young, KKS Advisors, Advisian, Allianz Global Corporate & Specialty and GreenCo Sustainability Consultants.

Entry Barriers

Brand reputation and awareness: Access to listed companies is critical for ESG consulting services, which requires good brand reputation and awareness. Given the successful project delivery and our experience to date, existing ESG consulting services providers are expected to have already established their reputation and brand awareness, which is hardly achieved by the new entrants. Moreover, leading existing market participants with good brand reputation and marketing channels are more attractive for new clients and able to retain their existing clients. Hence new entrants may need extra effort and time to acquire business from clients. Therefore, existing market players are more competitive in terms of expansion of business network and exploration of new clients.

Industry Expertise: The deployment of ESG consulting services requires sufficient industry knowledge, such as regulatory requirements and ESG rating. Having experienced staffs with profound industry expertise who are able to manage various new and evolving resources and provide professional ESG consulting services to clients are invaluable assets in the market. Leading existing market participants usually have ability to provide better remuneration package and career opportunities, thereby standing a better chance of recruiting experienced staffs.

Comprehensive Services: ESG consultants who are able to provide comprehensive ESG consulting services are generally preferred by the customers. By engaging in full lifecycle of ESG reporting and investment, ESG consulting services providers are able to acquire and attain customers with integrated solutions. Besides, it is the rising trend in the ESG consulting services industry to provide quality of services to meet higher regulatory standards and customer requirements.

Investors are increasingly applying ESG factors as part of their analysis process to identify material risks and growth opportunities. ESG metrics are not commonly part of mandatory financial reporting, through companies are increasingly making disclosures in their annual report or in a standalone sustainability report. Numerous institutions such as Sustainability Accounting Standards Board, Global Reporting Initiative and the Task Force on Climate-related Financial Disclosures are working to form standards and define materiality to facilitate incorporation of these factors into the investment process.

The ESG consulting services are mainly driven by the investors demand and regulatory requirements of the aforementioned institutions and some stock exchanges. The ESG consulting services is an emerging industry and it is highly fragmented and competitive with a large number of market participants, due to the relatively low entry barriers and rising market demand. Accordingly, the leading market participants are difficult to locate without sufficient market data.

Given our experience and strong client base, we believe we are well placed to capture opportunities in the ESG services industry and to expand our footprint.

BUSINESS OPERATIONS

Overview

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through our operating subsidiaries in Hong Kong and Singapore. We were founded in 2018 and started providing core sustainability program development and ESG reporting services which enables corporates to demonstrate compliance to the applicable rules and regulations. We are driven by our passion to help corporates enhance their ESG performance as a cause of business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many more other offerings.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with corporates’ specific needs.

We earn advisory fees from each client that we provide services. Our revenue is resilient as we are serving a diverse set of more than 100 clients across a wide variety of industries.

Our Services

We provide sustainability and climate change advisory services to our clients. These services include:

Sustainability Program Development – we support our clients with sustainable corporate growth and help them to integrate sustainability-related strategies across their organization and compile a comprehensive sustainability program. Certain clients may also outsource certain aspects of their sustainability program to us for consultation and planning.

A brief description of our sustainability program development service is set out as follows:

(1)	Planning

Generally, every client has its unique and complex business and operation. Their underlying risk and opportunities, as well as potential environmental, economic and social impacts can be distinct and sensitive. Therefore, our professional team takes an individual approach to clients. Our team of experienced experts approach the clients to understand their business and industry, organizational goals and objectives, entity-specific sustainability initiatives and expectation and interest of management.

(2)	Stakeholder engagement

Our professionals assist the clients to engage their stakeholders. We work with our clients to build the optimal communication strategy, to integrate both internal and external stakeholders for our clients to understand their views and priorities in a systematic way, determine the material aspects impacting their sustainable development, as well as engage them in ESG-related discussions on existing performance and future goals.

(3)	Formation of sustainability program

We then partner with clients to incorporate the feedbacks and priorities from their stakeholders in formulating corporate sustainability initiatives and business development strategies. We help clients to identify and evaluate key strengths and weaknesses, and in turn help develop their unique and distinctive ESG program.

Our experts work closely with clients’ management to establish the governance for the corporate sustainability with clear roles and responsibilities defined for various levels of management, develop new policies and initiatives, and select relevant KPIs. We also guide our clients on process flow, data collection and internal coordination.

(4)	Human capital management and community engagement

With the development, global awareness and commitment to the ESG landscape, organizations continue to enhance their focus on social issues, from human capital management to commitment on communities. We help our clients to build inclusive programs to attract, retain and develop talents which also cultivates a diverse, inclusive and belonging corporate culture.

Our services also include articulating the community engagement plan, which delivers clients’ purpose and corporate value to the communities in which they do business. A clear community engagement plan creates opportunities for our clients to engage with local people and demonstrate clients’ advocates on key societal issues.

ESG Reporting – we help clients build their ESG profile and support their ESG reporting in compliance with the prevalent ESG-related standard and reporting framework.

A brief description of the flow of our consulting process in ESG reporting is set out as follows:

(1)	Project kick-off

Our team of experienced experts kick start the project by understanding client’s business, corporate structure, current ESG practices and expectations of management to identify the appropriate reporting framework and standards, scope and reporting period of the ESG report to clients and allow the client to choose their preferred approach to the ESG reporting.

(2)	Stakeholder engagement

Our professionals assist the clients to identify their stakeholders including but not limited to their customers, shareholders, employees and the communities. We have structured stakeholder dialogue questionnaires and survey tools to collect the relevant requirements, expectations and interests of stakeholders to perform the subsequent assessment.

(3)	Materiality assessment and management of ESG risks and opportunities

Our team collaborates with client’ management team on conducting materiality assessment, through qualitative and quantitative analysis, to identify and evaluate material factors specific to client’s organization. Our services also provide a materiality matrix based on the results from the stakeholder engagement exercise to be included in the ESG report.

(4)	Determining the structure of ESG framework

We partner with clients to build the structure of ESG framework to assess and manage the ESG-related risks and opportunities, as well as establish the strategic growth objective and sustainable development goals.

We apply our strong technical knowledge on the analysis of clients’ distinct businesses and their related ESG risks and opportunities. Our team aims to help clients to escalate their ESG program to develop new initiatives, enhance governance, establish relevant metrics and KPIs to capture activities with an impact on ESG areas and set up ESG-related policies and performance measurements.

We provide guidance and advice to clients on establishing sustainable development targets that both address the expectation and interests of key stakeholders and be in line with the strength of the company to differentiate our clients from their peers.

(5)	ESG report compilation

Our services help our clients in developing the ESG narratives and disclosures for the ESG report based on the prevalent ESG-related standard and reporting framework. We also assist in the information collection by coordinating the cooperation with client’s representatives of individual functions and departments. We review the strategic importance of individual ESG topics and supervise the information disclosure on the ESG report with regard to their respective strategic importance. We emphasize the accuracy and transparency of the ESG reports our clients deliver.

(6)	Add-on services to ESG reporting

On the request of clients, we also provide ESG report translation services to assist client to deliver and present their ESG reports in different languages. In addition, we also provide graphic design which aligns with client’s corporate image.

(7)	Final communication and recommendations for improvement

Our team identifies and evaluates weaknesses and present our findings and recommendations to clients’ management to enhance their ESG reporting process and monitoring of metrics and goals.

Corporate Governance and Risk Management –we deliver value-adding services to support clients in managing and enhancing their corporate governance, enterprise risk management, compliance and internal audit activities.

A brief description of our service offering in connection with corporate governance and risk management is set out as follows:

(1)	Corporate governance

Our team of experienced experts help clients design an effective and systematic corporate governance structure in compliance with regulatory requirements. We also assess the existing governance framework of clients to cope with the governance regulatory changes.

We work closely with client’s management on improving the board effectiveness and demonstrating the role of board as representative of the shareholders. Our professionals coach client’s board / board committees including developing a clear “tone from the top” and setting up their terms of reference. We also review and implement anti-fraud programs, ethics policy, change management and other monitoring and reporting processes.

(2)	Risk management

All organizations need to manage the risks that are relevant to their success. Our professionals support our clients in many aspects as follows:

-	we help our clients establish a strong risk governance and protect the value from strategic risks;
-	we assess and measure the control culture of clients;
-	we produce / enhance policies and procedures, other compliance manuals which are customized to clients’ unique requirements for them to run their risk management processes;
-	we interview clients’ management and employees to collect data and establish/update the risk register;
-	we hold risk workshops with clients’ management to facilitate them in developing organization risk profile;
-	we provide advisory services to clients on their establishing of key risk and risk appetite both on matching the enterprise-wide consistency and addressing specific needs from functions / business units;
-	we work closely with our clients in identifying, measuring, monitoring, reviewing and reporting on risks;
-	we advise clients on how to improve and get more value from their existing risk management processes; and
-	we run bespoke training on risk management and internal control to clients.

(3)	Compliance

Our compliance services offerings cover a wide range of compliance obligations clients need to comply with. Our team conducts complete assessment on client’s compliance program design and control to identify the issues and gaps within the organization. Based on the assessment results, we then provide insight and recommendations to clients and assist them in re-designing and establishing policies and processes.

We help clients assess and design compliance management system to monitor the control operation in supporting relevant regulatory and governance reporting requirements.

We partner with law firms to deliver trainings on compliance-related topics to clients’ management and employee to raise their awareness on compliance. For example, we offer anti-corruption training program for clients.

(4)	Internal audit

We provide internal audit outsourcing, co-sourcing and other advisory services.

Some organizations outsource fully or partly their internal audit function to us, as their internal audit consultant, strive to increase the value of internal audit function by the followings:

-	we understand the clients’ key business processes and their expectations of internal audit;
-	we implement the internal audit methodologies and set up performance measurement and reporting mechanisms which are tailored to each client’s needs;
-	we help clients complete the control testing and identify any weakness;
-	we provide objective process improvement advisory with an aim to enhance the effectiveness;
-	we identify the opportunities to enhance capabilities and processes;
-	we conduct operational efficiency review and support client improve their competitiveness and/or reduce costs through adoption of enhanced business processes and controls; and
-	we also provide external quality assessment services.

Our team of professionals with extensive internal audit experiences also provide other internal audit related consulting services as follows:

-	we work with clients’ management in establishing their internal audit function and developing internal audit methodology, planning, audit plan, communication protocols, quality assurance and training for clients; and
-	we help clients to produce or enhance the policies and procedures manuals.

Climate Change Strategies and Solutions – we provide guidance and support to clients in building climate strategies which align with their climate goals and targets.

A brief description of our services in relation to climate change strategies and solutions is set out as follows:

(1)	Climate-related risks management

Our team of experts assists our clients to identify and prioritize the risks and opportunities arising from climate change through multiple intelligence collection from internal and external stakeholders. Climate risks are typically classified into two major categories: physical risks and transition risks. Drawing upon the relevant quantitative and qualitative assessments on the material risks, we support client to map the key risks with business activities and develop the framework to evaluate such climate-related impacts.

(2)	Climate change strategies development

Our team works to design and build the strategies, plans and processes to address climate-related risks and opportunities in order to help our clients to manage the impacts of climate change, respond to unexpected environmental disruption and mitigate potential transition risks and financial risks caused by policy changes, market preferences and technology development towards a low-carbon economy. Our understanding and experience in ESG enable us to provide guidance to clients on integrating the climate-related risks and opportunities into business strategies and making compelling disclosures to key stakeholder audiences.

(3)	Climate change scenario analysis

We conduct scenario analysis, quantitative, qualitative or a combination of both, to help clients effectively identify and assess the potential implications of climate-related risks and opportunities on business performance.

Environmental Audit – we provide on-site investigations on agreed upon scope with clients to meet clients’ needs on fulfilling specific environmental requirements and standards. Our team conducts assessment and audit to identify any material environmental risks and suggest mitigating actions to clients.

ESG Rating Support and Shareholder Communication – we help clients to review and improve their ESG / sustainability ratings and indices. Our services aim to help clients to articulate a compelling equity story and set up best practice investor relations strategy.

Through gap analysis against the relevant rating methodology, we identify weakness and recommend actions to clients to boost their ESG / sustainability scores and ratings. We also help clients elevate the ESG-related disclosure to achieve better ratings, demonstrate transparency and strengthen the corporate image. Our team also conducts benchmarking of clients’ sustainability performance against their peers and/or industry best practice, which in turn helps the clients to position themselves strategically.

Investors and shareholders are increasingly focusing on sustainable investing and integrating ESG / sustainability performance into their investments analysis and decision making. We work to establish policies and strategies to facilitate clients’ ongoing communication and engagement with shareholders and potential investors.

Education and Training – we deliver trainings, workshops, discussion forums on ESG and/or sustainability topics. Our team of experts also design customizable training programs across various ESG and/or sustainability objectives that are tailored to individual client’s needs and enhance their ESG skills. We also intend to establish a formal ESG academy which will offer trainings, workshops and gaming services to boost the ESG awareness of professionals and the general public (including students).

Pricing Policy

We charge our clients an agreed-upon advisory fee, which is determined on a case-by-case basis with reference to, among others, the scope and complexity of services to be provided, intensity of project timeline, the estimated time and amount of work required by the professionals assigned to the project. Our service fee is generally payable in two installments upon the occurrence of the milestone events defined in the service contract, namely, (i) signing of the service contract; and (ii) upon delivery of draft reports and/or other deliverables.

Our Clients

Our clients include listed companies in Hong Kong and Singapore, private companies, as well as non-governmental organizations. With ESG and sustainability becoming important for companies preparing to go public, we also have an increasing number of IPO clients who consider communicating the corporate sustainability and climate change strategies as an essential part of their listing process.

Our revenue is not dependent on any one single client. In the year ended March 31, 2024 and 2023, our top five clients represented approximately 24.0% and 11.6% respectively, of our total revenues with these revenues derived from over several projects.

We believe that clients retain with us because of our recognized expertise and capabilities in ESG and sustainability, as well as our reputation for satisfying clients ‘needs.

Competitive Strengths

We maintain the following competitive strengths:

Comprehensive ESG / sustainability services provider — We provide all-rounded and comprehensive ESG / sustainability services to our clients to fulfill their varying needs. Each corporate has its unique ESG journey. Our team of experts guide our clients throughout each stage of their ESG journey from establishing a measurable and accountable sustainability program, developing the climate change related strategies and solutions, articulating the tailored ESG / sustainability reporting. Our comprehensive suite of services also include advisory in connection with corporate governance and risk management, which are designed to assist clients navigate challenges and opportunities across the operation and build an effective risk management and compliance program.

Our experts also assist clients in addressing other needs, including providing environmental audit, ESG rating support and shareholder communication, as well as sustainability-related education and training. We believe our capability to provide comprehensive ESG / sustainability services not only helps clients to meet their needs across the business lifecycles, but also fosters our long-term relationship with them. We have been able to maintain a high level of client retention. During the year ended March 31, 2024, around 78.4% of the total clients are recurring clients.

Our experience in the provision of ESG / sustainability services to a diversified range of clients (the majority of which are listed companies in Hong Kong and Singapore) help us retain and attract more clients which will then enable us to optimize our client coverage effort, create new business opportunities and in turn generate diversified sources of revenue and maximize our revenue.

Strong client base and experience —We have a growing and diverse base of clients. We believe that market reputation and clients’ confidence in our services are indispensable to our continuous success. Our major clients are mainly listed companies in Hong Kong and Singapore as well as private companies and non-governmental organization. Since our establishment in 2018 and notwithstanding our short operating history, we have served over 170 clients. Our clients have a diverse spectrum of industry sectors including financial services, property development, property management services, pharmaceutical, manufacturing, logistics, education, natural resources and technology, media and telecom. We believe our diversified client base mitigates the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

Experienced management team and diversified talent pool — Our senior management team has experience and competency in ESG / sustainability, and are responsible for establishing the business strategies, leading and managing the operations, overseeing the business performance and coordinating the resources. Leveraging on the capabilities and experiences of our management team, we have been successfully expanding our service scope and client base. For details of the biographies of our management team, please refer to the section headed ‘‘Management’’ in this Annual Report.

In addition, we have a team of professional and trained staff from diverse background including but not limited to environmental management, social science and business studies. We believe our success is driven by our talents and their ability to serve as trusted consultants for our clients. Hence, our team’s diverse background and expertise are essential to supporting our clients on their different needs. Together with our senior management team, our professional staff enables us to implement our business strategies, provide quality services to clients, identify and capture business opportunities, build a long-term relationship with clients and procure new clients.

Our strategy

Our principal objective is to sustain a continuous growth in our business and strengthen our market position in the environmental, social and governance industry in Hong Kong, Singapore and elsewhere with the following strategies:

●	continuing to increase our market penetration in Hong Kong and Singapore;
●	expanding our worldwide footprint in particular the US;
●	recruiting and retaining professionals; and
●	pursing strategic acquisitions.

Business Strategies

Our objective is to continue to strengthen our competitive position as the preferred provider of ESG and sustainability advisory services. We seek to strengthen this position while increasing revenue, cash flow, profitability, and market share. Our key strategies to accomplish these objectives include:

Continue to increase our market penetration in Hong Kong and Singapore— Through our technical expertise and strong client relationships, we intend to increase our existing presence in the Hong Kong and Singapore markets. Many of our clients have appointed us for a specific service such as ESG reporting. As we have diversified and expanded our service offerings, and as clients have grown accustomed to our service quality, we plan to promote additional ESG / sustainability services to existing clients helping them to meet increasing expectation and concern from investors and regulators on a company’s ESG / sustainability. We also intend to deploy more resources in expanding the market in Singapore, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in perusing new clients and driving growth.

Expand our worldwide footprint in particular the US — We intend to replicate our success in Hong Kong and expand and build our worldwide presence in particular the US. We believe that the new global ESG-related reporting standards and regulations will continue to evolve and demand more credible corporate disclosures. The demand for ESG and sustainability services is still growing worldwide. We intend to provide our ESG / sustainability services to US-listed foreign companies located in the Asia Pacific region including but not limited to Hong Kong, Singapore, Taiwan and Malaysia with our geographic reach and our local experience with global mindset.

Recruit and Retain Professionals — Given our professionalism, our ability to recruit, develop, promote and retain talent is one of the keys to our continued success and enables us to capture market share. We expect a strong team of experienced staff equipped with relevant knowledge and good client connections helps increase our project execution capacity and provide quality services to our clients. We believe our mission and focus on supporting a more sustainable, balanced and inclusive future for our clients and the world, our strong emphasis on ownership opportunities for our staff, supporting their career development and building inclusive corporate culture creates a competitive advantage when competing for professionals. Our sustainable growth is only possible because of the ability of our people and the impact and value we made to our clients when they are facing their challenges and opportunities. We are committed to investing in our people and supporting them with tools and resources necessary to grow.

Impact of Covid-19 on our Operations

Our business could be affected by public health epidemics. A strain of SARS-CoV-2, which causes the COVID-19 disease, was first reported in December 2019. On March 11, 2020, the World Health Organization declared the outbreak a global pandemic.

This outbreak of COVID-19 has led to companies like us and our business partners to adopt temporary adjustments to work schedules and travel plans, arranging employees to work from home and providing services to our clients remotely which may result in lower efficiency and productivity. We and our clients also experienced limitations having face-to-face meetings due to quarantine measures and travel bans imposed by governments to contain the spread of this outbreak which may affect our service quality.

In addition, our business depends on our people. If any of our employees has contracted or is suspected of having contracted COVID-19, they would be required to be quarantined and they could pass it to other of our employees, potentially resulting in disruption to our business. Furthermore, as the COVID-19 continues to threaten the global economy and financial markets and cause decline in general economic activities, our results of operations could be adversely affected by the COVID-19 outbreak.

The COVID-19 outbreak has had a limited impact on our results of operations for fiscal year ended March 31, 2023 but nevertheless revenues decreased by HK$580,494 as compared to the year ended March 31, 2022; and continued to decrease for fiscal year ended March 31, 2024 to HK$9,903,795 from revenues of HK$13,635,605 for March 31, 2023. The extent to which the COVID-19 outbreak will impact our future financial condition and results of operations will depend on, to a larger extent, future developments and new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our clients for the foreseeable future, among others, almost all of which are beyond our control. We will continue to closely monitor the situation throughout 2024 and beyond.

Competition

The market we operate in is competitive but fragmented. There is no single or group of companies that dominate across the entire ESG and sustainability consulting market in which we carry on our business. For details of the competitive landscape of the ESG consulting service industry and the market drivers, see “Market and Industry Data”.

Competition is primarily based on service scope, pricing, professionals, service performance and client satisfaction. Our competitors may be international companies having greater brand recognition, more staff and other resources across the global than that of us. Apart from large multinational consulting firms, we also face competition from local small and medium-sized consulting services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, team of experts with sharing mission and the senior management’s sound leadership as more particularly set out in “Competitive Strengths” and ‘‘Business Strategies’’ have differentiate us from our competitors as a reputable ESG / sustainability consulting services provider.

In addition, the ESG / sustainability consulting service industry has barriers to entry which would make it difficult for new competitors to enter the market. For details, please see “Market and Industry Data”.

Sales and Marketing

In general, our projects originate from the networks of our senior management, referrals from existing clients or other business partners and direct approaches by clients. We have outsourced our sales and marketing function, to independent third party service providers of which the business development representatives attract the new clients through calls, emails and other marketing means.

As we are a relatively young company, we see the outsourcing of sales and marketing as a cost-effective way to manage our regular sales and marketing activities. Levering the client portfolio and sales network of the outsourced service provider, it allows us to reach to a larger group of potential clients and provide us with the flexibility in adjusting and re-allocating marketing expenditure. However, as we mature and grow and our database expands, we intend to take the sales and marketing aspects in-house so as to reduce outsourcing costs and to enable us to compile a larger internal database for expansion.

We also partner with law firms in organizing seminars and trainings where we share our industry knowledge, market trends and new standards and regulations, as well as introduce our services to our clients and potential clients.

We focus on investing in cost-effective marketing initiatives and will continue in evaluating the effectiveness of different marketing means in optimizing the marketing expenses allocation.

Intellectual Property

We do not have any self-owned intellectual property. On April 1, 2022, we licensed the use of three trademarks in Hong Kong in relation to the tradename “Roma” until April 1, 2023 and thereafter on a monthly basis pursuant to the terms of a license agreement.

Employees

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2024, we had approximately 14 full-time employees and directors, of which 13 were located in Hong Kong and 1 was in Singapore compared to 16 full-time employees and directors, as of March 31, 2023, of which 15 were located in Hong Kong and 1 was in Singapore.

Insurance

We purchased business insurance which covers loss or damages arising from business interruption, certain money losses due to theft to the extent any cash is handled by the Company, physical malicious attacks against Company personnel, office contents, public liability and employee compensation. It also covers public liability and relevant employees’ compensation.

Litigation and Other Legal Proceedings

As of the date of this Annual Report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations.

REGULATORY ENVIRONMENT

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Hong Kong. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Hong Kong on our business and operations.

Laws and Regulations Relating to our Business in Hong Kong

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Hong Kong.

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the ‘‘BRO’’)

Under the BRO, every company or individual who carries on a business in Hong Kong is required to apply for a business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business. Business registration does not serve to regulate business activities and it is not a licence to trade. Business registration serves to notify the Inland Revenue Department of Hong Kong of the establishment of a business in Hong Kong. Business registration certificate will be issued on submission of the necessary document(s) together with payment of the relevant fee and is renewable every year or every three years (if business operators elect for issuance of business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the ‘‘IRO’’)

The IRO is to govern taxes on property, earnings and profits in Hong Kong. The IRO provides, among other things, that profits tax shall be charged on every company or person carrying on a trade, profession or business in Hong Kong in respect of its or his or her assessable profits arising in or derived from Hong Kong. With effect from the year of assessment of 2018/2019, profits tax rate is at the rate of 8.25% on any part of assessable profits up to HK$2,000,000, and that of 16.5% on any part of assessable profits over HK$2,000,000 for corporate taxpayers. The IRO also contains detailed provisions relating to, among other things, permissible deductions for outgoings and expenses, set-offs for losses and allowances for depreciations of capital assets.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the ‘‘OSHO’’)

The OSHO provides the safety and health protection to employees in workplaces, both industrial and non-industrial. Employers must, as far as reasonably practicable, ensure the provision of a safe and healthy conditions in their workplaces by providing and maintaining plant and work systems that do not endanger safety or health, making arrangement for ensuring safety and health in connection with the use, handling, storage or transport of plant or substances, providing all necessary information, instruction, training, and supervision for ensuring safety and health, providing and maintaining safe access to and egress from the workplaces and providing and maintaining a safe and healthy work environment.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”)

The EO regulates the general conditions of employment and matters. It provides for various employment-related benefits and entitlements to employees and obligations of employers. All employees covered by the EO, irrespective of their hours of work, are entitled to protection including payment of wages, restrictions on wages deductions and the granting of statutory holidays. Employees who are employed under a continuous contract are further entitled to such benefits as rest days, paid annual leave, sickness allowance, severance payment and long service payment.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the ‘‘MWO’’)

The current MWO provides for a prescribed minimum hourly wage rate (currently set at HK$37.5 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the ‘‘MPFSO’’)

Under the MPFSO, employers shall participate in a Mandatory Provident Fund (‘‘MPF’’) Scheme for employees employed under the jurisdiction of the EO. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately. The Monetary Provident Fund Authority also assumes the role of the Registrar of Occupational Retirement Schemes, which is alternative to the MPF Scheme for the retirement protections set up for employees in Hong Kong.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the ‘‘ECO’’)

Under the ECO, all employers (including contractors and subcontractors) are required to take out insurance policies to cover their liabilities both under the ECO and at common law for injuries at work in respect of all their employees (comprising full-time and part-time employees). It establishes a no-fault, non-contributory employee compensation system for work injuries.

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance was set to commence full operation on December 14, 2015 and prohibits restrictions on competition in Hong Kong through three competition rules: (i) the first conduct rule, the second conduct rule and the merger rule. The first conduct rule and the second conduct rule apply to all sectors of the Hong Kong economy, while the merger rule only applies to mergers involving carrier license holders within the meaning of the Telecommunication Ordinance (Chapter 106 of the Laws of Hong Kong).

The first conduct rule prohibits businesses from making or giving effect to an agreement, engaging in a concerted practice, or making or giving effect to a decision of an association, if the object or effect to harm competition in Hong Kong. The agreement includes any agreement, arrangement, understanding, promise or undertaking, whether express or implied, written or oral, and whether or not enforceable or intended to be enforceable by legal proceedings. The Competition Commission will consider various approaches of business conduct, including price fixing, market sharing, bid rigging and output restrictions, resale price maintenance, and joint ventures, joint tendering, franchising and distribution agreements.

The second conduct rule prohibits businesses with a substantial degree of market power from abusing the power through engaging in conduct that has the object or effect of harming competition in Hong Kong. The Competition Commission’s approach to different types of business conduct, including below-cost pricing, tying and bundling, margin squeezing, refusals to deal and exclusive dealing.

The Competition Commission may apply to the Competition Tribunal for a pecuniary penalty to be imposed on any person it has reasonable cause to believe has contravened a competition rule or has been involved in a contravention of a competition rule, including, among others: (i) imposing a pecuniary penalty; (ii) disqualifying a person from acting as a director of a company. Schedule 3 to the Competition Ordinance sets out a list of orders that may be made by the Competition Tribunal.

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (the “PDPO”) is applicable to both the private and the public sectors. It sets out how data users should collect, handle and use personal data, complemented by the other provisions imposing further compliance requirements under its six Data Protection Principles.

In general, the six Data Protection Principles stipulate that the personal data shall only be collected for a lawful purpose and under fair means directly related to a function or activity of the data user.

The data subject shall be fully informed. Second, the data users shall take all practicable steps to ensure that personal data is accurate and is not kept longer than is necessary for such purpose. The data user shall erase all such personal data that is no longer required. Third, the personal data collected shall not be used for any new purpose which is not or is unrelated to the original purpose unless express and voluntary consent is obtained from the data subject. Fourth, the data user shall take all practicable steps to protect the personal data it collected and against any unauthorised or accidental access, processing, erasure, loss or use. Fifth, the data user shall ensure the openness of the personal data policies and practices, the kind of personal data held and the main purpose of holding it. Sixth, the data subject shall be entitled to access, correct the personal data given. The data subject can withdraw the consent previously given by written notice.

The Office of the Privacy Commissioner for Personal Data in Hong Kong may conduct investigations of any suspected contravention of the PDPO and may issue enforcement notice to the data user directing remedial and/or preventive steps to be taken. It is an offence for contravening the enforcement notice such issued with a maximum penalty of a fine of HK$50,000 and imprisonment for 2 years, with a daily penalty of HK$2,000. In addition, section 9 of the PDPO stipulates the consequences regarding doxing-related offences and the direct marketing provisions. In general, it is an offence if a person discloses any personal data of a data subject without the relevant consent, and depending on the intent, the maximum penalty upon conviction is a fine of up to HK$1,000,000 and to imprisonment for 5 years.

Laws and Regulations Relating to our Business in Singapore

Employees

Employment Act. The Employment Act 1968 of Singapore, or the Singapore EA, sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. With effect from 1 April 2019, the EA extends to all employees, including persons employed in managerial or executive positions, with certain exceptions.

The Singapore EA prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman) who receives a salary of up to S$2,600 a month (“relevant employee”). Section 38(8) of the Singapore EA provides that a relevant employee is not allowed to work for more than 12 hours in any one day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, section 38(5) of the Singapore EA limits the extent of overtime work that a relevant employee can perform, to 72 hours a month.

Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 of Singapore in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare, adoption, unpaid infant care and shared parental leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001 of Singapore; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993 of Singapore; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 of Singapore and the Workplace Safety and Health Act 2006 of Singapore, respectively.

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is administered by the MOM. Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for the persons at work a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons, ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organisation, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

More specific duties imposed on employers are laid out in the Workplace Safety and Health (General Provisions) Regulations (“WSHR”). Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any infectious agents or bio-hazardous material which may constitute a risk to their health.

Under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (“CWSH”) may, among others, enter, inspect and examine any workplace, to inspect and examine any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is relevant to an investigation or inquiry under the WSHA.

Under the WSHA, the CWSH may issue a stop-work order in respect of a workplace if he is satisfied that:

(a)	the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any process or work carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work;

(b)	any person has contravened any duty imposed by the WSHA; or

(c)	any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The stop-work order shall, amongst others, direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work.

Workmen’s Compensation

The Work Injury Compensation Act 2019 of Singapore (“WICA”), which is regulated by the MOM, applies to all employees in all industries who are engaged under a contract of service, with the exception of domestic workers, and members of the Singapore Armed Forces, Singapore Police Force, Singapore Civil Defence Force, Central Narcotics Bureau and Singapore Prison Service. The WICA is in regard to injury suffered by them in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the method(s) of calculating such compensation.

The WICA provides that the employer shall be liable to pay compensation under the WICA if personal injury is caused to an employee by accident arising out of and in the course of the employee’s employment with the employer. The Work Injury Compensation (Insurance) Regulations 2020 provides that employers are required to maintain work injury compensation insurance for all employees doing manual work regardless of salary level and non-manual employees earning S$2,600 or less a month (excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment and any allowance however described), who are engaged under contracts of service (unless exempted).

The WICA does not cover self-employed persons or independent contractors. However, as the WICA provides that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal shall be liable to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal.

The WICA provides that if an employee dies or sustains injuries in a work-related accident or contracted occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed him, unless specifically exempted.

Personal Data Protection Act 2012

Data Protection Obligations. The Personal Data Protection Act 2012 of Singapore (“PDPA”) establishes the baseline regime for the protection of personal data in Singapore. The PDPA applies to all organizations that collect, use, disclose, and/or process personal data. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). In this regard, “personal data” as defined under the PDPA refers to data, whether true or not, about an individual who can be identified from that data or other information to which the organization has or is likely to have access to.

An organization is required to comply with, amongst other things, the data protection obligations prescribed by the PDPA, which may be summarized as follows:

(a)	Consent obligation – the consent of individuals must be obtained before collecting, using, disclosing and/or processing their personal data, unless an exception applies. Additionally, an organization must allow the withdrawal of consent by an individual which has been given or is deemed to have been given;

(b)	Purpose limitation obligation – personal data must be collected, used, disclosed, and/or processed only for purposes that a reasonable person would consider appropriate in the circumstances, and if applicable, have been notified to the individual concerned;

(c)	Notification obligation – individuals must be notified of the purposes for the collection, use, disclosure, and/or processing of their personal data, prior to such collection, use, disclosure, and/or processing;

(d)	Access and correction obligations – when requested by an individual and unless an exception applies, an organization must: (i) provide that individual with access to his personal data in the possession or under the control of the organization and information about the ways in which his personal data may have been used or disclosed during the past year, and/or (ii) correct an error or omission in his personal data that is in the possession or under the control of the organization;

(e)	Accuracy obligation – an organization must make reasonable efforts to ensure that personal data collected by or on its behalf is accurate and complete if such data is likely to be used by the organization to make a decision affecting the individual to whom the personal data relates or if such data is likely to be disclosed to another organization;

(f)	Protection obligation – an organization must implement reasonable security arrangements to protect personal data in its possession or under its control from (i) unauthorized access, collection, use, disclosure, copying, modification, disposal or similar risks, and (ii) the loss of any storage medium or device on which personal data is stored;

(g)	Retention limitation obligation – an organization must anonymize or must not keep personal data for longer than it is necessary to fulfill; (i) the purposes for which it was collected, or (ii) a legal or business purpose;

(h)	Transfer limitation obligation – personal data must not be transferred out of Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA;

(i)	Accountability obligation – an organization must implement the necessary policies and procedures in order to meet its obligations under the PDPA, communicate and inform their staff about these policies and procedures, as well as make information of such policies and procedures available on request. In addition, an organization must develop a process to receive and respond to data-related complaints, and must designate at least one individual as the data protection officer to oversee the organization’s compliance with the PDPA;

(j)	Data breach notification obligation - an organization must notify the PDPC and/or the affected individuals if it has suffered a data breach that meets the notification thresholds prescribed under the PDPA (i.e. the data breach is or is likely to be of significant scale, or has caused or is likely to cause significant harm to the affected individuals). The organization is expected to expeditiously assess the severity of the breach, and the timeline to notify the PDPC is 3 calendar days of the organization assessing that a notification threshold has been met; and

(k)	Data portability obligation – the data portability obligation (which is not yet in force as at the date of this Annual Report) grants individuals with an existing direct relationship with an organization the right to request for a copy of their personal data to be transmitted in a commonly used machine-readable format to another organization which has a business presence in Singapore. The exact scope and applicability of this right will be delineated by the relevant regulations and guidelines to be published by the PDPC.

The maximum financial penalty that can be imposed on organizations is S$1 million, or 10% of the organization’s annual turnover in Singapore, whichever is higher. The severity of the penalties will be assessed based on, amongst other things, the amount of personal data involved, and the degree of harm caused to individuals.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 1A to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

Roma Green Finance Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as a professional specialist in the provision of environmental, social and governance (ESG), sustainability and climate change related advisory services through our operating subsidiaries in Hong Kong and Singapore. We were founded in 2018 and started providing core sustainability program development and ESG reporting services which enables corporates to demonstrate compliance to the applicable rules and regulations. We are driven by our passion to help corporates enhance their ESG performance as a cause of business sustainability. We aim to walk along the sustainability journey with our clients and provide extensive support to them at every point of the journey, from sustainability program development, to ESG reporting, climate change strategies and solutions, environmental audit, and many more other offerings.

We work closely with our clients to help them understand, identify, manage and overcome various business matters arising from such factors related to ESG, sustainability and climate change. We provide tailored-made sustainability solutions to meet with corporates’ specific needs.

We earn advisory fees from each client that we provide services. Our revenue is resilient as we are serving a diverse set of more than 100 clients across a wide variety of industries.

The registration statement for our Initial Public Offering (the “Offering”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, we consummated the Offering of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The aggregate gross proceeds from the Offering amounted to USD9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the Offering, a selling shareholder sold 625,517 ordinary shares at US$4.00 per share, for total gross proceeds of USD2,502,068, before deducting underwriting discounts, commissions and other related expenses. We will not receive any of the proceeds from the sale by the selling shareholder.

For the years ended March 31, 2024 and 2023, our net revenue amounted to approximately HK$9.9 million and approximately HK$13.6 million, respectively, with a decline of approximately 27.4%, as compared to last year.

Results of Operations

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Revenue

As set forth in the following table, during the years ended March 31, 2024 and 2023, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Fiscal Years ended March 31,
	2024		2023
	HK$’000%		HK$’000%

Recurring clients	$7,767	78.4	$10,586	77.6
New clients	2,137	21.6	3,050	22.4

Total	$9,904	100.0	$13,636	100.0

Our total revenue decreased by approximately HK$3.7 million or 27.4% to approximately HK$9.9 million for the year ended March 31, 2024 from approximately HK$13.6 million for the year ended March 31, 2023. Such decrease was mainly attributable to the decrease of recurring clients of approximately HK$2.8 million.

For the years ended March 31, 2024 and 2023, revenue was mainly generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations

During the years ended March 31, 2024 and 2023, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the years ended March 31, 2024 and 2023:

	Fiscal Years ended March 31,
	2024		2023
	HK$’000%		HK$’000%

Hong Kong	$8,499	85.8	$12,754	93.5
Singapore	1,405	14.2	882	6.5

Total	$9,904	100.0	$13,636	100.0

During the years ended March 31, 2024 and 2023, there was a decrease of revenue in Hong Kong as the market became more competitive leading to the decrease in number of clients in Hong Kong. We have deployed more resources in expanding the market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff to enable them to acquire new clients and drive growth.

Cost of revenues

During the years ended March 31, 2024 and 2023, our cost of revenues was mainly comprised of labor cost. For the years ended March 31, 2024 and 2023, our cost of revenues amounted to approximately HK$6.8 million and HK$7.9 million, respectively.

We paid and incurred consulting expenses in relation to projects in the amount of approximately HK$0.5 million and HK$0 to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng, a former director, during the years ended March 31, 2024 and 2023, respectively.

	Fiscal Years ended March 31,
	2024		2023
	HK$’000%		HK$’000%

Staff salaries	$4,878	71.9	$6,367	81.0
Consulting fee	717	10.6	358	4.6
Staff MPF, messing, medical and welfare	328	4.8	326	4.1
Staff bonus	595	8.8	631	8.0
Staff commission	264	3.9	177	2.3

Total	$6,782	100.0	$7,859	100.0

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$3.1 million and HK$5.8 million for the years ended March 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 31.5% and 42.4% for the years ended March 31, 2024 and 2023, respectively. Our total gross profit decreased during the year ended March 31, 2024 compared to the year ended March 31, 2023 due to the increase of the consulting and professional fees during the year ended March 31, 2024 to support the service offerings, which allows us to sell additional services to clients and incentivize their continued use of our services. Further, staff salaries, although has decreased, it has not decreased in line with revenue as was expected.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$2.1 million and HK$0.7 million for the years ended March 31, 2024 and 2023, respectively.

An increase in sales and marketing expenses by HK$1.4 million for the year ended March 31, 2024 as compared to the corresponding year ended March 31, 2023 was primarily attributable to an increase of marketing consultancy services in relation to business development.

General and Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the years ended March 31, 2024 and 2023:

	Fiscal Years ended March 31,
	2024		2023
	HK$’000%		HK$’000%

Depreciation	$30	0.4	$31	0.5
Management fee	3,170	44.9	2,624	40.7
License fee	1,140	16.1	1,686	26.2
Professional fee	1,630	23.1	1,246	19.3
Miscellaneous expenses	1,093	15.5	855	13.3
Total	$7,063	100.0	$6,442	100.0

Our general and administrative expenses amounted to approximately HK$7 million and HK$6.4 million for the years ended March 31, 2024 and 2023, respectively, representing approximately 71.3% and 47.2% of our total revenue for the corresponding years.

Professional fee mainly represented audit fees incurred and the increase is partly due to the IPO exercise completed in the current financial year.

Management fee represented management fee in relation to the administrative services support from third party. The Company paid and incurred management fee expenses of approximately HK$3.2 million and approximately HK$2.6 million for the years ended March 31, 2024 and 2023, respectively.

License fee represented the cost of licensing to use our three trademarks in Hong Kong in relation to the tradename “Roma”. The decrease is due to reduced charges during the year. The Company paid and incurred license fee expenses of approximately HK$1.1 million for year ended March 31, 2024 compared to approximately HK$1.7 million for the year ended March 31, 2023.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, directors’ salaries and other miscellaneous expenses.

Other Income (Expense), Net

The following table sets forth the breakdown of our other income (expense) for the years ended March 31, 2024 and 2023:

	Fiscal Years ended March 31,
	2024	2023
	HK$’000	HK$’000

Government grant	$-	$371
Foreign exchange loss, net	61	(28)
Interest income	180	-
Other income	9	2

Total	$250	$345

Our other income amounted to approximately HK$0.3 million and HK$0.3 million for the years ended March 31, 2024 and 2023, respectively.

A decrease in other income for the year ended March 31, 2024 as compared to the corresponding year ended March 31, 2023 was primarily attributable to the increase in interest income earned from the promissory note issued during the year of HK$0.2 million and increase in foreign exchange loss of HK$0.1 million, offset by a decrease of approximately HK$0.4 million of government grant due to one-off subsidies in relation to Anti-Epidemic Fund for the year ended March 31, 2023.

Income Tax Expenses

During the year ended March 31, 2024, there was no income tax expenses. The Company generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

During the year ended March 31, 2023, the income tax expenses of HK$2,509 was recognized as there was the under provision of prior years. The Company generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

Net Loss

As a result of the foregoing, our net loss for the years ended March 31, 2024 and 2023 amounted to approximately HK$5.8 million and HK$1.0 million, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through cash generated from our operations. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from the offering mentioned below and other equity and debt financings as and when appropriate.

On October 24, 2022, we issued 38,622 shares of its Ordinary Shares to Next Master at the price of US$2 per share, for a cash consideration of US$77,244. Concurrently, we issued additional 45,000 Ordinary Shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2 per share.

On July 26, 2023, we issued 1,202,981 Ordinary Shares to Top Elect Group Limited (related party) at the price of US$1,203 which was settled on March 27, 2024. Concurrently, we further issued 61,038 and 65,206 Ordinary Shares for cash consideration of US$65 and US$61 to Next Master and Trade Expert Holdings Limited, respectively.

On January 11, 2024, we consummated the IPO of 2,449,943 Ordinary Shares at a price to the public of $4.00 per share. The net proceeds from the IPO amounted to US$8,680,594, after deducting underwriting discounts, commissions and offering-related expenses.

Cash flows

The following table summarizes our cash flows for fiscal year ended March 31, 2024 and 2023:

	Years ended March 31,
	2024	2023
	HK$’000	HK$’000

Cash and cash equivalents at beginning of the year	$530	$421

Net cash (used in) provided by operating activities	(25,052)	547
Net cash used in investing activities	(7)	(7)
Net cash provided by (used in) financing activities	67,643	(437)
Net increase in cash and cash equivalents	42,584	103

Effect of foreign exchange rate changes	(1)	6
Cash and cash equivalents as at end of the year	$43,113	$530

Cash flows from operating activities

For the year ended March 31, 2024, our net cash used in operating activities was HK$25.1 million, which primarily consisted of our net loss of HK$5.8 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.03 million and provision of allowance of doubtful accounts of approximately HK$0.2 million, and (ii) decrease in accounts receivable of approximately HK$0.9 million, which was partially offset by the (a) increase in deposit, prepayment and other receivables of approximately HK$18.2 million, (b) decrease in accruals and other payables of approximately HK$0.7 million, (c) decrease in accounts payable of approximately HK$0.7 million, (d) decrease in due to a related party of approximately HK$0.6 million and (e) the decrease in contract liabilities of approximately HK$0.9 million.

For the year ended March 31, 2023, our net cash provided by operating activities was HK$0.5 million, which primarily consisted of our net loss of HK$1.0 million, adding back (i) the non-cash depreciation of property, plant and equipment of HK$0.03 million and provision of allowance of doubtful accounts of approximately HK$0.6 million, and (ii) the increase in accruals and other payables of HK$0.3 million, increase in amount due to related parties of approximately HK$1.7 million, decrease in accounts receivable of approximately HK$0.3 million and was partially offset by (iii) decrease in accounts payable of approximately HK$1.1 million, decrease in contract liabilities of approximately HK$0.2 million and increase in deposits, prepayment and other receivables of approximately HK$0.04 million.

Cash flows from investing activities

There was no cash flow generated from investing activity for the year ended March 31, 2024 and 2023.

For the year ended March 31, 2024, our net cash used in investing activity was approximately HK$0.01 million for the purchase of property, plant and equipment. For the year ended March 31, 2023, our net cash used in investing activities was approximately HK$0.01 million, for the purchase of property, plant and equipment.

Cash flows from financing activities

For the year ended March 31, 2024, our net cash provided by financing activities was approximately HK$67.6 million which mainly from the gross proceeds of issuance of 2,449,943 ordinary shares and Initial Public Offering of HK$76.4 million which was partially offset by the payment of deferred offering cost of HK$10.1 million. For the year ended March 31, 2023, our net cash used in financing activities was approximately HK$1.5 million for the payment of deferred offering cost and was partially offset by HK$1.1 million, from the proceeds of issuance of ordinary shares to the shareholder.

Accounts receivable, net

Our accounts receivable net decreased to approximately HK$1.5 million as of March 31, 2024 from HK$2.7 million as of March 31, 2023. The decrease was primarily attributable to settlement in accounts receivable during the year ended March 31, 2024.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances.

The evaluation of collectability and aging analysis of accounts receivable and on management’s judgment, including the change in credit quality, the past collection history of each client and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our clients operate and ageing of the accounts receivable.

During the year ended March 31, 2024 and 2023, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of March 31,
	2024	2023
	HK$’000	HK$’000

1-30 days	855	1,711
31-60 days	228	713
61-90 days	120	76
91-180 days	68	116
181 days to 360 days	240	49

	1,511	2,665

Movements in the provision for impairment of accounts receivable are as follows:

	As of March 31,
	2024	2023
	HK$’000	HK$’000

Balance at beginning of the year	$856	$297
Additions	225	559

Balance at end of the year	$1,081	$856

Accounts payable

The general credit terms from our major suppliers are payment within 90 days. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the years ended March 31, 2024 and 2023.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses and capital expenditures which we expect to fund from cash generated from operations. We have limited credit available from our major vendors and were required to prepay for the major vendors to our offering exercise, which further constrained our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our IPO.

Capital commitments

As of March 31, 2024 and 2023, other than lease commitment disclosed elsewhere in these consolidated financial statements, the Group had neither significant financial nor capital commitment

Off-Balance Sheet Transactions

As of March 31, 2024, we had not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit losses on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Accounts Receivable

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice was presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

●	Allowance for Credit Losses on Financial Instruments

In accordance with ASC Topic 326 Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is usually less than one year.

The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2024, 2023 and 2022 were 2.7%, 1.7% and 2.3%, respectively. The rate of inflation in 2024 was higher and is expected to continue to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and client type. In measuring the credit risk of our sales to our clients, we mainly reflect the “probability of default” by the client on its contractual obligations and consider the current financial position of the client and the current and likely future exposures to the client.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. Going forward post initial offering, when necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 6. DIRECTORS, SENIOR MANAGMENET AND KEY EMPLOYEES

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Name	Age	Title

Executive Officer and Director:
Luk Huen Ling Claire	46	Chairlady, Executive Director and Chief Executive Officer

Lam Hing Fat	34	Chief Financial Officer

Key Personnel:
Koh Chuan Yong	41	Business Development Manager

Independent Non-executive Directors:
Cheng Yu-Pei	47	Independent non-executive Director

Wong Kai Hing	49	Independent non-executive Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

EXECUTIVE OFFICERS AND DIRECTORS

Ms. Luk Huen Ling Claire (formerly known as “Luk Yung Yung Claire”) joined our Group on March 30, 2022 and was appointed as a Director August 25, 2022, and appointed as an executive Director and the Chief Executive Officer on April 6, 2023. Ms. Luk possesses over 13 years of experience in corporate communications and marketing.

Ms. Luk obtained a bachelor’s degree in fine arts from the Hong Kong Academy for Performing Arts in July 2003, a master’s degree of business in marketing from the University of Technology, Sydney, Australia in March 2010. She is currently pursuing her education doctoral degree from the Meridian University in the United States.

From November 2006 to May 2008 she worked as a wardrobe manager at the Ocean Park, one of the largest theme parks in Hong Kong, where she was responsible for strategic planning, administration and management of all wardrobe staff. Ms. Luk also gained experiences in marketing, business development and investor relation activities in previous engagements. Ms. Luk then joined Roma Group Limited as a senior consultant in December 2008 and became marketing director of the group in February 2011. Between March 2010 and December 2010, she worked as head of communications, Asia at Aedas Limited. Ms. Luk had been a part time lecturer at the Hong Kong Academy for Performing Arts teaching management related subjects. In November 2014, Ms. Luk founded ST8GE Group Limited, a private company specializing in corporate training, team building and executive coaching in Hong Kong.

Ms. Luk had been an independent non-executive director of various listed companies on the HKSE and GEM of the HKSE, including DL Holdings Group Limited (stock code: 01709) (formerly known as Season Pacific Holdings Limited with stock code: 08127), from September 2015 to September 2020, Hon Corporation Limited (a company whose shares were listed on GEM of the HKSE and delisted on June 22, 2022, stock code: 08259) from November 2019 to May 2022 and Orient Securities International Holdings Limited (stock code: 08001) from February 2023 to August 2023. Ms. Luk has been appointed as an independent non-executive director of Cool Link (Holdings) Limited (stock code: 08491) since February 2019.

Mr. Lam Hing Fat (“Mr. Lam”) joined our Group in October 2023 and was appointed as the Chief Financial Officer of the Company on October 16, 2023 responsible for overseeing the financial operations of the Group.

Mr. Lam obtained his bachelor’s degree in finance and investment management from the University of Northumbria in the United Kingdom in 2012 and is currently a member of the Hong Kong Institute of Certified Public Accountants. Mr. Lam possesses over 10 years of experience in auditing, accounting and corporate finance with international accounting firms and listed companies in Hong Kong. Prior to joining our Group, Mr. Lam held a senior finance position in a listed company in Hong Kong engaging in the renewable energy industry.

Key Personnel:

Mr. Koh Chuan Yong (“Mr. Koh”) joined our Group in March 2022 as a business development manager responsible for our Singapore operations and sales. Mr. Koh obtained a bachelor’s degree in business management from the Aventis School of Management, Singapore a partner institution of Kingston University London in 2016 and possesses over 10 years of experience in business development and sales.

From October 2010 to August 2012, Mr. Koh joined Eurekahedge as a business development executive covering institutional sales for hedge funds research. He then joined CEIC Data from September 2012 to January 2015 with a business development manager role covering sales to South East Asia clients. Between September 2015 and July 2016, Mr. Koh worked for ActiveViam (formerly known as Quartet FS) as a business manager for the Asia Pacific markets. Following that, Mr. Koh worked as a business development manager at Singapore Corporate Services from February 2017 to February 2022 where he was mainly responsible for overseeing the sales of valuation and ESG reporting services of Roma Group Limited in Singapore.

Independent Non-executive Director(s):

Ms. Cheng Yu-Pei (“Ms. Cheng”) was appointed as independent non-executive Director of the Company on December 29, 2023. Ms. Cheng is serving as the chairman of the compensation committee and as a member of the audit and nomination committee. Ms. Cheng is primarily responsible for overseeing and advising on the corporate guidance, quality control and governance matters to the management team.

Ms. Cheng obtained her bachelor of science degree in Chemistry and master of science degree in bioinformatics and structural biology from the National Tsing Hua University, Taiwan in June 1999 and July 2004, respectively. Ms. Cheng has over 15 years of experience in quality system development, operational regulatory affairs and leadership in the medical device and pharmaceutical industry. From May 2007 to March 2013, Ms. Cheng worked at SHL Group and her last position was senior regulatory specialist for corporate quality and regulatory affairs. She then joined SGS Group from March 2013 to October 2017 and left as a senior specialist-lead auditor. From October 2017 to April 2020, Ms. Cheng worked Samsung Bioepis in South Korea and was the senior manager and principal scientist of the risk management and usability function and project team at the time of her departure.

Between April 2020 and August 2022, Ms. Cheng had been an independent consultant to various healthcare, medical devices and pharmaceuticals companies in Taiwan. Since August 2022, Ms. Cheng joined Altek Biotechnology corporation in Taiwan and currently holding a director role.

Ms. Cheng has is an accredited lead auditor for ISO 9001:2015 since August 2015, an accredited lead auditor and product assessor for 13485:2016 since August 2016. She was one of the authors of the publication Chapter 26 Medical Device Quality System Requirements, Fundamentals of Canadian Regulatory Affairs, Third Edition, 195-201 (2011), RAPS, and Synthesis of α-galactosyl ceramide and the related glycolipids for evaluation of their activities on mouse splenocyte, Tetrahedron 61, 1855-1862 (2005).

Mr. Wong Kai Hing (“Mr. Wong”) was appointed as independent non-executive Director of the Company on 29 December 2023. Mr. Wong is serving as the chairman of the audit committee and the nomination committee and as a member of the compensation committee. Mr. Wong is primarily responsible for overseeing and advising on the corporate governance and accounting matters to the management team.

Mr. Wong obtained a bachelor of business administration degree and a master of business administration degree, both from The Chinese University of Hong Kong December 1997 and December 2006, respectively. He has become a member of Hong Kong Institute of Certified Public Accountants since 2000 and has become a chartered financial analyst since 2003.

Mr. Wong has over 20 years of work experience in finance and accounting in various Hong Kong listed companies and over 10 years working experience in company secretarial matters of Hong Kong listed companies. Mr. Wong joined KPMG in September 1997 and left as an assistant manager in April 2001. He then joined Shun Tak Holdings Limited, a company listed on the HKSE (stock code: 00242) between April 2001 and December 2002 as a financial analyst. From May 2004 to June 2005, Mr. Wong worked as an accountant for Kwonnie Electrical Products Limited and as an assistant finance manager of the China retail division of Tse Sui Luen Jewellery (International) Limited, a company listed on the HKSE (stock code: 00417) from June 2005 to May 2007. Following that, Mr. Wong joined ITC Properties Group Limited, a company listed on the HKSE (stock code: 00199) as an accounting manager between May 2007 and March 2012. From April 2012 to October 2015, Mr. Wong was employed as the financial controller and the company secretary of China Modern Dairy Holdings Limited, a company listed on the HKSE (stock code: 01117). Thereafter, Mr. Wong concurrently worked as the chief financial officer and company secretary for both Xiwang Property Holdings Company Limited and Xiwang Special Steel Company Limited, both are companies listed on the HKSE (stock codes: 02088 and 01266, respectively) from November 2015 to October 2019. Between December 2019 and June 2022, Mr. Wong had been the company secretary of E-star Commercial Management Company Limited, a company listed on the HKSE (stock code: 06668). Mr. Wong had been the company secretary of Gome Finance Technology Co., Ltd (stock code: 628) between 4 December 2023 and 25 July 2024.

Mr. Wong has been an independent non-executive director of various listed companies on the HKSE, including Grown Up Group Investment Holdings Limited (stock code: 01842) since April 2021 and Xiwang Property Holdings Company Limited since February 2022, respectively. He had been an independent non-executive director of Tempus Holdings Limited (stock code: 06880) between November 2019 to July 2023 and Hon Corporation Limited (a company whose shares were listed on GEM of the HKSE and delisted on June 22, 2022, stock code: 08259) between January 2022 and May 2022.

COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors has established an audit committee, a compensation committee and a nomination committee, each of which operates pursuant to a charter adopted by our Board of Directors. The Board of Directors may also establish other committees from time to time to assist our company and the Board of Directors. The composition and functioning of all of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter are available on our website at www.romaesg.com. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Ms. Cheng and Mr. Wong, all of whom are independent non-executive directors, serve on the audit committee, which is chaired by Mr. Wong. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Wong as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Audit committee charter

On June 4, 2024, our Board of Directors authorized and approved an amendment to the Audit Committee Charter (the “Audit Committee Charter”). pursuant to which it adopted a cybersecurity policy (the “Cybersecurity Policy”) and further approved that the Audit Committee will have full authority and powers to implement the Cybersecurity Policy. The Audit Committee Charter provides the members of the Audit Committee with authorization and authority to conduct continuous analysis of and review for any potential cybersecurity risks as part of the Company’s overall risk management program and to create a cyber-resillient organization, which will contribute to the value preservation of the Company. The Audit Committee Charter further provides authority and responsibility to the members of the Audit Committee to: (i) understand the economic drivers and impact of cyber risk, including the financial impact to our Company; (ii) align cyber-risk management policies with our business needs by integrating cyber-risk analysis into significant business decisions; (iii) ensure our organizational structure supports cybersecurity goals; and (iv) incorporate cybersecurity expertise into board governance.

For additional information regarding our Cybersecurity Policy, please refer to Exhibit 16J included in this Annual Report on Form 20-F for the year ended March 31, 2024.

Compensation committee

Ms. Cheng and Mr. Wong, all of whom are our independent non-executive directors, serve on the compensation committee, which is chaired by Ms. Cheng. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board of Directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;
●	reviewing and recommending to the Board of Directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the Board of Directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Compensation committee charter

On June 4, 2024, our Board of Directors authorized and approved an amendment to the Compensation Committee Charter (the “Compensation Committee Charter”). pursuant to which it adopted a compensation recovery policy (the “Compensation Recovery Policy”) and further approved that the Compensation Committee will have full authority and powers to implement the Compensation Recovery Policy. The Compensation Committee Charter provides the members of the Compensation Committee with authorization and authority to carry out such duties and responsibilities associated with the Compensation Recovery Policy. The Compensation Committee shall, in the event of a restatement of the Company’s financial statements, have the authority and power to: (i) determine such executive officers who served at any time during the performance period for the incentive-based compensation; (ii) determine the relevant recovery period; (iii) determine the amount of incentive-based compensation that must be subject to the Company’s Compensation Recovery Policy and establish procedures for recovery; (iv) maintain documentation of the above-referenced determinations; and (v) prepare and have filed all disclosures with respect to the Compensation Recovery Policy in accordance with Federal securities laws, including the disclosure required by the applicable Securities and Commission filings.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 97.1 included in this Annual Report on Form 20-F for the year ended March 31, 2024.

Nomination committee

Ms. Cheng and Mr. Wong, all of whom are our independent non-executive directors, serve on the nomination committee, which is chaired by Mr. Wong. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board of Directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

Corporate governance

We have a formal policy regarding board diversity and our nomination committee and Board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

FOREIGN PRIVATE ISSUER STATUS

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq listing rules;

●	the requirement under Section 5605(d) of the Nasdaq listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

●	the requirement under Section 5605(e) of the Nasdaq listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

DUTIES OF DIRECTORS

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

CODE OF CONDUCT AND CODE OF ETHICS

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at www.romaesg.com. The information on our website is deemed not to be incorporated in this Annual Report or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Marketplace Rules.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT/EXECUTIVE PERSONNEL

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended March 31, 2024, 2023 and 2022.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK$’000)	Bonus (HK$’000)	Other Compensation (HK$’000) (1)

Mr. Cheng King Yip,	2024	-	-	-
Former Chairman, CEO and Executive Director	2023	-	-	-
	2022	-	-	2,974

Ms. Luk Huen Ling Claire,	2024	155	-	-
Executive Director and CEO	2023	-	-	-
	2022	-	-	-

Mr. Lam Hing Fat	2024	55	-	-
Chief Financial Officer	2023	-	-	-
	2022	-	-	-

Ms. Cheng Yu-Pei,	2024	31	-	-
Independent Non-Executive Director	2023	-	-	-
	2022	-	-	-

Mr. Tsang Ho Yin(2),	2024	21	-	-
Former Independent Non-Executive Director	2023	-	-	-
	2022	-	-	-

Mr. Wong Kai Hing,	2024	31	-	-
Independent Non-Executive Director	2023	-	-	-
	2022	-	-	-

(1)	Other compensation includes the consulting and professional fee paid by RRA to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng for the services rendered. Please refer to the paragraph headed “Cost of Revenues” of the section headed “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations” below for further details.

(2)	Mr. Tsang resigned as an Independent Non-Executive Director effective February 29, 2024.

Compensation Recovery Policy

Effective June 4, 2024, our board of directors adopted an executive compensation recovery policy (the “Compensation Recovery Policy”), providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Compensation Recovery Policy was mandated by new Nasdaq listing standards introduced pursuant to Exchange Act Rule 10D-1. The Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer.

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 99.1 included in the Company’s Registration Statement on Form F-1 filed with the SEC on June 7, 2024.

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company effective on January 11, 2024. The terms and conditions of such Director’s Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and shall continue thereafter until it is terminated by the Company or our director giving to the other at least three months’ prior notice in writing or otherwise in accordance with the terms and conditions of the Director’s Agreement. Under the Director’s Agreements, the initial annual salary that is payable to each of our directors is as follows:

Name Amount

Ms. Luk Huen Ling Claire	US$	61,540
Ms. Cheng Yu-Pei	US$	15,360
Mr. Wong Kai Hing	US$	15,360

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the Board of Directors provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors has entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Indemnification Agreements

We entered into indemnification agreements with each of our directors and executive officers effective on January 11, 2024. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Our directors and members of our senior management receive compensation in the form of salaries, allowances, bonuses, and other benefits-in-kind, including our contribution to the pension scheme. Our compensation committee determines the salaries of our directors and members of our senior management based on their qualifications, positions, and seniority.

Equity Compensation Plan Information

On April 19, 2024, our Board of Directors approved and adopted our 2024 Equity Incentive Plan (the “Plan”). The maximum number of Ordinary Shares that are available for issuance under the Plan is 2,000,000 Ordinary Shares. A registration statement on Form S-8 was filed with the Securities and Exchange Commission on April 24, 2024 for the purposes of registering the 2,000,000 Ordinary Shares issuable under the Plan. The Plan was filed as an exhibit to our Form S-8 filed with the SEC.

Outstanding Equity Awards at Fiscal Year-End

On May 10, 2024, the Company issued 1,539,281 Ordinary Shares under the Plan.

Labor unions, labor, and safety incidents

Our operating subsidiaries have not set up labor union for employees in Hong Kong or in Singapore. Our operating subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended March 31, 2024 and 2023 and through the date of this Annual Report, our operating subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our operating subsidiaries.

Employees

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2024, we had approximately 14 full-time employees and directors, of which 13 were located in Hong Kong and 1 was in Singapore compared to 16 full-time employees and directors, as of March 31, 2023, of which 15 were located in Hong Kong and 1 was in Singapore.

Mandatory Provident Fund

The Mandatory Provident Fund (the “MPF”) is a compulsory saving scheme (pension fund) for the retirement of residents in Hong Kong. Most employees and their employers are required to contribute monthly to mandatory provident fund schemes provided by approved private organizations, according to their salaries and the period of employment. The Mandatory Provident Fund was implemented in December 2000 following the enactment of the Mandatory Provident Fund Schemes Ordinance on July 27, 1995. The MPF Schemes Authority (MPFA) is charged with supervising the provision of MPF schemes - it registers schemes and ensures that approved trustees administer schemes prudently, ensuring compliance including inspections, audits, and investigations.

The MPF system is mandatory for all employees in Hong Kong who have an employment contract of 60 days or more and also applies also to self-employed persons. Under the MPF, the choice of the scheme is the responsibility of the employer (for which the legislation defines three types): (i) master trust scheme; (ii) employer sponsored scheme; or (iii) industry scheme. The scheme operates on the principle of fully funded defined contributions into a privately managed plan fund contributed by employers and employees managed as a trust, which compartmentalizes fund assets from those of the manager. Investment decisions are delegated to a trustee in the private sector.

Pursuant to the relevant PRC regulations, the Group is required to make contributions for each employee, at rates based upon the employee’s standard salary base as determined by the local social security bureau, to a defined contribution retirement scheme organized by the local social security bureau in respect of the retirement benefits for FPPF’s employees in the PRC.

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiaries in Hong Kong for the fiscal years ended March 31, 2024 and 2023 amounted to approximately HK$264,520 and HK$284,883, respectively.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding beneficial ownership of our capital stock by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;
●	each of our named executive officers;
●	each of our directors and director nominees; and
●	all of our current executive officers, directors and director nominees as a group.

Applicable percentage ownership is based on 15,564,571 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown. As of the date hereof, we have 4 registered shareholders of record of our Ordinary Shares.

Unless otherwise noted below, the address of each person listed on the table is Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong.

	Ordinary Shares
Name of Beneficial Owner	Number	Percentage

Named executive officer and director:
Luk Huen Ling Claire (1)	6,071,104	58.2%
Mr. Lam Hing Fat	-	-

Independent non-executive director(s):
Cheng Yu-Pei	-	-
Tsang Ho Yin(2)	-	-
Wong Kai Hing	-	-

All executive officers, directors and director nominees as a group	6,071,104	58.2%

5% Stockholders:
Top Elect	6,071,104	58.2%

(1)	Represents shares held by Top Elect, a company directly owned 100% by Ms. Luk and the percentage is calculated on the basis of the total number of issued 10,425,290 shares as at 31 March 2024.
(2)	Mr. Tsang resigned as an Independent Non-Executive Director effective February 29, 2024.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended March 31, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Roma Appraisals Limited (the “RAL”)*	Fellow subsidiary of RRA prior to the reorganization
Project P Enterprise (the “Project P”)*	Fellow subsidiary of RRA prior to the reorganization
KLS Consultants Limited (the “KLS”)*	Fellow subsidiary of RRA prior to the reorganization
B.I. Appraisals Limited (the “B.I. Appraisals”)*	Fellow subsidiary of RRA prior to the reorganization
Ranger Advisory Co. Limited (“Ranger”)	Related company formerly controlled by Mr. Cheng, former director
Ranger Advisory Co. Limited (“Ranger”)	Related company formerly controlled by Mr. Cheng
Kingsley Cheng (“Mr. Cheng)*	Former director of the Company
Claire Luk	Director of the Company

*	RAL, Project P, KLS and B.I. Appraisals were no longer a related party of the Company after the reorganization in July 2022.

*	Mr. Cheng resigned as a director of the Company on April 6, 2023. As a result, Ranger ceased to be related party since April 6, 2023.

Accounts payable - related parties

	March 31,
	2024	2023
	HKD	HKD
Ranger	$-	$205,767

Due to related parties

		March, 31, 2023	March 31, 2024
Name	Nature	HKD

Ranger*	Accounts payable	$205,767	$-

Claire Luk	Due to directors	$58,500	$1,269,266

Mr. Cheng*	Due to directors	$501,797	$-

Mr. Cheng resigned as Director of the Company on April 6, 2023. As a result, Ranger ceased to be related party since April 6, 2023.

The amounts due to directors is secured, interest payable and repayable on demand.

Apart from the transactions and balances detailed elsewhere in these accompanying unaudited condensed consolidated financial statements, the Company has no other significant or material related party transactions during the periods presented.

Due to related parties represent advances from its related parties for the Company’s payment for daily operating purpose. The balances are unsecured, non-interest bearing, and payable on demand.

Revenue

		Years ended March 31,
		2024	2023	2022
		HKD	HKD	HKD
B.I. Appraisals	$		$-	$86,000

Cost of Revenue

The Company paid and incurred consulting expenses in relation to (i) strategic advice and management to the Company, (ii) providing technical knowledge and coaching to the Company’s service team, (iii) management of the service line, engagements and human resources, (iv) Business development and support, and (v) client relationship maintenance to Ranger.

	Years ended March 31,
	2024	2023	2022
	HKD	HKD	HKD
Ranger	$-	$-	$2,973,970

Operating expenses

	Years ended March 31,
	2024	2023	2022
	HKD	HKD	HKD
RAL	$-	$-	$4,851,764
Project P	-	-	60,302
KLS	-	-	83,783
	$-	$-	$4,995,849

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

We announced the closing of our IPO of 2,449,943 Ordinary Shares at a public offering price of $4.00 per Ordinary Share. The aggregate gross proceeds from the Offering, before deducting underwriting discounts and other offering expenses, were $9,799,772. The Company’s Ordinary Shares began trading on the Nasdaq Global Market on January 11, 2024, under the symbol “ROMA.”

History of Ordinary Shares Issuance

The following is a summary of our securities issuances in the past three years.

Our Company was incorporated in the Cayman Islands on April 11, 2022. Upon our incorporation, our Company had an authorized share capital of US$50,000 divided into 50,000,000 Ordinary Shares and one fully paid Ordinary Share was allotted and issued to Top Elect. Pursuant to a group reorganization on June 23, 2022, for the purpose of listing our Ordinary Shares on the Nasdaq, a total of 6,562,499 Ordinary Shares were allotted and issued to Top Elect, credited as fully paid in consideration of the transfer of the entire issued share capital of Lucky Times to us by Mr. Cheng. The authorized share capital was increased to US$500,000 divided into 500,000,000 Ordinary Shares with par value of US$0.001 each on September 2, 2022.

On June 23, 2022, our Company acquired the entire issued share capital of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 Shares to his nominee, Top Elect, credited as fully paid. On October 24, 2022, our Company allotted and issued 38,622 Shares to Next Master for an aggregate consideration of US$77,244. On the same date, our Company capitalized a loan in the amount of US$90,000 due to Next Master by allotting and issuing 45,000 Shares to Next Master. Also on the same date, Next Master and Trade Expert acquired 221,567 Shares and 326,029 Shares from Top Elect for a consideration of US$443,134 and US$652,058, representing 3.33% and 4.91% of the enlarged entire issued share capital of the Company, respectively. On July 26, 2023, our Company allotted and issued 1,202,981 Shares to Top Elect at par, credited as fully paid, with the consideration settled by setting-off the amount due to Top Elect by the Company, and 65,206 Shares and 61,038 Shares to Trade Expert and Next Master for cash at par, respectively.

On January 11, 2024, the Company completed its Initial Public Offering during which the Company issued 2,449,943 Ordinary Shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$9,799,772 prior to deducting underwriting discounts, commissions and other related expenses.

On May 10, 2024, the Company issued 1,539,281 Ordinary Shares under Roma Green Finance Limited 2024 Equity Incentive Plan.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$500,000 divided into 500,000,000 shares, par value of US$0.001 each. As of the date of this Annual Report, 11,964,571 Ordinary Shares are issued and outstanding.

All of our shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid.

Our Amended and Restated Memorandum and Articles of Association

We have adopted an amended and restated memorandum and articles of association on September 2, 2022. The following are summaries of certain material provisions of our amended and restated memorandum and articles of association (referred to below as “our amended and restated memorandum and articles of association”) and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the profits of the Company, realised or unrealised, or from any reserve set aside from profits which the Directors determine is no longer needed. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our amended and restated memorandum and articles of association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association have provisions that provide our shareholders the right to inspect our register of shareholders, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our Amended Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended Memorandum and Articles of Association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our Company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any action required or permitted to be taken at general meetings of the Company may only be taken upon the vote of shareholders at general meeting and shareholders may not approve corporate matters by way of a unanimous written resolution without a meeting being held.

Shareholder Proposals

Neither Cayman Islands law nor our Articles of Association allow our shareholders to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our Articles of Association require us to call such meetings every year.

Cumulative Voting

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting.

Removal of Directors

Under our Articles of Association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act of the Cayman Islands and our Articles of Association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Amended Memorandum and Articles of Association may only be amended by special resolution.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended March 31, 2024.

We have adopted a dividend policy, according to which our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our recent IPO) and the expected market price of our Ordinary Shares following our IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Hong Kong Profits Tax Considerations

Our subsidiaries incorporated in Hong Kong were subject to 16.5% Hong Kong profits tax on their taxable income assessable profits generated from operations arising in or derived from Hong Kong for the year of assessment of 2019/2020 and 2018/2019. As from year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. Under Hong Kong tax laws, our Hong Kong subsidiaries are exempted from Hong Kong income profits tax on its foreign- derived income profits. In addition, payments of dividends from our Hong Kong subsidiaries to us are not subject to any tax withholding in Hong Kong.

Taxation of Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in connection with dividends paid by us, either by withholding or otherwise, unless such dividends are attributable to a trade, profession or business carried on in Hong Kong.

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of Ordinary Shares. Trading gains from the sale of Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals. Gains from sales of Ordinary Shares will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of the Ordinary Shares, will be payable by the purchaser on every purchase and by the seller on every sale of Ordinary Shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and No estate duty clearance papers are needed for an application for a grant of representation in respect of a holder of the shares whose death occurs on or after February 11, 2006.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the Hong Kong dollar and our overseas sales and procurement were denominated in United States dollars during the fiscal years ended March 31, 2022, 2023 and 2024. To the extent that our sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of March 31, 2024, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. The other material weakness that has been identified related to our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—We have identified certain material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting, which, however, will be required once we become a public company and after we cease to be an “emerging growth company” as such term is defined in the JOBS Act. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2024 due to a material weakness identified in our internal control over financial reporting as described above.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Wong as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at http://www.romagreen.com. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended March 31, 2024 and 2023:

	Financial Year Ended March 31, 2024	Financial Year Ended March 31, 2023
	HKD	HKD
Audit Fees	$858,000	$726,488
Audit Related Fees	78,000	117,000
Tax Fees	-	-
All Other Fees	-	-
Total	$936,000	$843,488

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 8, 2024, the Audit Committee of the Company approved the dismissal of KCCW Accounting Corp (“KCCW”), the predecessor independent registered public accounting firm of the Company, effective March 8, 2024. Also on March 8, 2024, the Audit Committee of the Board of Directors of the Company appointed J&S Associate PLT (“JSA”) as the Company’s independent registered public accounting firm for the year ended March 31, 2024. The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the Board of Directors of the Company and the Audit Committee.

The reports of KCCW on the financial statements of the Company for the years ending March 31, 2023 and 2022 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except that such reports expressed doubt regarding the Company’s ability to continue as a going concern. In connection with the audits of the years ending March 31, 2023 and 2022 and the subsequent interim period from April 1, 2023 through March 8, 2024, there have been no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K promulgated under the Exchange Act (“Regulation S-K”) and the related instructions thereto) with KCCW on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KCCW, would have caused KCCW to make reference thereto in their report on the financial statements for such years.

During the two most recent fiscal years and through March 8, 2024, the Company has not consulted with JSA on any matter that (i) involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, in each case where a written report was provided or oral advice was provided that KCCW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company furnished to KCCW the statements made in the Report on Form 6-K filed with the Securities and Exchange Commission on March 14, 2024. KCCW”s letter to the SEC dated March 13, 2024 regarding these statements was filed as Exhibit 16.1 to the Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

On March 8, 2024, the Audit Committee of the Board of Directors of the Company appointed JSA as the Company’s independent registered public accounting firm for the year ended March 31, 2024.

During the two most recent fiscal years and through March 8, 2024, the Company has not consulted with JSA on any matter that (i) involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, in each case where a written report was provided or oral advice was provided that KCCW concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq Capital Market.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

1.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein

2.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.

4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2024.

The Audit Committee of our Board of Directors is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

ROMA GREEN FINANCE LIMITED AND SUBSIDAIRIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

ROMA GREEN FINANCE LIMITED

The Board of Directors and Stockholders

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Roma Green Finance Limited and its subsidiaries (the ‘Company’) as of March 31, 2024 and the related consolidated statement of operations and comprehensive income, stockholders’ equity, and cash flows for the year ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current year audit of the financial statements that were communicated or are required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements, and (2) involved especially challenging, subjective, or complex judgements.

Revenue recognition

As described in Note 2 to the financial statements, the Company adopted Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606). We assessed the revenue recognition as a critical audit matter in relation to the complexity and judgement involved in applying ASC 606 to the Company’s contract with its customers.

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is usually less than one year. The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment. Under the contract, the Company generally requires the customers to make the advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

Our key consideration in our evaluation of revenue recognition involved assessing the appropriateness of the Company’s application of ASC 606, including the identification and measurement of performance obligations, the accounting for the transaction price and the consideration of whether the revenue should be recognized at a point in time or over time.

Our audit procedures to assess the above, among others, included:

1.	Understanding the nature of revenue and the underlying processes and controls implemented by management in accounting for the revenue;

2.	Understanding and evaluating the Company’s revenue recognition policies and procedures, including the adoption and application of ASC 606;

3.	Evaluating the identification and measurement of the performance obligations, including the Company’s determination of whether they are distinct or combined;

4	Performance of an analytical review analysis of the movement of the revenue recognized from prior year to current year and obtained reasons for significant movements;

5.	Testing a sample of revenue items recognized in the financial period and agreeing to the contracts and other supporting evidence to ensure accuracy, completeness and timing of revenue recognized;

6.	Verifying and reviewing the classification and control of contract assets (accrued income) and contract liabilities;

7.	Consideration of the consistency of evidence obtained in other areas of the audit;

8.	Assessment of the adequacy of the Company’s disclosures related to revenue recognition under ASC 606.

Allowance for Credit Losses on Financial Instruments

As described in Note 2 to the financial statements, the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables, in accordance with ASC Topic 326 Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326). The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense.

J&S ASSOCIATE PLT
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

Our key consideration in our evaluation of accounting for the allowance for credit losses on financial instruments involved assessing the appropriateness of the Company’s application of ASC 326, including the valuation of the allowance for credit losses and the accounting for the related allowance in the appropriate period.

Our audit procedures to assess the above, among others, included:

1.	Understanding and evaluating the Company’s accounting for the allowance for credit losses on financial instruments in relation to ASC 326;

2.	Inspection of the valuation obtained by the Company from the independent appraiser in relation to the valuation of the allowance for credit losses on financial instruments;

3.	Assessment of the expertise of the appraiser used by the Company;

4.	Assessment of the reasonableness and appropriateness of the valuation model adopted by the appraiser;

5.	Examination of the key inputs used by the appraiser in their valuation of the allowance for credit losses on financial instruments, for accuracy and reasonableness;

6.	Evaluation of the key assumptions adopted by the appraiser in their valuation for reasonableness;

7.	Reperformance of the calculation of the allowance for credit losses on financial instruments to confirm accuracy of the calculation;

8.	Agreeing the computed allowance for credit losses on financial instruments from the calculation to the posting in the management accounts and ensuring that the allowance has been accounted for in the correct financial year, at the correct amounts and that the allowance was allocated to the appropriate financial statement line items;

9.	Considering the consistency of evidence obtained in other areas of the audit;

10.	Assessing the adequacy of the Company’s disclosures related to the allowance for credit losses on financial instruments.

We determined that there were no other critical audit matters.

/s/ J&S Associate PLT

Certified Public Accountants

Firm ID: 6743

We have served as the Company’s auditor since 2024.

Kuala Lumpur, Malaysia

August 1, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

Roma Green Finance Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Roma Green Finance Limited and subsidiaries (collectively referred to as the “Company”) as of March 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholder’s deficit and cash flows for each of the two years in the period ended March 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company incurred recurring losses from operations and has an accumulated deficit, which raises substantial doubt about its ability to continue as a going concern. Management’s plans with regard to these matters are described in Note 3. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Critical Audit Matter Description

As described in Note 2 to the consolidated financial statements, the majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service. The revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

How the Critical Audit Matter Will Be Addressed in the Audit

Our audit procedures over determining the timing and amount of revenue recognition involved, among others, evaluation of management’s assessment in regard to the identification of performance obligation of service revenue. We selected customer agreements and performed the following procedures:

● Evaluated the terms and conditions of each selected contract and the appropriateness of the accounting treatment within the context of the five-step model prescribed by ASC 606, Revenue from Contracts with Customers, and evaluated whether management’s conclusions were appropriate.

● Tested the accuracy of management’s calculation of revenue for the performance obligation.

/s/ KCCW Accountancy Corp.

We have served as the Company’s auditor since 2022.
Diamond Bar, California
August 23, 2023

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$530,206	$43,112,523	$5,527,247
Accounts receivable, net	2,664,748	1,510,284	193,626
Deferred offering costs	1,986,279	-	-
Deposits, prepayments and other receivables	375,952	14,990,889	1,921,909
Total current assets	5,557,185	59,613,696	7,642,782

Non-current assets:
Property and equipment, net	70,681	46,521	5,964
Long-term prepayments	-	3,895,247	499,391
Total non-current assets	70,681	3,941,768	505,355

TOTAL ASSETS	$5,627,866	$63,555,464	$8,148,137

LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$74,000	$205,767	$26,380
Accounts payable, related party	205,767	-	-
Accrued liabilities and other payable	3,902,099	3,512,964	450,382
Contract liabilities	1,344,342	480,921	61,657
Due to related parties	560,297	1,269,266	162,726
Total current liabilities	6,086,505	5,468,918	701,145

TOTAL LIABILITIES	6,086,505	5,468,918	701,145

Commitments and contingencies	-

Shareholders’ (deficit) equity:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 6,646,122 and 10,425,290 ordinary shares issued and outstanding as of March 31, 2023* and 2024	51,839	81,317	10,425
Additional paid-in capital	1,306,948	65,664,351	8,418,507
Accumulated other comprehensive income	5,933	4,493	576
Accumulated deficit	(1,823,359)	(7,663,615)	(982,516)
Total shareholders’ (deficit) equity	(458,639)	58,086,546	7,446,992

TOTAL LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY	$5,627,866	$63,555,464	$8,148,137

*	The share amounts are presented on a retroactive basis (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD

Revenues, net	$14,216,099	$13,635,605	$9,903,795	$1,269,717

Cost of revenue	(7,407,541)	(7,859,107)	(6,781,686)	(869,447)

Gross profit	6,808,558	5,776,498	3,122,109	400,270

Operating cost and expenses:
Sale and marketing	2,828,413	689,525	2,150,079	275,651
General and administrative	5,801,583	6,441,559	7,062,709	905,474
Total operating cost and expenses	8,629,996	7,131,084	9,212,788	1,181,125

Loss from operations	(1,821,438)	(1,354,586)	(6,090,679)	(780,855)

Other income (expense):
Interest income	16	361	179,516	23,015
Government grant	750,000	371,000	-	-
Foreign exchange loss, net	(12,890)	(27,599)	61,407	7,873
Other income	61,950	1,529	9,500	1,218
Total other income, net	799,076	345,291	250,423	32,106

Loss before income taxes	(1,022,362)	(1,009,295)	(5,840,256)	(748,749)

Income tax expense	-	(2,509)	-	-

NET LOSS	$(1,022,362)	$(1,011,804)	$(5,840,256)	$(748,749)

Other comprehensive (loss) income:
Foreign currency translation adjustment	(80)	6,013	(1,440)	(185)

COMPREHENSIVE LOSS	$(1,022,442)	$(1,005,791)	$(5,841,696)	$(748,934)

Loss per share :-
- Basic	$(0.16)	$(0.15)	$(0.72)	$(0.09)
- Diluted	$(0.16)	$(0.15)	$(0.72)	$(0.09)

Weighted average number of ordinary shares
Basic and diluted*	6,562,500	6,598,926	8,138,580	8,138,580

*	The share amounts are presented on a retroactive basis (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary Shares		Additional	Accumulated other	Retained earnings	Total shareholders’
	No. of		paid-in	comprehensive	(accumulated	(deficit)
	shares	Amount	capital	(loss) income	deficit)	equity
		HKD	HKD	HKD	HKD	HKD

Balance as of April 1, 2021	6,562,500	$51,187	$-	$-	$210,807	$261,994

Foreign currency translation adjustment	-	-	-	(80)	-	(80)
Net loss for the year	-	-	-		(1,022,362)	(1,022,362)

Balance as of March 31, 2022	6,562,500	$51,187	$-	$(80)	$(811,555)	$(760,448)

Issuance of ordinary shares to shareholder	38,622	301	605,299	-	-	605,600
Issuance of ordinary shares to settle shareholder’s debt	45,000	351	701,649	-	-	702,000
Foreign currency translation adjustment	-	-	-	6,013	-	6,013
Net loss for the year	-	-	-	-	(1,011,804)	(1,011,804)

Balance as of March 31, 2023	6,646,122	$51,839	$1,306,948	$5,933	$(1,823,359)	$(458,639)

Issuance of new ordinary shares	1,329,225	10,368	-	-	-	10,368
Proceeds from Initial Public Offerings	2,449,943	19,110	76,419,112	-	-	76,438,222
Payments of offering expenses	-	-	(12,061,709)	-	-	(12,061,709)
Foreign currency translation adjustment	-	-	-	(1,440)	-	(1,440)
Net loss for the year	-	-	-	-	(5,840,256)	(5,840,256)

Balance as of March 31, 2024 (HKD)	10,425,290	$81,317	$65,664,351	$4,993	$(7,663,615)	$58,086,546

Balance as of March 31, 2024 (USD)	10,425,290	$10,425	$8,418,507	$576	$(982,516)	$7,446,992

* The share amounts are presented on a retroactive basis (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(1,022,362)	$(1,011,804)	$(5,840,256)	$(748,749)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for expected credit losses	212,718	558,069	225,554	28,917
Depreciation of property and equipment	21,601	31,055	30,285	3,883

Change in operating assets and liabilities:
Accounts receivable	(670,663)	302,688	928,910	119,091
Deposits, prepayments and other receivables	(83,925)	(36,085)	(18,198,185)	(2,333,100)
Accounts payable	546,749	(1,059,278)	(74,000)	(9,487)
Due to related parties	155,204	1,705,845	(560,297)	(71,834)
Accrued liabilities and other payable	629,643	268,394	(701,134)	(89,890)
Contract liabilities	307,918	(212,273)	(863,421)	(110,695)

Net cash provided by (used in) operating activities	96,883	546,611	(25,052,544)	(3,211,864)

Cash flows from investing activity:
Purchase of property and equipment	(70,692)	(6,500)	(6,125)	(785)

Net cash used in investing activity	(70,692)	(6,500)	(6,125)	(785)

Cash flows from financing activities:
Proceeds from issuance of new shares	-	605,600	10,368	1,329
Proceeds from Initial Public Offering	-	-	76,438,222	9,799,772
Payment of deferred offering cost	-	(1,510,100)	(10,075,430)	(1,291,722)
Proceeds from related party loan	-	468,000	1,269,266	162,727

Net cash (used in) provided by financing activities	-	(436,500)	67,642,426	8,672,106

Effect of foreign exchange rate changes	(80)	6,013	(1,440)	(185)

Net change in cash and cash equivalent	26,111	109,624	42,582,317	5,459,272

BEGINNING OF YEAR	394,471	420,582	530,206	67,975

END OF YEAR	$420,582	$530,206	$43,112,523	$5,527,247

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$2,509	$-	$-
Cash paid for interest	$-	$-	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Unpaid deferred offering costs	$-	$476,179	$-	$-
Shares issuance to settle shareholder’s debt	$-	$234,000	$-	$-

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

ROMA Green Finance Limited (“ROMA”) is incorporated under the laws of Cayman Islands with limited liability on April 11, 2022. ROMA, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the provision of environmental, social and governance (“ESG”), corporate governance and risk management as well as sustainability and climate change related advisory services.

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Effective ownership

Lucky Time Ventures Limited	●	British Virgin Islands company	100% owned by
(“LTV”)	●	Incorporated on February 8, 2022	ROMA
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Roma Risk Advisory Limited	●	Hong Kong company	100% owned by
(“RRA”)	●	Incorporated on August 2, 2018	LTV
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd.	●	Singaporean company	100% owned by
(“Roma (S)”)	●	Incorporated on January 3, 2022	RRA
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, LTV was the holding company of a group of companies comprised of RRA and Roma (S). LTV was held as to 100% by Mr. Cheng King Yip (“Mr. Cheng”). Upon completion of the reorganization, Mr. Cheng, former owner ultimately owned 6,562,500 shares of the Company and LTV, RRA and Roma (S) have become wholly owned subsidiaries of ROMA, directly or indirectly.

During the years presented in these consolidated financial statements, the control of these entities has been demonstrated by Mr. Cheng, as a former owner, as if the reorganization had taken place at the beginning of the earlier date presented. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The combination of ROMA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

The registration statement for the Company’s Initial Public Offering (the “IPO”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, the Company consummated the IPO of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The aggregate gross proceeds from the Offering amounted to USD9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the IPO, a selling shareholder sold 625,517 ordinary shares at US$4.00 per share, for total gross proceeds of USD2,502,068, before deducting underwriting discounts, commissions and other related expenses. The Company will not receive any of the proceeds from the sale by the selling shareholder.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

● Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”).

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit losses on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Foreign Currency Translation and Transaction

The Company uses Hong Kong Dollars (“HKD”) as its reporting currency. The functional currency of RRA is Hong Kong Dollar and Roma (S) in Singapore is Singapore dollar, based on the criteria of Accounting Standards Codification (“ASC”) Topic 830 Foreign Currency Matters.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates.

In the consolidated financial statements, the financial information of the Company and other entities located outside of Hong Kong has been translated into HKD. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

Translation of amounts from SGD into HKD has been made at the following exchange rates for the followings:

	Years ended March 31,
	2022	2023	2024
	(SGD to HKD)	(SGD to HKD)	(SGD to HKD)

Year-end exchange rate	5.7843	5.9026	5.7990
Annual average exchange rate	5.7720	5.7090	5.8186

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from HKD into USD (or US$) as of and for the year ended March 31, 2024 are solely for the convenience of the reader and were calculated at the rate of HKD1.00 to USD0.1282. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Hong Kong.

● Accounts Receivable

Accounts receivable include trade accounts due from customers in the rendering of service.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due upon invoice being presented. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

● Allowance for Credit Losses on Financial Instruments

In accordance with ASC Topic 326 Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. The allowance for expected credit losses amounted to approximately HK$0.2 million, HK$0.6 million and HK$0.2 million for the years ended March 31, 2022, 2023 and 2024 respectively.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

● Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Office equipment	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended March 31, 2022, 2023 and 2024.

● Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The contract is typically fixed-priced and the duration of the service period is usually less than one year.

The Company’s revenue from ESG and sustainability related advisory service contracts is generally recognized at a point in time when the ESG and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make advanced payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advanced payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

● Cost of Revenue

Cost of revenue comprised of staff costs that are directly attributable to the rendering of the ESG and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2022, 2023 and 2024, the Company received government subsidies of HKD750,000, HKD371,000 and HKD0 (USD0), which are recognized as government grant in the consolidated statements of operations and comprehensive income (loss).

● Deferred Offering Costs

Deferred offering costs, which consist of legal and other expenses incurred through the balance sheet date that are directly related to the proposed public offering, are capitalized, and charged against the gross proceeds of the offering and recorded as reduction of shareholders’ equity upon the completion of the proposed offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to the statements of operations and comprehensive income (loss).

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying consolidated statement of changes in shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the years ended March 31, 2022, 2023 and 2024, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended March 31, 2022, 2023 and 2024, there were no dilutive shares.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to cost of revenue expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended March 31, 2022, 2023 and 2024, HKD170,692, HKD284,883 and HKD264,520 (USD33,913) contributions were made accordingly.

● Segment Reporting

ASC Topic 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the years ended March 31, 2022, 2023 and 2024, the Company has one reporting business segment in Hong Kong and Singapore.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

● Related Parties

The Company follows the ASC Topic 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,102) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2023 and 2024, cash balance of HKD530,206 and HKD43,112,523 (USD5,527,247) was maintained at financial institutions in Hong Kong, of which none of its cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit losses are based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, deposits, prepayments and other receivable, accounts payable, amount due to directors, accrued liabilities and other payables approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the potential impact of ASU 2023-01 on its consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. ASU 2023-07 is effective for annual periods beginning after December 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2024-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2024-02 is effective for public business entities for fiscal years beginning after December 15, 2024. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2024-02 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

NOTE – 3 LIQUIDITY AND CAPITAL RESOURCES

During the year ended March 31, 2023, the Company incurred the loss from operation of HKD1,354,586 (approximately USD173,665). As of March 31, 2023, the Company improved its liquidity position with the cash balance of HKD530,206 (approximately USD67,975) and generated HKD103,611 (approximately USD13,283) of net cash inflows for the year ended March 31, 2023.

On January 11, 2024, the Company consummated the IPO of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The aggregate gross proceeds from the Offering amounted to USD9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses.

As of March 31, 2024, the Company maintained a positive working capital balance of HKD54,144,778 (approximately USD6,941,637). In assessing the liquidity, the Company continues to monitor and analyze the cash and cash equivalents, the ability to generate sufficient revenue in the future, and its operating and capital expenditure commitments. The Company believes that the current cash and cash equivalents and the proceeds from the IPO will be sufficient to meet its working capital needs in the next 12 months from the date the consolidated financial statements were issued.

NOTE – 4 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geographical location, based on management’s assessment of available data:

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD

Hong Kong	$13,914,277	$12,754,130	$8,498,595	$1,089,563
Singapore	301,822	881,475	1,405,200	180,154

Total:	$14,216,099	$13,635,605	$9,903,795	$1,269,717

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

NOTE – 5 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD

Accounts receivable – third parties	$3,520,400	$2,591,154	$332,199
Less: allowance for expected credit losses	(855,652)	(1,080,870)	(138,573)

Accounts receivable, net	$2,664,748	$1,510,284	$193,626

The following table presents the activities in the allowance for expected credit losses:

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD

Balance at April 1,	$181,889	$297,107	$855,652	$109,699

Written-off	(97,500)	-	-
Allowance for expected credit losses	212,718	558,069	225,347	28,891
Exchange translation difference	-	476	(129)	(17)

Balance at March 31,	$297,107	$855,652	$1,080,870	$138,573

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Allowance for expected credit losses were recognized HKD212,718, HKD558,069 and HKD225,347 (USD28,891) during the years ended March 31, 2022, 2023 and 2024, respectively. The Company has experienced bad debt write-off of account receivable amounting to approximately HK$0.1 million for the year ended March 31, 2022 and no bad debt written-off of account receivable for the year ended March 31, 2023 and 2024

NOTE – 6 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD

Prepayments for operation	$375,952	$3,004,889	$385,242
Prepayments for market advisory service	-	2,730,000	350,000
Prepayments for marketing expenses	-	9,256,000	1,186,667

Total:	$375,952	$14,990,889	$1,921,909

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

NOTE – 7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD

Office equipment, at cost	$156,202	$162,327	$20,811
Less: accumulated depreciation	(85,521)	(115,806)	(14,847)

Property and equipment, net	$70,681	$46,521	$5,964

Depreciation expense for the years ended March 31, 2022, 2023 and 2024 were HKD21,601, HKD31,055 and HKD30,285 (USD3,883), respectively.

NOTE – 8 LONG-TERM PREPAYMENTS

As of March 31, 2024, long-term prepayments primarily consisted of long-term service and marketing fees with the period of service up to 12-24 months.

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD

Prepayments for operation	$-	$780,000	$100,000
Prepayments for market advisory service	-	948,580	121,613
Prepayments for marketing expenses	-	2,166,667	277,778
	$-	$3,895,247	$499,391

NOTE – 9 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD

Accrued audit fee	$730,388	$858,000	$110,000
Amount due to RAL*	2,485,585	439,515	56,348
Accrued consultancy fee	165,325	-	-
Accrued professional service fees	476,179	1,869,230	239,646
Other accrued expenses	44,622	346,219	44,388

Total:	$3,902,099	$3,512,964	$450,382

*	Roma Appraisals Limited (the “RAL”) was no longer a related party of the Company after the reorganization in July 2022.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

NOTE – 10 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the years ended March 31, 2022, 2023 and 2024:

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(1,022,362)	$(1,011,804)	$(5,840,256)	$(748,749)

Weighted average ordinary shares outstanding – Basic and diluted	6,562,500	6,598,926	8,138,580	8,138,580

Net loss per share – Basic and diluted	$(0.16)	$(0.15)	$(0.72)	$(0.09)

During the years ended March 31, 2022, 2023 and 2024, there were no dilutive shares.

NOTE – 11 SHAREHOLDERS’ (DEFICIT) EQUITY

Authorized Stocks

The Company was established under the laws of Cayman Islands on April 11, 2022, and was authorized to issue one class of ordinary share. On April 11, 2022, the total number of ordinary shares which the Company was authorized to issue 50,000,000 shares of capital stock, with 6,562,500 shares of ordinary share issued and outstanding, at US$0.001 par value. The authorized share capital was increased to 500,000,000 ordinary shares on September 2, 2022.

On October 24, 2022, the Company issued 38,622 ordinary shares to Next Master Investments Limited (“Next Master”) at the price of US$2.00 per share, for a cash consideration of US$77,244. Concurrently, the Company issued the additional 45,000 shares of its ordinary shares to Next Master to settle its debt in an amount of US$90,000, at the price of US$2.00 per share.

On July 26, 2023, the Company issued 1,202,981 ordinary shares to Top Elect Group Limited at the price of USD1,203, which was settled as of March 27, 2024, and issued 61,038 and 65,206 ordinary shares for cash consideration of USD65 and USD61 to Next Master and Trade Expert Holdings Limited, respectively.

On January 11, 2024, the Company consummated the Initial Public Offering of 2,449,943 ordinary shares at a fixed price of US$4.00 per share. The net proceeds from the Offering amounted to US$8,680,594 after deducting underwriting discounts, commissions and offering-related expenses.

NOTE – 12 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD

Current tax	$-	$2,509	$-	$-
Deferred tax	-	-	-	-

Income tax expense	$-	$2,509	$-	$-

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries operate in different countries that are subject to taxes in the governing jurisdictions in which they operate, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, ROMA is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BVI

LTV is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Hong Kong

RRA is incorporated in Hong Kong and are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. RRA did not make any provisions for Hong Kong profits tax as there were no assessable profits derived from or earned in Hong Kong since inception.

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the years ended March 31, 2022, 2023 and 2024 are as follows:

	Years ended March 31,
	2022	2023	2024	2024
	HKD	HKD	HKD	USD

Loss before income taxes	$(986,487)	$(1,039,994)	$(3,726,580)	$(477,767)
Statutory income tax rate	16.5%	16.5%	16.5%	16.5%
Income tax expense at statutory rate	(162,770)	(171,599)	(614,886)	(78,832)
Items not subject to taxes	(124,491)	(60,838)	(10,398)	(1,333)
Items not deductible from tax	96	-	33,264	4,265
Property and equipment	(8,100)	4,052	4,997	641
Valuation allowance	295,265	228,385	587,023	75,259
Under-provision from prior years	-	2,509	-	-

Income tax expense	$-	$2,509	$-	$-

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore, with 75% of the first SGD10,000 (approximately HKD57,990) taxable income and 50% of the next SGD190,000 (approximately HKD1,101,810) taxable income are exempted from income tax. Roma (S) did not generate any operating income during the years ended March 31, 2022, 2023 and 2024, hence, no income tax expense is provided.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2023 and 2024:

	As of March 31,
	2023	2024	2024
	HKD	HKD	USD
Deferred tax assets:
Net operating loss carry forwards	$576,546	$1,163,749	$149,199
Less: valuation allowance	(576,546)	(1,163,749)	(149,199)

	$-	$-	$-

As of March 31, 2023 and 2024, Hong Kong operations incurred HKD3,494,218 and HKD7,053,024 (USD90,234) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong tax regime. The valuation allowance is reviewed annually.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2022, 2023 and 2024 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2024.

NOTE – 13 RELATED PARTY BALANCES AND TRANSACTIONS

The related party of the Company with whom transactions are reported in these consolidated financial statements are as follows:

Name of Individual	Relationship with the Company
Roma Appraisals Limited (the “RAL”)*	Fellow subsidiary of RRA prior to the reorganization
Project P Enterprise Limited (the “Project P”)*	Fellow subsidiary of RRA prior to the reorganization
KLS Consultants Limited (the “KLS”)*	Fellow subsidiary of RRA prior to the reorganization
B.I. Appraisals Limited (the “B.I. Appraisals”)*	Fellow subsidiary of RRA prior to the reorganization
Ranger Advisory Co. Limited (“Ranger”)#	Related company formerly controlled by Mr. Cheng, former director
Kingsley Cheng (“Mr. Cheng)#	Former director of the Company
Claire Luk	Director of the Company

*	RAL, Project P, KLS and B.I. Appraisals were no longer related parties of the Company after the reorganization in July 2022.

#	Mr. Cheng resigned as a director of the Company on April 6, 2023. As a result, Ranger ceased to be related party since April 6, 2023.

		As of March 31,
Name of related party	Nature of balance	2023	2024	2024
		HKD	HKD	USD

Ranger*	Accounts payable	$205,767	$-	$-
Kingsley Cheng	Due to directors	$501,797	$-	$-
Claire Luk	Due to directors	$58,500	$1,269,266	$162,726

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

Due to directors represent advances from its related parties for the Company’s payment for daily operating purpose. The balances are unsecured, non-interest bearing, and payable on demand.

		Years ended March 31,
		2022	2023	2024	2024
Name of related party	Nature of transaction	HKD	HKD	HKD	USD

B.I. Appraisals	Revenue	$86,000	$-	$-	$-
Ranger#	Cost of revenue	2,973,970	-	-	-
RAL*	Management fee	4,851,764	-	-	-
Project P*	Management fee	60,302	-	-	-
KLS*	Management fee	$83,783	$-	$-	$-

*	RAL, Project P and KLS were no longer related parties of the Company after the reorganization in July 2022.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE – 14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended March 31, 2022 and 2023, there were no individual customer who accounted for 10% or more of the Company’s revenues and its outstanding receivable balances as at year-end dates

For the years ended March 31, 2024, there was a single customer who accounted for 13% of the Company’s revenue and its outstanding receivable balances was nil as at year-end dates.

Most of the customers are located in Hong Kong.

(a)	Major vendors

For the years ended March 31, 2022, there was a single vendor (related party) who accounted for 40% of the Company’s direct cost amounting to HKD2,973,970 and its outstanding payable balances of HKD1,275,045 as at year end date.

For the years ended March 31, 2023 and 2024, there were no individual vendor who accounted for 10% or more of the Company’s direct cost and its outstanding payable balances as at year-end dates.

Most of the vendors are located in Hong Kong.

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD500,000 (approximately USD64,102) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2023 and 2024, cash balance of HKD530,206 and HKD43,112,523 (USD5,527,247) was maintained at financial institutions in Hong Kong, of which none of the cash balance was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2023 AND 2024

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty. To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors.

As of March 31, 2023 and 2024, there was no single customer whose account receivable balance is amounted to 10% or more of the total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Hong Kong. Accordingly, the political, economic, and legal environments in Hong Kong, as well as the general state of Hong Kong’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE – 15 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2023 and 2024, the Company has no material commitments or contingencies.

NOTE – 16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2024, up through the date the Company issued the audited consolidated financial statements.

In April 2024, the Company entered into several promissory notes in the aggregate amount of approximately HKD24 million (equal to US$3.1 million) with 3 independent parties. These notes are carried with annual interest at the rate of 6.5% and are expected to become receivable by September 30, 2024.

On May 10, 2024, the Company issued 1,539,281 Ordinary Shares under Roma Green Finance Limited 2024 Equity Incentive Plan in settlement of the consideration of service agreements signed during the financial year with marketing and business development consultants.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Form of Amended and Restated Memorandum of Association of the Registrant dated September 2, 2022 **
3.2	Amended and Restated Articles of Association of the Registrant dated September 2, 2022 **
10.1	Audit Committee Charter**
10.2	Nomination Committee Charter**
10.3	Compensation Committee Charter**
10.4	Form of Directors Agreement**
12.1	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14	Code of Ethics of the Registrant**
21.1	Form of List of Subsidiaries of the Registrant**
23.1	Consent of KCCW*
99.1	Compensation Recovery Plan**

** Previously field on Form F-1

129

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: August 1, 2024
/s/ Luk Huen Ling Claire
Luk Huen Ling Claire
Chairlady, Executive Director and Chief Executive Officer

Date: August 1, 2024
/s/ Lam Hing Fat
Lam Hing Fat
Chief Financial Officer

Date: August 1, 2024
/s/ Cheng Yu-Pei
Cheng Yu-Pei
Independent Non-Executive Director

Date: August 1, 2024
/s/ Wong Kai Hing
Wong Kai Hing
Independent Non-Executive Director

130