Form 20-F
period 2025-03-31
Roma Green Finance Ltd
filed 2025-07-31
CIK 1945240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2025

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

15,564,571 Ordinary Shares, $0.001 par value, were outstanding as at March 31, 2025

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. This Annual Report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made as of March 31, 2025 at HK$1.00 to USD0.1282. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

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

Recent Events

On January 11, 2024, we completed our initial public offering of 2,449,943 Ordinary Shares at a public offering price of US$4.00 per share. We received gross proceeds in the amount of US$9,799,772 prior to deducting underwriting discounts, commissions and other related expenses. The Ordinary Shares began trading on January 11, 2024 on the Nasdaq Capital Market under the ticker symbol “ROMA.”

On September 26, 2024, the Company conducted a follow-on offering (the “PFPO”), in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company conducted a second follow-on offering (the “SFPO”), in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

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

We experienced fluctuations in our revenues and cost structure and the resulting operating income and cash flows during the three fiscal years ended March 31, 2025, 2024 and 2023. We may experience fluctuations in our financial results for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) increase in labor costs; (iv) the geographic locations of our clients or the locations where services are rendered; (v) fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) changes in the frequency and complexity of government and/or regulatory body activities; (vii) fee adjustments upon the renewal of expired or extended service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (viii) economic factors beyond our control.

We incurred net losses for the fiscal years ended March 31, 2025, 2024, and 2023 and may be unable to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We incurred net losses before income taxes of HK$27,771,927 (US$3,560,505), HK$5,840,256 (US$748,749) and HK$1,009,295 (US$129,398) for the years ended March 31, 2025, 2024 and 2023, respectively. We had net cash (used in) provided by operating activities of HK$(12,588,581) (US$1,613,922), HK$(25,052,544) (US$3,211,864) and HK$546,611 (US$70,078) during the years ended March 31, 2025, 2024 and 2023, respectively.   We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the future, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Our accounts receivable are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed between both parties. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

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

During the three fiscal years ended March 31, 2025, 2024 and 2023, our revenue was derived mainly from companies listed on the HKSE. Most of the clients engage us to perform various environmental, social and governance services in accordance with their respective business development plans and corporate activities and compliance requirements. Management believes that it is a market practice that these companies tend not to enter into any long-term agreement or commitment with any such service providers. There is no assurance that our clients will continue retaining us to provide environmental, social and governance services in the future. Should our Group fail to be awarded new projects in the future, our operations and results would be adversely affected.

We are subject to potential exposure to professional liabilities.

Our environmental, social and governance services normally involve providing professional advice and professional reports to our clients. A client, who relies on our professional advice and professional reports, suffers loss as a result of us having been negligent in providing such services, could claim compensation from us. Management considers that the main business risk associated with environmental, social and governance services is the possible claims or lawsuits arising from professional negligence, misconduct and fraudulent acts. During the fiscal years ended March 31, 2025, 2024 and 2023, it was a common term in all of our mandates with clients that our liability in connection with services to be provided would be limited to the amount of fees received by us under the relevant mandates.

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

Some of our clients are businesses experiencing or being exposed to potential financial distress, facing complex challenges, being involved in litigation or regulatory proceedings, or facing foreclosure of collateral or liquidation of assets. The aforementioned situations may become increasingly prevalent among our existing and potential clients in light of the current uncertain micro-economic conditions and/or potential economic slowdowns or recession caused by the tariff war and international trade disputes. Such clients may have insufficient funds to continue operations or to pay for our services.

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults. The collection rate was over 80% and approximately HK$0.5 million was written-off for the year ended March 31, 2025.

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

Our network computer system is vulnerable to the attack of computer virus, worms, trojan horses, hackers or other similar computer network disruptive problems. Any failure in safeguarding the computer network system from these disruptive problems will cause the breakdown of the computer network system and leakage of confidential information of our Group and our clients. Although we have installed computer antivirus software and a network router to protect the network system and has been relying on third party authentication technology to facilitate the transmission of confidential information, there is no assurance that our computer network system is absolutely secured. Any failure in the protection of computer network system from external threat may cause disruption of our operation and may damage our reputation for any breach of confidentiality to our clients and in turn may indirectly adversely affect our business operation and performance. During the fiscal years ended March 31, 2025, 2024 and 2023, we did not experience any breakdown in our computer network system or breach of confidentiality.

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

During the three fiscal years ended March 31, 2023 2024, and 2025, a majority of our clients are companies listed on HKSE, which are subject to all the applicable laws and regulations, including but not limited to, the Main Board Listing Rules and the GEM Listing Rules.

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

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiary’s business operations, and our reputation, and could result in a loss of your investment in our Ordinary Shares if such allegations cannot be addressed and resolved favorably.

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

Political uncertainty, such as the invasion by Russia in Ukraine, geopolitical tensions and surrounding international trade disputes and their potential of escalation to trade wars and global recession, could have a negative effect on customer confidence, which could materially and adversely affect our Operating Subsidiaries’ business. Our Operating Subsidiary’s may also have access to fewer business opportunities, and their operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China, including those sanctions imposed by the United States and other countries on Russia, and that affect trade relations may cause global economic turmoil and potentially have a negative impact on our Operating Subsidiaries’ markets, its business, or results of operations, as well as the financial condition of its customers. We cannot provide any assurances as to whether such actions will occur or the form that they may take.

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

The PCAOB determinations provides that if the Board is unable to inspect or investigate completely registered public accounting firms headquartered in China or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in China or Hong Kong it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result Nasdaq may determine to delist our securities, which would materially affect the interest of our investors.

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

On March 8, 2024, the Audit Committee of the Company approved the dismissal of KCCW Accounting Corp (“KCCW”), the predecessor independent registered public accounting firm of the Company, effective March 8, 2024. Also on March 8, 2024, the Audit Committee of the Board of Directors of the Company appointed J&S Associate PLT (“JSA”) as the Company’s independent registered public accounting firm for the year ended March 31, 2024. Our auditor, JSA is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in February 2024. JSA’s office is located in Malaysia. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

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

During the fiscal years ended March 31, 2025, 2024 and 2023, including through the date of this Annual Report, our auditor, including our prior auditor KCCW, did not have any documentation related to their respective audit reports located in China. However, to the extent that our current independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

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

If we change auditors and they are subsequently located in China or Hong Kong and the PCAOB is unable to inspect or investigate completely our auditor, it could result in the prohibition of trading in our securities by not being allowed to list on a U.S. exchange, and as a result Nasdaq may determine to delist our securities, which would materially affect the interest of our investors.

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

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to RRA. We could be subject to approval or review of Chinese regulatory authorities to pursue any future public offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Ordinary Shares or possibly delisting.

On May 7, 2024, the CSRC issued the Guidelines of Regulatory Rules Application — Overseas Offering and Listing No. 7（“Guideline No. 7”）which indicates that domestic companies that submitted an application to transfer from an overseas over-the-counter market to list on an exchange prior to the effective date of the Trial Measures (March 31, 2023), but that have not yet received approval from the overseas regulator or stock exchange, shall file with the CSRC before their offering and listing procedures are completed. Accordingly, we may be required to file with the CSRC before any future offerings are completed.

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

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or any regulatory objection from the CSRC. However, the Trial Measures and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC, may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

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

Risks Related to Our Securities

Our Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

We closed our IPO on January 11, 2024 and issued 2,449,943 Ordinary Shares at an offering price of $4.00 for total gross proceeds of $9,799,772 prior to deducting underwriting discounts, commissions and other related expenses. On September 26, 2024, the Company conducted a follow-on offering (the “PFPO”), in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company. On June 5, 2025, the Company conducted a second follow-on offering (the “SFPO”), in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

Our ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our ordinary shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our ordinary shares may not develop or be sustained.

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

Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 59,564,571 issued and Ordinary Shares outstanding. The Ordinary Shares sold in our IPO, the PFPO and SFPO are freely tradable without restriction or further registration under the Securities Act, and Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

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

As of the date of this Annual Report, our executive Director and chief executive officer, Ms. Luk, indirectly through Top Elect beneficially owns 10.19% of our issued and outstanding Ordinary Shares. Accordingly, we will no longer be a controlled company as defined under Nasdaq Stock Market Rule 5615(c) because, immediately after the completion of the SFPO and all the common warrants were exercised, the shareholding of Top Elect represents approximately 10.19% of our total issued and outstanding Ordinary Shares, representing 10.19% of the total voting power. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions” in this Annual Report.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and Principal Shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares on the Nasdaq Capital Market.

We were listed on the Nasdaq on January 11, 2024. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company, including those associated with rectifying any potential future Nasdaq deficiency, and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increase our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel has diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result.

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

Our principal office is located at Flat 605, 6/F, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong. Our telephone number is (+852) 3693 2110. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

During the fiscal years ended March 31, 2023, 2024, 2025 and up to the date of this Annual Report, we served a diverse set of more than 100 clients across a wide variety of industries. Our experienced team members include many individuals who are widely recognized as experts in their respective fields. Those professionals include CPA, CISA, CESGA, SCR and AICPA. Our team of professionals offer expertise, knowledge and experience gained from their experience on a wide and comprehensive range of services provided to a diversified field of industries of various sustainability projects.

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

Our revenue is not dependent on any one single client. In the year ended March 31, 2025, 2024 and 2023, our top five clients represented approximately 49.9%, 24.0% and 11.6% respectively, of our total revenues with these revenues derived from over several projects.

We believe that clients retain with us because of our recognized expertise and capabilities in ESG and sustainability, as well as our reputation for satisfying clients’ needs.

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

Our experts also assist clients in addressing other needs, including providing environmental audit, ESG rating support and shareholder communication, as well as sustainability-related education and training. We believe our capability to provide comprehensive ESG / sustainability services not only helps clients to meet their needs across the business lifecycles, but also fosters our long-term relationship with them. We have been able to maintain a high level of client retention. During the year ended March 31, 2025, around 45.7% of the total clients are recurring clients.

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

Employees

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2025, we had approximately 19 full-time employees and directors, of which 18 were located in Hong Kong and 1 was in Singapore. As of March 31, 2024, we had approximately 14 full-time employees and directors, of which 13 were located in Hong Kong and 1 was in Singapore compared to 16 full-time employees and directors, as of March 31, 2023, of which 15 were located in Hong Kong and 1 was in Singapore.

Insurance

We purchased business insurance which covers loss or damages arising from business interruption, certain money losses due to theft to the extent any cash is handled by the Company, physical malicious attacks against Company personnel, office contents, public liability and employee compensation. It also covers public liability and relevant employees’ compensation. In addition, we also purchased the professional indemnity insurance which covers all losses resulting from any claim for any civil liability in relation to the conduct of the professional service.

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

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the ‘‘BRO’’)

Under the BRO, every company or individual who carries on a business in Hong Kong is required to apply for a business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display a valid business registration certificate at the place of business. Business registration does not serve to regulate business activities and it is not a license to trade. Business registration serves to notify the Inland Revenue Department of Hong Kong of the establishment of a business in Hong Kong. Business registration certificate will be issued on submission of the necessary document(s) together with payment of the relevant fee and is renewable every year or every three years (if business operators elect for issuance of business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

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

The registration statement for our Initial Public Offering (the “Offering”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, we consummated the Offering of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The aggregate gross proceeds from the Offering amounted to USD9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the Offering, a selling shareholder sold 625,517 ordinary shares at US$4.00 per share, for total gross proceeds of USD2,502,068, before deducting underwriting discounts, commissions and other related expenses. We will not receive any of the proceeds from the sale by the selling shareholder. On September 26, 2024, the Company conducted a follow-on offering (the “PFPO”), in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company conducted a second follow-on offering (the “SFPO”), in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

For the years ended March 31, 2025 and 2024, our net revenue amounted to approximately HK$12.2 million (US$1.6 million) and approximately HK$9.9 million, respectively, with an increase of approximatelyHK$2.3 million, as compared to last year.

For the years ended March 31, 2024 and 2023, our net revenue amounted to approximately HK$9.9 million and approximately HK$13.6 million, respectively, with a decrease of approximately HK$3.7 million, as compared to last year.

Results of Operations

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024 and 2023

Revenue

As set forth in the following table, during the years ended March 31, 2025, 2024 and 2023, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Fiscal Years ended March 31
	2025		2024		2023
	HK$’000%		HK$’000%		HK$’000%

Recurring clients	5,577	45.7	7,767	78.4	10,586	77.6
New clients	6,625	54.3	2,137	21.6	3,050	22.4

Total	12,202	100	9,904	100	13,636	100

Our total revenue increased by approximately HK$2.3 million or 23.2% to approximately HK$12.2 million for the year ended March 31, 2025 from approximately HK$9.9 million for the year ended March 31, 2024. Such increase was mainly attributable to the increase of new clients of approximately HK$4.5 million outweighed the impact of drop of recurring clients of approximately HK$2.2 million.

Our total revenue decreased by approximately HK$3.7 million or 27.4% to approximately HK$9.9 million for the year ended March 31, 2024 from approximately HK$13.6 million for the year ended March 31, 2023. Such decrease was mainly attributable to the decrease of recurring clients of approximately HK$2.8 million.

For the years ended March 31, 2025, 2024 and 2023, revenue was mainly generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations fiscal year ended March 31, 2025 compared to 2024 and 2023

During the years ended March 31, 2025, 2024 and 2023, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the years ended March 31, 2025, 2024 and 2023:

	Fiscal Years ended March 31
	2025		2024		2023
	HK$’000%		HK$’000%		HK$’000%

Hong Kong	10,390	85.1	8,499	85.8	12,754	93.5
Singapore	1,812	14.9	1,405	14.2	882	6.5

Total	12,202	100	9,904	100	13,636	100

During the years ended March 31, 2025 and 2024, there was an increase of revenue in Hong Kong as well as Singapore mainly attributable to the increase in number of clients as well as the average revenue by client rise. We have deployed more resources in expanding the market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff to enable them to acquire new clients and drive growth.

During the years ended March 31,2024 and 2023, there was a decrease of revenue in Hong Kong as the market became more competitive leading to the decrease in number of clients in Hong Kong. We have deployed more resources in expanding the market in order to increase the existing presence, including hiring additional experienced and professional staff and providing relevant training to our staff to enable them to acquire new clients and drive growth.

Cost of revenues fiscal year ended March 31, 2025 compared to 2024 and 2023

During the years ended March 31, 2025, 2024 and 2023, our cost of revenues was mainly comprised of labor cost. For the years ended March 31, 2025, 2024 and 2023, our cost of revenues amounted to approximately HK$7.7 million, HK$6.8 million and HK$7.9 million, respectively.

We paid and incurred consulting expenses in relation to projects in the amount of approximately HK$0 and HK$0.5 million and HK$0 to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng, a former director, during the years ended March 31, 2025, 2024 and 2023, respectively.

	Fiscal Years ended March 31
	2025		2024		2023
	HK$’000%		HK$’000%		HK$’000%

Staff salaries	6,478	84.3	4,878	71.9	6,367	81.0
Consulting fee	239	3.1	717	10.6	358	4.6
Staff MPF, messing, medical and welfare	291	3.8	328	4.8	326	4.1
Staff bonus	503	6.5	595	8.8	631	8.0
Staff commission	177	2.3	264	3.9	177	2.3

Total	7,688	100	6,782	100	7,859	100

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$4.5 million, HK$3.1 million and HK$5.8 million for the years ended March 31, 2025, 2024 and 2023, respectively. Our overall gross profit margins were approximately 37.0%, 31.5% and 42.4% for the years ended March 31, 2025, 2024 and 2023, respectively. Our total gross profit increased during the year ended March 31, 2025 compared to the year ended March 31, 2024 due to the decrease of the consulting fees during the year ended March 31, 2025. Further, staff salaries, although has increased, it has not increased in line with revenue as was expected.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$17.8 million, HK$2.2 million and HK$0.7 million for the years ended March 31, 2025, 2024 and 2023, respectively.

An increase in sales and marketing expenses by HK$15.7 million for the year ended March 31, 2025 as compared to the corresponding year ended March 31, 2024 was primarily attributable to an increase of marketing consultancy services in relation to business development.in order to increase the exposure among this ESG service industry to drive the growth.

General and Administrative expenses fiscal year ended March 31, 2025 compared to 2024 and 2023

The following table sets forth the breakdown of our administrative expenses for the years ended March 31, 2025, 2024 and 2023:

	Fiscal Years ended March 31
	2025		2024		2023
	HK$’000%		HK$’000%		HK$’000%

Depreciation	17	0.1	30	0.4	31	0.5
Management fee	3,282	21.5	3,170	44.9	2,624	40.7
License fee	1,140	7.5	1,140	16.1	1,686	26.2
Professional fee	7,116	46.7	1,630	23.1	1,246	19.3
Miscellaneous expenses	3,690	24.2	1,093	15.5	855	13.3

Total	15,245	100	7,063	100	6,442	100

Our general and administrative expenses amounted to approximately HK$15.2 million, HK$7 million and HK$6.4 million for the years ended March 31, 2025, 2024 and 2023, respectively, representing approximately 124.9%, 71.3% and 47.2% of our total revenue for the corresponding years.

Professional fee mainly represented advisory service fees incurred and the increase is partly due to the follow-on public offering completed in the current financial year.

Management fee represented management fee in relation to the administrative services support from third party. The Company paid and incurred management fee expenses of approximately HK$3.3 million and approximately HK$3.2 million and approximately HK$2.6 million for the years ended March 31, 2025, 2024 and 2023, respectively.

License fee represented the cost of licensing to use our three trademarks in Hong Kong in relation to the tradename “Roma”. There is no change in license fee expenses for the year ended March 31, 2025 when compared to 2024. The Company paid and incurred license fee expenses of approximately HK$1.1 million for year ended March 31, 2024 compared to approximately HK$1.7 million for the year ended March 31, 2023.

Miscellaneous expenses were mainly comprised of repairs and maintenance, insurance expenses, office supplies, directors’ salaries and other miscellaneous expenses. An increase in miscellaneous expenses by HK$2.6 million for the year ended March 31, 2025 as compared to the corresponding year ended March 31, 2024 was primarily attributable to increase in prepaid IT maintenance fees.

Other Income (Expense), Net

Other income and expenses fiscal year ended March 31, 2025 compared to 2024 and 2023

The following table sets forth the breakdown of our other income (expense) for the years ended March 31, 2025 ,2024 and 2023:

	Fiscal Years ended March 31,
	2025	2024	2023
	HK$’000	HK$’000	HK$’000

Government grant (refunded)	$(750)	$-	$371
Foreign exchange loss, net	8	61	(28)
Interest income	1,474	180	-
Other income	40	9	2

	$772	$250	$345

Our other income amounted to approximately HK$0.8 million, HK$0.3 million and HK$0.3 million for the years ended March 31, 2025, 2024 and 2023, respectively.

An increase in other income for the year ended March 31, 2025 as compared to the corresponding year ended March 31, 2024 was primarily attributable to the increase in interest income earned from the promissory note issued during the year of HK$1.3 million, offset by a refund of government grant received during the year ended March 31, 2022.

A decrease in other income for the year ended March 31, 2024 as compared to the corresponding year ended March 31, 2023 was primarily attributable to a decrease of approximately HK$0.4 million of government grant due to one-off subsidies in relation to Anti-Epidemic Fund for the year ended March 31, 2023, offset partially by the increase in interest income earned from the promissory note issued during the year of HK$0.2 million and increase in foreign exchange loss of HK$0.1 million.

Income Tax Expenses

During the year ended March 31, 2025, the income tax expenses of HK$1,172 was recognized as there was the under provision of prior years. The Company generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

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

Net Loss

As a result of the foregoing, our net loss for the years ended March 31, 2025, 2024 and 2023 amounted to approximately HK$27.8 million, HK$5.8 million and HK$1.0 million, respectively.

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

On May 9, 2024, the Company issued a total of 1,539,281 ordinary shares under the Plan, at the average market prices ranging from US$0.716 to US$0.778, to four consultants to settle marketing advisory services fees of USD1,165,000 over a period of twelve (12) months from the respective agreement dates of January and February 2024.

On September 26, 2024, the Company conducted a follow-on offering (the “PFPO”), in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company conducted a second follow-on offering (the “SFPO”), in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

Cash flows fiscal year ended March 31, 2025 compared to 2024 and 2023

The following table summarizes our cash flows for fiscal year ended March 31, 2025, 2024 and 2023:

	Fiscal Years ended March 31,
	2025	2024	2023
	HK$’000	HK$’000	HK$’000

Cash and cash equivalents at beginning of the year	$43,113	$530	$421

Net cash (used in) provided by operating activities	(12,589)	(25,052)	547
Net cash used in investing activities	(18,685)	(7)	(7)
Net cash provided by (used in) financing activities	9,067	67,643	(437)
Net (decrease) increase in cash and cash equivalents	(22,207)	42,584	103

Effect of foreign exchange rate changes	(16)	(1)	6
Cash and cash equivalents as at end of the year	$20,890	$43,113	$530

Cash flows from operating activities

For the year ended March 31, 2025, our net cash used in operating activities was HK$12.6 million, which primarily consisted of our net loss of HK$27.8 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.02 million; (ii) provision of allowance of doubtful accounts of approximately HK$0.1 million; (iii) share-based compensation for services of HK$9.1 million ; (iv) increase in long-term prepayment of approximately HK$10.0 million; and; (v) increase in contract liabilities of approximately HK$0.3 million which was partially offset by the (a) increase in accounts receivable of approximately HK$0.4 million; (b) increase in deposits and other receivables of approximately HK$0.2 million; (c) decrease in due to related parties of approximately HK$1.3 million and; (d) decrease in accrued liabilities and other payable of approximately HK$2.4 million.

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

Cash flows from investing activities

There was no cash flow provided by investing activity for the year ended March 31, 2025, 2024 and 2023.

For the year ended March 31, 2025, our net cash used in investing activity was approximately HK$18.7 million for the issuance of promissory notes. For the year ended March 31, 2024 and 2023, our net cash used in investing activity was approximately HK$0.01 million and approximately HK$0.01 million, respectively, for the purchase of property, plant and equipment.

Cash flows from financing activities

For the year ended March 31, 2025, our net cash provided by financing activities was approximately HK$9.1 million, which mainly represent the proceed from public offering of HK$9.3 million and offset by payment of deferred offering cost of HK$0.3 million. For the year ended March 31, 2024, our net cash provided by financing activities was approximately HK$67.6 million which mainly from the gross proceeds of issuance of 2,449,943 ordinary shares from Initial Public Offering of HK$76.4 million which was partially offset by the payment of deferred offering cost of HK$10.1 million. For the year ended March 31, 2023, our net cash used in financing activities was approximately HK$1.5 million for the payment of deferred offering cost and was partially offset by HK$1.1 million, from the proceeds of issuance of ordinary shares to the shareholder and proceeds from related party loan.

Accounts receivable, net

Our accounts receivable net increased to approximately HK$1.9 million as of March 31, 2025 from HK$ 1.5 million as of March 31, 2024. The increase was primarily attributable to the increase in revenue.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances.

The evaluation of collectability is assessed by reference to the aging analysis of accounts receivable and on management’s judgment, including the change in credit quality, the past collection history of each client and the current market condition.

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

During the year ended March 31, 2025, 2024 and 2023, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of March 31,
	2025	2024
	HK$’000	HK$’000

1-30 days	1,148	855
31-60 days	175	228
61-90 days	79	120
91-180 days	78	68
181 days to 360 days	384	240

	1,864	1,511

Movements in the provision for impairment of accounts receivable are as follows:

	As of March 31,
	2025	2024
	HK$’000	HK$’000

Balance at beginning of the year	$1,081	$856
Written off	(500)	-
Provision of loss allowance, net	102	225

Balance at end of the year	$683	$1,081

Accounts payable

The general credit terms from our major suppliers are payment within 90 days. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the years ended March 31, 2025, and 2024.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses and capital expenditures which we expect to fund from cash generated from operations. We have limited credit available from our major vendors and were required to prepay for the major vendors to our offering exercise, which further constrained our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our IPO, PFPO and SFPO.

Capital commitments

As of March 31, 2025, 2024 and 2023, other than lease commitment disclosed elsewhere in these consolidated financial statements, the Group had neither significant financial nor capital commitment.

Off-Balance Sheet Transactions

As of March 31, 2025, we had not entered into any material off-balance sheet transactions or arrangements.

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

Critical Accounting Estimates

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

Actual results could differ from these estimates.

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standard on its unaudited condensed consolidated and combined financial statements which is expected to result in enhanced disclosures.

In December 2024, the FASB issued ASU No. 2024-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2024-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2024-09 is effective for annual periods beginning after December 15, 2025 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2024-09 on its consolidated and combined financial statements.

In March 2025, the FASB issued ASU No. 2025-02, Codification Improvements-Amendments to Remove References to the Concepts Statements (“ASU 2025-02”). The amendments in this Update affect a variety of Topics in the Codification. The amendments apply to all reporting entities within the scope of the affected accounting guidance. This update contains amendments to the Codification that remove references to various Concepts Statements. In most instances, the references are extraneous and not required to understand or apply the guidance. In other instances, the references were used in prior statements to provide guidance in certain topical areas. ASU 2025-02 is effective for public business entities for fiscal years beginning after December 15, 2025. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2025. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of the adoption of ASU 2025-02 on its consolidated and combined financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2025, 2024 and 2023 were 0.9%, 2.7%, and 1.7%, respectively, and in accordance with the Census and Statistics Department of Hong Kong, the year-over-year percentage changes in the consumer price index for 2025, 2024 and 2023 were 1.4%, 1.7%, and 2.1%, respectively. The rate of inflation in 2025 was higher and is expected to continue to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

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

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. Going forward post initial offering and share offering, when necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Hong Kong Dollars (“HKD”). Our assets are denominated primarily in HKD. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and HKD. If the HKD depreciates against the US$, the value of our HKD revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk as HKD is generally pegged to US$, and fluctuation is expected to be insignificant.

ITEM 6. DIRECTORS, SENIOR MANAGMENET AND KEY EMPLOYEES

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Name	Age	Title

Executive Officer and Director:
Luk Huen Ling Claire	47	Chairlady, Executive Director and Chief Executive Officer

Lam Hing Fat	35	Chief Financial Officer

Key Personnel:
Koh Chuan Yong	42	Business Development Manager

Independent Non-executive Directors:
Cheng Yu-Pei	48	Independent non-executive Director

Wong Kai Hing	50	Independent non-executive Director

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

For additional information regarding our Cybersecurity Policy, please refer to Exhibit 16J included in this Annual Report on Form 20-F for the year ended March 31, 2025.

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 99.1 incorporated by reference as included in this Annual Report on Form 20-F for the year ended March 31, 2025.

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT/EXECUTIVE PERSONNEL

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended March 31, 2025, 2024 and 2023.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK$’000)	Bonus (HK$’000)	Other Compensation (HK$’000)

Ms. Luk Huen Ling Claire,	2025	480	-	-
Executive Director and CEO	2024	155	-	-
	2023	-	-	-

Mr. Lam Hing Fat	2025	120	-	-
Chief Financial Officer	2024	55	-	-
	2023	-	-	-

Ms. Cheng Yu-Pei,	2025	120	-	-
Independent Non-Executive Director	2024	31	-	-
	2023	-	-	-

Mr. Tsang Ho Yin(1),	2025	-	-	-
Former Independent Non-Executive Director	2024	21	-	-
	2023	-	-	-

Mr. Wong Kai Hing,	2025	120	-	-
Independent Non-Executive Director	2024	31	-	-
	2023	-	-	-

(1)	Mr. Tsang resigned as an Independent Non-Executive Director effective February 29, 2024.

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

Outstanding Equity Awards at Fiscal Year-End

On May 10, 2024, the Company issued 1,539,281 Ordinary Shares under the Plan.

Labor unions, labor, and safety incidents

Our operating subsidiaries have not set up labor union for employees in Hong Kong or in Singapore. Our operating subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended March 31, 2025 and 2024 and through the date of this Annual Report, our operating subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our operating subsidiaries.

Employees

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2025, we had approximately 19 full-time employees and directors, of which 18 were located in Hong Kong and 1 was in Singapore. As of March 31, 2024, we had approximately 14 full-time employees and directors, of which 13 were located in Hong Kong and 1 was in Singapore. As of March 31, 2023, we had approximately 16 full-time employees of which 15 were located in Hong Kong and 1 was in Singapore.

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

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiaries in Hong Kong for the fiscal years ended March 31, 2025, 2024 and 2023 amounted to approximately HK$296,950,  HK$264,520 and HK$284,883, respectively.

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

Applicable percentage ownership is based on 59,564,571 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

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

Unless otherwise noted below, the address of each person listed on the table is Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong.

	Ordinary Shares
Name of Beneficial Owner	Number	Percentage

Named executive officer and director:
Luk Huen Ling Claire (1)	6,071,104	10.19%
Mr. Lam Hing Fat	-	-

Independent non-executive director(s):
Cheng Yu-Pei	-	-
Wong Kai Hing	-	-

All executive officers, directors and director nominees as a group	6,071,104	10.19%

5% Stockholders:
Top Elect	6,071,104	10.19%
Eastern Pearl Capital SPC - Eastern Pearl Caelus Fund SP	3,368,700	5.66%
Imperial Vision Fund SPC Series 1 SP	3,640,255	6.11%

(1)	Represents shares held by Top Elect, a company directly owned 100% by Ms. Luk and the percentage is calculated on the basis of the total number of issued 59,564,571 shares as of the date of this Annual Report.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended March 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

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

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Claire Luk	Director of the Company

Due to related parties

		March, 31, 2024	March 31, 2025
Name	Nature	HKD	HKD

Claire Luk	Due to directors	$1,269,266	$-

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

On September 26, 2024, the Company conducted a follow-on offering, in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company conducted a second follow-on offering, in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

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

On May 10, 2024, the Company issued 1,539,281 Ordinary Shares under Roma Green Finance Limited 2024 Equity Incentive Plan.

On September 26, 2024, the Company conducted a follow-on offering, in which it sold 3,600,000 of its Ordinary Shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

On June 5, 2025, the Company conducted a second follow-on offering, in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

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

As of the date of this Annual Report, our authorized share capital is US$500,000 divided into 500,000,000 shares, par value of US$0.001 each. As of the date of this Annual Report, 59,564,571 Ordinary Shares are issued and outstanding.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended March 31, 2025.

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our IPO, PFPO and SFPO) and the expected market price of our Ordinary Shares following our IPO, PFPO and SFPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the Hong Kong dollar and our overseas sales and procurement were denominated in United States dollars during the fiscal years ended March 31, 2023, 2024 and 2025. To the extent that our sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We also lack a comprehensive U.S. GAAP accounting policies and procedures manual.

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025 due to a material weakness identified in our internal control over financial reporting as described above.

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

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended March 31, 2025, 2024 and 2023:

	Fiscal Years ended March 31,
	2025	2024	2023
	HKD	HKD	HKD

Audit Fees	$858,000	$858,000	$726,488
Audit Related Fees	-	78,000	117,000
Tax Fees	-	-	-
All Other Fees	39,000	-	-
Total	897,000	936,000	843,488

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 8, 2024, J&S Associate PLT replaced KCCW Accounting Corp as our independent registered public accounting firm. We previously disclosed this change in our certifying accountant in a current report on Form 6-K filed with the U.S. Securities and Exchange Commission on March 14, 2024.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2025.

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

J&S ASSOCIATE PLT
(formerly known as J & S Associate)
202206000037 (LLP0033395-LCA) & AF002380
(Registered with PCAOB and MIA)	Tel: +603-4813 9469
B-11-14, Megan Avenue II	Email : info@jns-associate.com
12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia	Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Director and Stockholder of

Roma Green Finance Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Roma Green Finance Limited and its subsidiaries (the ‘Company’) as of March 31, 2025 and 2024 and the related consolidated statement of operations and comprehensive income, stockholders’ equity, and cash flows for the year ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years ended March 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

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

July 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

Roma Green Finance Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Roma Green Finance Limited and subsidiaries (collectively referred to as the “Company”) as of March 31, 2023, the related consolidated statements of operations and comprehensive loss, changes in shareholder’s deficit and cash flows for the year ended March 31, 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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
Diamond Bar, California
August 23, 2023

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2025	2025
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$43,112,523	$20,890,350	$2,678,249
Accounts receivable, net	1,510,284	1,863,838	238,953
Deferred offering costs	-	281,726	36,119
Promissory notes receivables, net	-	18,637,643	2,389,442
Current portion of long-term prepayments	14,990,889	8,087,313	1,036,835
Deposits and other receivables	-	167,506	21,475
Total current assets	59,613,696	49,928,376	6,401,073

Non-current assets:
Property and equipment, net	46,521	29,857	3,828
Long-term prepayments, net of current portion	3,895,247	801,000	102,692
Total non-current assets	3,941,768	830,857	106,520

TOTAL ASSETS	$63,555,464	$50,759,233	$6,507,593

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$205,767	$205,767	$26,380
Accrued liabilities and other payable	3,512,964	1,044,062	133,854
Contract liabilities	480,921	776,061	99,495
Due to a director	1,269,266	-	-
Total current liabilities	5,468,918	2,025,890	259,729

TOTAL LIABILITIES	5,468,918	2,025,890	259,729

Commitments and contingencies	-	-	-

Shareholders’ equity:
Ordinary share, par value US$0.001, 500,000,000 shares authorized, 10,425,290 and 15,564,571 ordinary shares issued and outstanding as of March 31, 2024 and 2025	81,317	121,404	15,565
Additional paid-in capital	65,664,351	84,060,340	10,776,967
Accumulated other comprehensive income (loss)	4,493	(11,687)	(1,498)
Accumulated deficit	(7,663,615)	(35,436,714)	(4,543,170)
Total shareholders’ equity	58,086,546	48,733,343	6,247,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$63,555,464	$50,759,233	$6,507,593

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Revenues, net	$13,635,605	$9,903,795	$12,202,026	$1,564,362

Cost of revenue	(7,859,107)	(6,781,686)	(7,688,379)	(985,690)

Gross profit	5,776,498	3,122,109	4,513,647	578,672

Operating cost and expenses:
Sale and marketing	689,525	2,150,079	17,812,475	2,283,651
General and administrative	6,441,559	7,062,709	15,245,266	1,954,521
Total operating cost and expenses	7,131,084	9,212,788	33,057,741	4,238,172

Loss from operations	(1,354,586)	(6,090,679)	(28,544,094)	(3,659,500)

Other income (expense):
Interest income	361	179,516	136,059	17,443
Interest income on promissory notes	-	-	1,338,139	171,556
Government grants received	371,000	-	-	-
Refund of government grants	-	-	(750,000)	(96,154)
Foreign exchange (loss) gain, net	(27,599)	61,407	7,878	1,010
Other income	1,529	9,500	40,091	5,140
Total other incomes, net	345,291	250,423	772,167	98,995

Loss before income taxes	(1,009,295)	(5,840,256)	(27,771,927)	(3,560,505)

Income tax expense	(2,509)	-	(1,172)	(150)

NET LOSS	$(1,011,804)	$(5,840,256)	$(27,773,099)	$(3,560,655)

Other comprehensive income (loss):
Foreign currency translation adjustment	6,013	(1,440)	(16,180)	(2,074)

COMPREHENSIVE LOSS	$(1,005,791)	$(5,841,696)	$(27,789,279)	$(3,562,729)

Loss per share :-
- Basic	$(0.15)	$(0.72)	$(2.04)	$(0.26)
- Diluted	$(0.15)	$(0.72)	$(2.04)	$(0.26)

Weighted average number of ordinary shares
Basic and diluted*	6,598,926	8,138,580	13,634,620	13,634,620

*	The share amounts are presented on a retroactive basis (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

	Ordinary Shares		Additional	Accumulated other	Retained earnings	Total shareholders’
	No. of shares	Amount	paid-in capital	comprehensive income (loss)	(accumulated deficit)	(deficit) equity
		HKD	HKD	HKD	HKD	HKD

Balance as of April 1, 2022	6,562,500	$51,187	$-	$(80)	$(811,555)	$(760,448)

Issuance of ordinary shares to shareholder	38,622	301	605,299	-	-	605,600
Issuance of ordinary shares to settle shareholder’s debt	45,000	351	701,649	-	-	702,000
Foreign currency translation adjustment	-	-	-	6,013	-	6,013
Net loss for the year	-	-	-	-	(1,011,804)	(1,011,804)

Balance as of March 31, 2023	6,646,122	$51,839	$1,306,948	$5,933	$(1,823,359)	$(458,639)

Issuance of new ordinary shares	1,329,225	10,368	-	-	-	10,368
Proceeds from Initial Public Offerings	2,449,943	19,110	76,419,112	-	-	76,438,222
Payments of offering expenses	-	-	(12,061,709)	-	-	(12,061,709)
Foreign currency translation adjustment	-	-	-	(1,440)	-	(1,440)
Net loss for the year	-	-	-	-	(5,840,256)	(5,840,256)

Balance as of March 31, 2024	10,425,290	$81,317	$65,664,351	$4,493	$(7,663,615)	$58,086,546

Proceeds from public offering, net of expenses	3,600,000	28,081	9,320,999	-	-	9,349,080
Shares issued for services rendered	1,539,281	12,006	9,074,990	-	-	9,086,996
Foreign currency translation adjustment	-	-	-	(16,180)	-	(16,180)
Net loss for the year	-	-	-	-	(27,773,099)	(27,773,099)

Balance as of March 31, 2025 (HKD)	15,564,571	$121,404	$84,060,340	$(11,687)	$(35,436,714)	$48,733,343

Balance as of March 31, 2025 (USD)	15,564,571	$15,565	$10,776,967	$(1,498)	$(4,543,170)	$6,247,864

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(1,011,804)	$(5,840,256)	$(27,773,099)	$(3,560,655)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Allowance for expected credit losses	558,069	225,554	148,835	19,081
Depreciation of property and equipment	31,055	30,285	16,664	2,136
Shares based compensation for services	-	-	9,086,996	1,165,000

Change in operating assets and liabilities:
Accounts receivable	302,688	928,910	(455,266)	(58,367)
Long-term prepayments	(36,085)	(18,198,185)	9,997,823	1,281,772
Deposits and other receivables	-	-	(167,506)	(21,475)
Accounts payable	(1,059,278)	(74,000)	-	-
Due to related parties	1,705,845	(560,297)	(1,269,266)	(162,726)
Accrued liabilities and other payable	268,394	(701,134)	(2,468,902)	(316,526)
Contract liabilities	(212,273)	(863,421)	295,140	37,838

Net cash provided by (used in) operating activities	546,611	(25,052,544)	(12,588,581)	(1,613,922)

Cash flows from investing activities:
Issuance of promissory notes, net	-	-	(18,684,766)	(2,395,483)
Purchase of property and equipment	(6,500)	(6,125)	-	-

Net cash used in investing activities	(6,500)	(6,125)	(18,684,766)	(2,395,483)

Cash flows from financing activities:
Proceeds from issuance of new shares	605,600	10,368	-	-
Proceeds from Initial Public Offering	-	76,438,222	-	-
Proceeds from public offering	-	-	9,349,080	1,198,600
Payments on deferred offering cost	(1,510,100)	(10,075,430)	(281,726)	(36,119)
Proceeds from related party loan	468,000	1,269,266	-	-

Net cash (used in) provided by financing activities	(436,500)	67,642,426	9,067,354	1,162,481

Effect of foreign exchange rate changes	6,013	(1,440)	(16,180)	(2,074)

Net change in cash and cash equivalent	109,624	42,582,317	(22,222,173)	(2,848,998)

BEGINNING OF YEAR	420,582	530,206	43,112,523	5,527,247

END OF YEAR	$530,206	$43,112,523	$20,890,350	$2,678,249

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$2,509	$-	$1,544	$198
Cash paid for interest	$-	$-	$-	$-

SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES:
Unpaid deferred offering costs	$476,179	$-	$-	$-
Shares issuance to settle shareholder’s debt	$234,000	$-	$-	$-

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

Description of subsidiaries incorporated and controlled by the Company:

Name	Background		Effective ownership

Lucky Time Ventures Limited (“LTV”)	●	British Virgin Islands company	100% owned by ROMA
	●	Incorporated on February 8, 2022
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Roma Risk Advisory Limited (“RRA”)	●	Hong Kong company	100% owned by LTV
	●	Incorporated on August 2, 2018
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd. (“Roma (S)”)	●	Singaporean company	100% owned by RRA
	●	Incorporated on January 3, 2022
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization.

Prior to a group reorganization, LTV was the holding company of a group of companies comprised of RRA and Roma (S). LTV was held as to 100% by Mr. Cheng King Yip (“Mr. Cheng”). Upon completion of the reorganization, Mr. Cheng, former owner ultimately owned 6,562,500 ordinary shares of the Company and LTV, RRA and Roma (S) have become indirectly owned subsidiaries of ROMA.

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

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

The registration statement for the Company’s Initial Public Offering (the “Offering”) was declared effective by the SEC on December 29, 2023. On January 11, 2024, the Company consummated the Offering of 2,449,943 ordinary shares at a price to the public of US$4.00 per share. The aggregate gross proceeds from the Offering amounted to USD9,799,772, prior to deducting underwriting discounts, commissions and offering-related expenses. Additionally, in connection with the Offering, a selling shareholder sold 625,517 ordinary shares at US$4.00 per share, for total gross proceeds of USD2,502,068, before deducting underwriting discounts, commissions and other related expenses. The Company will not receive any of the proceeds from the sale by the selling shareholder.

On April 19, 2024, the board of directors of the Company adopted the Roma Green Finance Limited 2024 Equity Incentive Plan (“Plan”). The maximum number of Ordinary Shares that are available for issuance under the Plan is 2,000,000 Ordinary Shares. The Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance awards, other stock-based awards or dividend equivalents (each, an award).

On May 9, 2024, the Company issued a total of 1,539,281 ordinary shares under the Plan, at the average market prices ranging from US$0.716 to US$0.778, to four consultants to settle marketing advisories services fee of USD1,165,000 rendered.

The Company conducted a best efforts self-underwritten follow-on public offering (the “PFPO”), in which it sold 3,600,000 ordinary shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company. The PFPO was closed on September 26, 2024.

On June 5, 2025, the Company consummated its self-directed follow-on public offering (the “FPO”). The FPO was conducted on a best efforts basis. The Company sold 11,000,000 ordinary shares at an offering price of US$0.60, attached with 33,000,000 common warrants convertible to ordinary shares at an exercise price of US$0.01 per share. The warrants were fully exercised concurrently, generating total gross proceeds of US$6,930,000 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

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

● Use of Estimates and Assumptions

In presenting the consolidated financial statements in accordance with U.S. GAAP, management makes estimates and assumptions that affect the amounts reported and related disclosures. Estimates, by their nature, are based on judgment and available information. Accordingly, actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on past experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, revenue recognition, lease liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit losses for accounts receivable and promissory notes receivables, estimates of impairment of long-lived assets, and valuation of deferred tax assets.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

Translation of amounts from SGD into HKD has been made at the following exchange rates for the followings:

	Years ended March 31,
	2023	2024	2025
	(SGD to HKD)	(SGD to HKD)	(SGD to HKD)

Year-end exchange rate	5.9026	5.7990	5.7890
Annual average exchange rate	5.7090	5.8186	5.8237

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

● Convenience Translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from HKD into USD (or US$) as of and for the year ended March 31, 2024 and 2025 are solely for the convenience of the reader and were calculated at the rate of HKD1.00 to US$0.1282. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

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

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

● Allowance for Credit Losses on Financial Instruments

In accordance with ASC Topic 326 Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. The allowance for expected credit losses amounted to approximately HK$0.6 million, HK$0.2 million and HK$0.1 million for the years ended March 31, 2023, 2024 and 2025 respectively.

● Promissory Note Receivables

Promissory note receivables are stated at carrying value and receivable in the next twelve months. Interest income is recognized at a fixed interest rate over the prevailing periods on the consolidated statements of operations and comprehensive income (loss).

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

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended March 31, 2023, 2024 and 2025.

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

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

The majority of the Company’s revenue is derived from contracts with customers in the rendering of ESG and sustainability related advisory service, and as such, the revenue recognized depicts the transfer of promised services to its customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. Transaction price is contained within the contract for each distinct and separately identifiable performance obligation, and is typically fixed-priced with duration of the service period usually being less than one year.

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

Principal vs Agent Considerations

When another party is involved in providing ESG services to the customer, the Company applies the principal versus agent guidance in ASC 606 to determine whether it acts as the principal or an agent in the transaction. This evaluation assesses that the Company controls the ESG services by establishing the transaction price, managing all aspects of service delivery including data collection, analysis, and reporting, and assuming responsibility for the quality and accuracy of the ESG solutions provided. Based on the Company’s evaluation of the control model, it is determined that all the Company’s major business act as the principal rather than the agent within their revenue arrangements, and such revenues are reported on a gross basis.

● Cost of Revenue

Cost of revenue comprised of staff costs that are directly attributable to the rendering of the ESG and sustainability related advisory service, third party consulting services expenses and compensation expenses for the Company’s professionals.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the years ended March 31, 2023, 2024 and 2025, the Company received government subsidies of HKD371,000, HKD0 and HKD0, which are recognized as government grant in the consolidated statements of operations and comprehensive income (loss). For the year ended March 31, 2025, the Company refunded government subsidies received during the year ended March 31, 2022 of HKD750,000, which are recognized as refund of government grant in the consolidated statements of operations and comprehensive income (loss).

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

● Deferred Offering Costs

Deferred offering costs, which consist of legal and other expenses incurred through the balance sheet date that are directly related to the proposed public offering, are capitalized, and will be charged against the gross proceeds of the offering and recorded as reduction of shareholders’ equity upon the completion of the proposed offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to the statements of operations and comprehensive income (loss).

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

For the years ended March 31, 2023, 2024 and 2025, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdictions. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Share-Based Compensation

The Company accounts for share-based compensation in accordance with the fair value recognition provision of ASC Topic 718, “Stock Compensation”. The Company grants share awards, including common stocks and restricted share units, to eligible participants. Share-based compensation expense for share awards is measured at service commencement date based on the estimate of fair value of the share compensation at grant date. The estimate of the fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the estimate of closing fair market value of the common stocks on the date of grant. Share-based compensation expense is recognized over the awards requisite service period.

● Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. During the years ended March 31, 2023, 2024 and 2025, there were no dilutive shares.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to cost of revenue expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended March 31, 2023, 2024 and 2025, HKD284,883, HKD264,520 and HKD296,950 (USD38,070) contributions were made accordingly.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

● Segment Reporting

Accounting Standards Codification (“ASC”) 280, Segment Reporting establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”), Mr. Luk Huen Ling Claire (a chief executive officer of the Company), for making decisions, allocating resources and assessing performance, as the following reportable segments.

Based on the management’s assessment, for the years ended March 31, 2023, 2024 and 2025, the Company has one reporting business segment in Hong Kong and Singapore as defined by ASC 280.

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

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

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

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately USD102,564), effective from October 1, 2024, if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024 and 2025, cash balance of HKD43,112,523 and HKD20,890,350 (USD2,678,249) was maintained at financial institutions in Hong Kong, of which HKD42,064,386 and HKD20,007,853 (USD2,565,109) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, deposits and other receivable, promissory notes receivables, accounts payable, accrued liabilities and other payables and due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

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

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

In March 2025, the FASB issued ASU No. 2025-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2025-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2025-09 is effective for annual periods beginning after March 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company adopted ASU 2025-09 on its consolidated financial statements for the fiscal year ended March 31, 2025.

In November 2025, the FASB issued ASU No. 2025-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2025-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2025-07 are required for all public entities, including those with a single reportable segment. ASU 2025-07 is effective for annual periods beginning after March 15, 2024, on a retrospective basis, and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2025-07 on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

NOTE – 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by geographical location, based on management’s assessment of available data:

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Hong Kong	$12,754,130	$8,498,595	$10,389,704	$1,332,013
Singapore	881,475	1,405,200	1,812,322	232,349

Total:	$13,635,605	$9,903,795	$12,202,026	$1,564,362

NOTE – 4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	USD

Accounts receivable – third parties	$2,591,154	$2,546,327	$326,452
Less: allowance for expected credit losses	(1,080,870)	(682,489)	(87,499)

Accounts receivable, net	$1,510,284	$1,863,838	$238,953

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

The following table presents the activities in the allowance for expected credit losses:

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Balance at April 1,	$297,107	$855,652	$1,080,870	$138,573

Written-off	-	-	(499,756)	(64,071)
Allowance for expected credit losses	558,069	225,347	101,712	13,040
Exchange translation difference	476	(129)	(338)	(43)

Balance at March 31,	$855,652	$1,080,870	$682,489	$87,499

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

Allowance for expected credit losses were recognized HKD558,069, HKD225,347 and HKD101,712 (USD13,040) during the years ended March 31, 2023, 2024 and 2025, respectively. The Company has written off accounts receivable of HKD0, HKD0 and HKD499,756 (USD64,071) during the years ended March 31, 2023, 2024 and 2025.

NOTE – 5 PROMISSORY NOTES RECEIVABLES

During the year ended March 31, 2025, the Company entered into several promissory notes totaling HKD40.0 million, bearing annual interest rates from 5.25% to 6.50%. Two promissory notes totaling HKD11.7 million had been settled in full during the year ended March 31, 2025. Six promissory notes totaling HKD10.1 million had been fully repaid via offsetting against the expenses payable to and charges by the borrower.

As of March 31, 2025, the promissory notes totaled HKD18.6 million (USD2.4 million), bearing interest at annual rates from 5.25% to 6.00%. Included therein, are three promissory notes of HKD12.6 million for which, pursuant to Promissory Note Extension Agreements dated September 26, 2024, the maturity periods were extended from September 30, 2024 to September 30, 2025, and the interest rates were revised from 6.50% to 5.25% per annum.

For the years ended March 31, 2023, 2024 and 2025, the interest income derived from promissory note receivables amounted to HKD0, HKD0 and approximately HKD1.3 million (USD0.2 million).

The following table presents the activities in the allowance for expected credit losses for promissory notes receivables:

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Balance at April 1,	$-	$-	$-	$-

Allowance for expected credit losses	-	-	47,123	6,041
Exchange translation difference	-	-	-	-

Balance at March 31,	$-	$-	$47,123	$6,041

Allowance for expected credit losses for promissory notes receivables were recognized HKD0, HKD0 and HKD47,123 (USD6,041) during the years ended March 31, 2023, 2024 and 2025, respectively.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

NOTE – 6 LONG-TERM PREPAYMENTS

	As of March 31,
	2024	2025	2025
	HKD	HKD	USD

Prepayments for operating purpose	$3,784,889	$1,714,066	$219,752
Prepayments for marketing expenses	15,101,247	7,174,247	919,775
	18,886,136	8,888,313	1,139,527
Representing:
Current portion of long-term prepayments	14,990,889	8,087,313	1,036,835
Non-current portion of long-term prepayments	3,895,247	801,000	102,692
	$18,886,136	$8,888,313	$1,139,527

The long-term prepayments represented the services charges paid by the Company in advance, with their service periods of 12 to 24 months. The current portion of long-term prepayments represent the prepaid expenses that will be utilized within 12 months after March 31, 2025.

NOTE – 7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of March 31,
	2024	2025	2025
	HKD	HKD	USD

Office equipment, at cost	$162,327	$162,327	$20,811
Less: accumulated depreciation	(115,806)	(132,470)	(16,983)

Property and equipment, net	$46,521	$29,857	$3,828

Depreciation expense for the years ended March 31, 2023, 2024 and 2025 were HKD31,055, HKD30,285 and HKD16,664 (USD2,136), respectively.

NOTE – 8 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of March 31,
	2024	2025	2025
	HKD	HKD	USD

Accrued audit fees	$858,000	$646,000	$82,821
Accrued professional service fees	1,869,230	208,121	26,682
Other accrued operating expenses	346,219	189,941	24,351
Other payable	439,515	-	-

Total:	$3,512,964	$1,044,062	$133,854

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

NOTE – 9 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the years ended March 31, 2023, 2024 and 2025:

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(1,011,804)	$(5,840,256)	$(27,773,099)	$(3,560,655)

Weighted average ordinary shares outstanding – Basic and diluted	6,598,926	8,138,580	13,634,620	13,634,620

Net loss per share – Basic and diluted	$(0.15)	$(0.72)	$(2.04)	$(0.26)

During the years ended March 31, 2023, 2024 and 2025, there were no dilutive shares.

NOTE – 10 SHAREHOLDERS’ EQUITY

Authorized Stocks

The Company was established under the laws of Cayman Islands on April 11, 2022, with authorized to issue one class of ordinary share. On April 11, 2022, the total number of ordinary shares which the Company is authorized to issue 50,000,000 shares of capital stock, consisting of 6,562,500 shares of ordinary share issued and outstanding, at USD0.001 par value. The authorized share capital was increased to 500,000,000 ordinary shares on September 2, 2022.

Ordinary Share

On October 24, 2022, the Company issued 38,622 ordinary shares to Next Master Investments Limited (“Next Master”) at the price of USD2.00 per share, for a cash consideration of USD77,244. Concurrently, the Company issued the additional 45,000 ordinary shares to Next Master to settle its debt in an amount of USD90,000, at the price of USD2.00 per share.

On July 26, 2023, the Company issued 1,202,981 ordinary shares to Top Elect Group Limited at the price of USD1,203, which was settled as of March 27, 2024, and issued 61,038 and 65,206 ordinary shares for cash consideration of USD65 and USD61 to Next Master and Trade Expert Holdings Limited, respectively.

On January 11, 2024, the Company consummated the Initial Public Offering of 2,449,943 ordinary shares at a fixed price of USD4.00 per share. The net proceeds from the Offering amounted to HKD67,708,633 (equal to USD8,680,594), after deducting underwriting discounts, commissions and offering-related expenses.

On May 9, 2024, the Company issued a total of 1,539,281 ordinary shares under the Plan, at the average market prices ranging from US$0.716 to US$0.778 per share, to four consultants to settle marketing advisories services fee rendered of US$1,165,000.

On October 11, 2024, the Company issued 3,600,000 ordinary shares at USD0.351 per share, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

As of March 31, 2025 and 2024, the Company had a total of 15,564,571 and 10,425,290 shares of ordinary shares issued and outstanding, respectively.

Share Award Scheme

On April 19, 2024, the Company adopted the 2024 Equity Incentive Plan (the “Plan”). The maximum number of Ordinary Shares that are available for issuance under the Plan is 2,000,000 ordinary shares. Options shall expire after a maximum period not exceeding 10 years from the Date of Grant. On May 9, 2024, 1,539,281 ordinary shares were issued under the Plan. The Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance awards, other stock-based awards or dividend equivalents (each, an award).

As of March 31, 2025, 460,719 ordinary shares are not yet issued under the Plan.

NOTE – 11 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Current tax	$2,509	$-	$1,172	$150
Deferred tax	-	-	-	-

Income tax expense	$2,509	$-	$1,172	$150

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company’s subsidiaries operate in different countries that are subject to taxes in the governing jurisdictions in which they operate, as follows:

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

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

The reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the years ended March 31, 2023, 2024 and 2025 are as follows:

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Loss before income taxes	$(1,039,994)	$(3,726,580)	$(15,899,998)	$(2,038,461)
Statutory income tax rate	16.5%	16.5%	16.5%	16.5%
Income tax expense at statutory rate	(171,599)	(614,886)	(2,623,500)	(336,346)
Items not subject to taxes	(60,838)	(10,398)	(23,519)	(3,015)
Items not deductible from tax	-	33,264	9,265	1,188
Property and equipment	4,052	4,997	2,750	353
Valuation allowance	228,385	587,023	2,635,004	337,820
Under-provision from prior years	2,509	-	-	-

Income tax expense	$2,509	$-	$-	$-

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore., the reconciliation of income tax rate to the effective income tax rate based on loss before income taxes for the years ended March 31, 2023, 2024 and 2025.

	Years ended March 31,
	2023	2024	2025	2025
	HKD	HKD	HKD	USD

Profit (loss) before income taxes	$30,617	$26,510	$(1,248,850)	$(160,109)
Statutory income tax rate	17%	17%	17%	17%
Income tax expense at statutory rate	5,205	4,507	(212,305)	(27,219)
Items not subject to taxes	(5,205)	(4,507)	-	-
Valuation allowance	-	-	212,305	27,219
Under-provision from prior years	-	-	1,172	150

Income tax expense	$-	$-	$1,172	$150

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2024 and 2025:

	As of March 31,
	2024	2025	2025
	HKD	HKD	USD
Deferred tax assets:
Net operating loss carry forwards in Hong Kong	$1,163,749	$3,798,573	$486,997
Net operating loss carry forwards in Singapore	-	212,305	27,219
Less: valuation allowance	(1,163,749)	(4,010,878)	(514,216)

	$-	$-	$-

As of March 31, 2024 and 2025, the Company’s operations incurred HKD7,053,024 and HKD24,270,506 (USD3,111,603) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong and Singapore tax regime. The valuation allowance is reviewed annually.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2023, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2025.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

NOTE – 12 RELATED PARTY BALANCES AND TRANSACTIONS

The related parties of the Company with whom transactions are reported in these consolidated financial statements are as follows:

Name of Individual	Relationship with the Company
Claire Luk	Director of the Company

		As of March 31,
Name of related party	Nature of balance	2024	2025	2025
		HKD	HKD	USD

Claire Luk	Due to director	$1,269,266	$-	$-

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE – 13 CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a)	Major customers

For the years ended March 31, 2023, 2024 and 2025, the customers who accounted for 10% or more of the Company’s revenue are as below:

	Years ended March 31,
	2023	2024	2025

Customer A	-	13.1%	-
Customer B	-	-	25.6%
Customer C	-	-	20.3%

Most of the customers are located in Hong Kong and Singapore.

(a)	Major vendors

For the years ended March 31, 2023, 2024 and 2025, there was no individual vendor who accounted for 10% or more of the Company’s direct cost.

Most of the vendors are located in Hong Kong.

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately US102,564), effective from October 1, 2024, if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024 and 2025, cash balance of HKD43,112,523 and HKD20,890,350 (USD2,678,249) was maintained at financial institutions in Hong Kong, of which HKD42,064,386 and HKD20,007,853 (USD2,565,109) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit losses based on the estimated realizable value. The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

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

As of March 31, 2024 and 2025, there was no single customer whose account receivable balance exceeding 10% or more of the total consolidated amounts.

(c)	Interest rate risk

As of March 31, 2025, the promissory notes totaled HKD18.6 million (USD2.4 million), bearing interest at fixed annual rates from 5.25% to 6.00%. The Company’s income and operating cash flows are substantially independent of changes in market interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Hong Kong and Singapore. Accordingly, the political, economic, and legal environments in Hong Kong and Singapore, as well as the general state of Hong Kong and Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of HKD converted to USD on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice. However, due to the pegging of HKD to USD, this fluctuation is not expected to be significant.

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

NOTE – 14 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2024 and 2025, the Company has no material commitments or contingencies.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2023, 2024 AND 2025

NOTE – 15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2025, up through the date the Company issued the audited consolidated financial statements.

On June 5, 2025, the Company closed its self-directed the FPO on a best efforts basis. The Company sold 11,000,000 ordinary shares at an offering price of US$0.60 and 33,000,000 common warrants to purchase up to 33,000,000 Ordinary Shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately $86,061 payable by the Company.

In June 2025, the Company entered into a promissory note in the amount of US$1.5 million with an independent party. This note is carried with an annual interest rate of 5.0% and is expected to become receivable by 31 March 2026.

In July 2025, the Company entered into two promissory notes with an independent third party. One note is amounted to US$0.8 million with an annual interest rate of 5.0% and is due by December 31, 2025. Another note is amounted to US$1.2 million with an annual interest rate of 5.0% and is expected to become receivable by August 31, 2025.

On July 2, 2025, the Company entered into a sales and purchase agreement with an independent third party, pursuant to which the Company agreed to acquire 100% of the issued share capital of Capital Summit Enterprise Limited (“Capital Summit”) at the consideration of US$1,700,000 which has been fully settled to date. The completion of the acquisition is contingent upon the delivery to the independent third party of a certified board resolution approving the Agreement and affirming the Company’s fulfillment of its obligations thereunder, as well as the transfer of the shares. As of the date of the report, the acquisition is not yet completed and expected to be finalized in August 2025. Capital Summit is principally engaged in the provision of advisory and consultancy services.

Except for the matters mentioned above and those disclosed elsewhere in the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
3.1	Form of Amended and Restated Memorandum of Association of the Registrant dated September 2, 2022 **
3.2	Amended and Restated Articles of Association of the Registrant dated September 2, 2022 **
10.1	Audit Committee Charter**
10.2	Nomination Committee Charter**
10.3	Compensation Committee Charter**
10.4	Form of Directors Agreement**
12.1	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
14	Code of Ethics of the Registrant**
21.1	Form of List of Subsidiaries of the Registrant**
23.1	Consent of KCCW
99.1	Compensation Recovery Plan**

** Previously field on Form F-1 as filed with the Securities and Exchange Commission on December 14, 2023

87

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2025
/s/ Luk Huen Ling Claire
Luk Huen Ling Claire
Chairlady, Executive Director and Chief Executive Officer

Date: July 31, 2025
/s/ Lam Hing Fat
Lam Hing Fat
Chief Financial Officer

Date: July 31, 2025
/s/ Cheng Yu-Pei
Cheng Yu-Pei
Independent Non-Executive Director

Date: July 31, 2025
/s/ Wong Kai Hing
Wong Kai Hing
Independent Non-Executive Director

88