Form 20-F
period 2026-03-31
Roma Green Finance Ltd
filed 2026-07-31
CIK 1945240

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended March 31, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-41883

ROMA GREEN FINANCE LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F

Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, Chief Executive Officer and Chairlady of the Board of Directors

Telephone: +852 2529 6878

Email: claireluk@roma-international.com

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value US$0.001	ROMA	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

53,493,467 Class A Ordinary Shares, $0.001 par value and 6,071,104 Class B Ordinary Shares, $0.001 par value were outstanding as at March 31, 2026.

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

Financial Information in U.S. Dollars

Our reporting currency is the Hong Kong dollar. This Annual Report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Hong Kong dollars into U.S. dollars were made as of March 31, 2026 at HK$1.00 to USD0.1282. We make no representation that the Hong Kong dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate or at all.

References to “dollars,” “U.S. Dollars”, “USD” or “US$” are to United States Dollars” and “HKD” or “HK$” means Hong Kong dollars, the lawful currency of Hong Kong.

REFERENCES

In this Annual Report, “China” refers to all parts of the People’s Republic of China, including the Special Administrative Region of Hong Kong. The terms “we,” “our,” “us”, “Group”, “ROMA” and the “Company” refer to Roma Green Finance Limited and, where the context so requires or suggests, our direct and indirect subsidiaries. Our direct and indirect subsidiaries   are: (i) Lucky Time Ventures Limited (“Lucky Time”), incorporated in the British Virgin Islands; (ii) Roma Risk Advisory Limited (“RRA”), incorporated in Hong Kong and one of our Operating Subsidiaries; (iii) Roma Advisory Pte. Ltd. (“Roma (S)”), incorporated in Singapore and one of our Operating Subsidiaries; and (iv) Capital Summit Enterprises Limited (“Capital Summit”), incorporated in the British Virgin Islands. Lucky Time is a holding company and does not conduct any business operations. RRA, Roma (S) and Capital Summit are our Operating Subsidiaries and conduct business operations in Hong Kong and Singapore.

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

On September 1, 2025, the Company has entered into an agreement for the sale and purchase of shares in Capital Summit Enterprises Limited, a company incorporated under the laws of the British Virgin Islands, and Capital Summit’s then sole shareholder, CHAU Lok Yi, pursuant to which the Company acquired 100% of the equity interest in Capital Summit, for consideration consisting of a cash payment in the amount of US$1,700,000. Capital Summit is principally engaged in the provision of advisory and consultancy services.

On December 17, 2025, the Company held an extraordinary general meeting of shareholders. At the meeting, the shareholders approved, by way of special resolution, proposals relating to the redesignation and reclassification of the Company’s share capital. In addition, a second amended and restated memorandum and articles of association were adopted in substitution for and to the exclusion of the Company’s then-effective amended and restated memorandum of association and articles of association, and reflect, among other matters, the implementation of a multi-class share structure and the rights and privileges of the Company’s Class A Ordinary Shares and Class B Ordinary Shares. Following the adoption of the second amended and restated memorandum and articles of association, the authorized share capital remains US$500,000 but now comprises 400,000,000 Class A Ordinary Shares (1 vote per share), 50,000,000 Class B Ordinary Shares (25 votes per share), and 50,000,000 undesignated shares. In connection with this approval, the 59,564,571 previously issued ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares (the “Class A Ordinary Shares”) and 6,071,104 Class B Ordinary Shares (the “Class B Ordinary Shares”, and collectively with the Class A Ordinary Shares, the “Ordinary Shares”). All Class B Ordinary Shares are held by Top Elect Group Limited, resulting in Top Elect Group Limited holding a significant concentration of voting power among holders of the Class B Ordinary Shares.

On December 23, 2025, the Company voluntarily furnished a report on Form 6-K to announce its unaudited financial results for the six months ended September 30, 2025.

On January 31, 2026, Ms. Cheng Yu-Pei resigned as an independent non-executive director of the Company.

On February 1, 2026, the Company has appointed Ms. Lai Shan Shan as an independent non-executive director of the Company. Following such appointment, the Board consisted of Luk Huen Ling Claire, Wong Kai Hing and Lai Shan Shan.

On March 30, 2026, the board of directors of the Company authorized a share repurchase program, under which the Company is authorized to repurchase up to US$100.0 million of its outstanding Class A Ordinary Shares. The share repurchase program will remain in effect until December 31, 2028, unless earlier modified, suspended, or terminated by the board of directors.

On April 15, 2026, the Company held its 2026 Extraordinary General Meeting, where shareholders approved a share consolidation proposal by way of ordinary resolution. Pursuant to such proposal, each of the issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and undesignated shares of the Company shall be consolidated (effectively a revere share split) at a ratio ranging from not less than 1-for-2 to not more than 1-for-250, with the exact ratio to be determined by the Board in its sole discretion and the effective date to be set no later than October 12, 2026. The share consolidation proposal also authorizes the board of directors to determine whether to implement the share consolidation and to take all necessary and appropriate ancillary matters in connection therewith, including settling fractional share entitlements by way of capitalization of reserves or distribution of sale proceeds.

On June 12, 2026, the Company announced the establishment of a dedicated investment vertical focused on Artificial Intelligence and High-Performance Computing (AI/HPC) infrastructure. The vertical extends the Company’s sustainable-finance and ESG advisory mandate into low-carbon, energy-efficient digital infrastructure, targeting distributed, sub-50 MW compute assets paired with on-site behind-the-meter (BTM) power generation in low-cost energy jurisdictions.

On June 15, 2026, the Company entered into an At the Market Offering Agreement with H.C. Wainwright & Co., LLC as the sole and exclusive sales agent, pursuant to which the Company may offer and sell, from time to time, its Class A ordinary shares, through or to the sales agent in an “at the market offering” for an aggregate offering price of up to US$200,000,000.

On June 15, 2026, the Company entered into a non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. for a total consideration of US$15 million, subject to due diligence, negotiation of definitive agreements and customary approvals. The proposed investment would be the first under the Company’s newly established AI/HPC infrastructure investment vertical and represents the Company’s first direct equity position in a BTM compute infrastructure platform.

On June 18, 2026, in connection with the previously disclosed non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc.(“BlueFlare”), the Company expects to be granted a non-exclusive right of first offer (the “Right of First Offer”) to provide project-level funding for behind-the-meter (“BTM”) data center sites developed under BlueFlare’s distributed Alberta program. The Right of First Offer is expected to be granted under a contemplated master letter of intent between BlueFlare and Bloc3 Energy LLC, in partnership with ZAJA LLC, and is intended to give ROMA the first opportunity to offer site-level financing for each BTM data centre advanced under the program — a distributed portfolio of facilities ranging from approximately 1 MW to 10 MW each, targeting up to 500 MW of aggregate capacity over a multi-year period.

On June 23, 2026, the Company entered into a non-binding letter of intent to acquire a 5% equity interest in NXTGrid Compute Power Inc. (“NXTGrid”) for total consideration of US$15 million subject to due diligence, negotiation of definitive agreements and customary approvals. NXTGrid is a developer of powered land for artificial intelligence, high-performance computing, and other high-density compute workloads, securing and owning sites with committed power ahead of demand. NXTGrid expects to own and energize sites in Bathurst, Birtle, and Medicine Hat, representing approximately 65 MW of first-phase capacity targeted to be powered before the end of 2026. The proposed investment would be the Company’s second cornerstone position in artificial intelligence and high-performance computing (“AI/HPC”) infrastructure, following the Company’s previously announced US$15 million cornerstone investment in the BlueFlare group.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Class A Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business and Industry

Our revenues, operating income and cash flows are likely to fluctuate.

We experienced fluctuations in our revenues and cost structure and the resulting operating income and cash flows during the three fiscal years ended March 31, 2026, 2025 and 2024. We may experience fluctuations in our financial results for reasons that may include: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under U.S. GAAP; (iii) increase in labor costs; (iv) the geographic locations of our clients or the locations where services are rendered; (v) fee arrangements, including the opportunity and ability to successfully reach milestones and complete, and collect success fees and other outcome-contingent or performance-based fees; (vi) changes in the frequency and complexity of government and/or regulatory body activities; (vii) fee adjustments upon the renewal of expired or extended service contracts or acceptance of new clients due to the adjusted scope per our refined business strategy, and (viii) economic factors beyond our control.

We incurred net losses for the fiscal years ended March 31, 2026, 2025, and 2024 and may be unable to generate sufficient operating cash flows and working capital to continue as a going concern. Failure to manage our liquidity and cash flows may materially and adversely affect our financial condition and results of operations.

We incurred net losses before income taxes of HK$27,319,616 (US$3,502,515), HK$27,771,927 and HK$5,840,256 for the years ended March 31, 2026, 2025 and 2024, respectively. We had net cash used in operating activities of HK$19,833,861 (US$2,542,803), HK$12,588,581 and HK$25,052,544 during the years ended March 31, 2026, 2025 and 2024, respectively. We can offer no assurance that we will operate profitably or that we will generate positive cash flows in the future, given our substantial expenses in relation to our revenue at this stage of our Company. Inability to collect our accounts receivable in a timely and sufficient manner, or the inability to offset our expenses with adequate revenue, may adversely affect our liquidity, financial condition and results of operations. Our accounts receivable are written off to the extent that there is no realistic prospect of recovery, which is generally after all means of collection have been exhausted and no alternative payment arrangement could be agreed between both parties. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Although we believe that our cash on hand and anticipated cash flows from operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, we cannot assure you this will be the case.

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

Our success relies, to a significant extent, on the experience and knowledge of our professional staff and senior management. Luk Huen Ling Claire, Koh Chuan Yong and Lam Hing Fat will have primary responsibility for overseeing the operations of our Group. If Luk Huen Ling Claire, Koh Chuan Yong or Lam Hing Fat were no longer serving as executive officers or senior management of the Company for whatever reason, the Group’s operations and financial performance could be adversely affected. We do not carry key person life insurance on Luk Huen Ling Claire, Koh Chuan Yong or Lam Hing Fat. Further, there can be no assurances that other staff and executive management will not leave our Company, nor can we prevent them from establishing businesses in competition with our Group. It may be costly and time-consuming to find suitable replacements for our Group’s key personnel, particularly experienced in the ESG industry and internal control advisory as suitable candidates are scarce in the market. The loss of the services of one or more members of our Group’s key personnel due to their departure or other reasons, if our Group fails to replace any vacancy by recruiting new competent personnel with relevant experience and knowledge in the market, and/or employees leaving and setting up business in competition with our Group could adversely and significantly affect our Group’s operation and financial position.

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

RRA was incorporated with limited liability in Hong Kong on August 2, 2018 and Roma (S) was incorporated as a limited company in Singapore on January 3, 2022. Our Group has a relatively short operating history upon which an evaluation of its prospects and profitability can be based. Such prospects and profitability must be considered in light of the risks, uncertainties, expenses and difficulties encountered by any new company. Such risks and uncertainties may affect our ability to (i) develop and maintain a wide range of environmental, social and governance services for its clients; (ii) increase market acceptance of our services; and (iii) compete with other services providers which provide same or similar services to that of our Group. Our limited operating history makes the prediction of future results of operations difficult, and therefore, past results of operations achieved by us should not be taken as indicative of the rate of growth, if any, that can be expected in the future. As a result, you should consider our future prospects in light of the risks and uncertainties experienced by early-stage companies in a rapidly evolving and increasingly competitive market in Hong Kong and Singapore.

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

During the three fiscal years ended March 31, 2026, 2025 and 2024, our revenue was derived mainly from companies listed on the HKSE. Most of the clients engage us to perform various environmental, social and governance services in accordance with their respective business development plans and corporate activities and compliance requirements. Management believes that it is a market practice that these companies tend not to enter into any long-term agreement or commitment with any such service providers. There is no assurance that our clients will continue retaining us to provide environmental, social and governance services in the future. Should our Group fail to be awarded new projects in the future, our operations and results would be adversely affected.

We are subject to potential exposure to professional liabilities.

Our environmental, social and governance services normally involve providing professional advice and professional reports to our clients. A client, who relies on our professional advice and professional reports, suffers loss as a result of us having been negligent in providing such services, could claim compensation from us. Management considers that the main business risk associated with environmental, social and governance services is the possible claims or lawsuits arising from professional negligence, misconduct and fraudulent acts. During the fiscal years ended March 31, 2026, 2025 and 2024, it was a common term in all of our mandates with clients that our liability in connection with services to be provided would be limited to the amount of fees received by us under the relevant mandates.

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

We generally offer a fixed fee arrangement on our fees. Our failure to manage the engagements efficiently or collect the fees could expose us to a greater risk of loss on such engagements. Providing services to clients that do not correlate to actual costs incurred may negatively impact our profitability on such engagements and adversely affect the financial results of our business. We treat the outstanding fees that we are unable to collect based on objective evidence as write-offs and will not adjust or accept renegotiation. The provision for impairment on accounts receivable are estimated by reference to past default experience of the debtor and current market condition in relation to each debtor’s exposure. The provision for impairment on accounts receivable also incorporates forward looking information with reference to general macroeconomic conditions that may affect the ability of the debtors to settle receivables. Our fees set forth in existing service contracts are not negotiable and may not be adjusted even if fee collection is not probable. Management periodically monitors the outstanding fees, making an effort to timely collect outstanding fees and reviews the adequacy of write-offs to minimize the impact of the potential payment defaults. The collection rate was over 85% and approximately HK$0.3 million was written-off for the year ended March 31, 2026.

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

Our network computer system is vulnerable to the attack of computer virus, worms, trojan horses, hackers or other similar computer network disruptive problems. Any failure in safeguarding the computer network system from these disruptive problems will cause the breakdown of the computer network system and leakage of confidential information of our Group and our clients. Although we have installed computer antivirus software and a network router to protect the network system and has been relying on third party authentication technology to facilitate the transmission of confidential information, there is no assurance that our computer network system is absolutely secured. Any failure in the protection of computer network system from external threat may cause disruption of our operation and may damage our reputation for any breach of confidentiality to our clients and in turn may indirectly adversely affect our business operation and performance. During the fiscal years ended March 31, 2026, 2025 and 2024, we did not experience any breakdown in our computer network system or breach of confidentiality.

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

During the three fiscal years ended March 31, 2026, 2025, and 2024, a majority of our clients are companies listed on HKSE, which are subject to all the applicable laws and regulations, including but not limited to, the Main Board Listing Rules and the GEM Listing Rules.

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

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

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

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of the Class A Ordinary Shares.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions. See “Item 15. Controls and Procedures” in this Annual Report.

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

Substantially all of our operations are in Hong Kong. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Class A Ordinary Shares. The enforcement of laws and that rules and regulations in China can change quickly with little advance notice. The Chinese government may intervene or influence our Operating Subsidiaries’ operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the Class A Ordinary Shares.

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

The Chinese government may intervene or influence our Hong Kong Operating Subsidiary’s operations at any time and may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which may result in a material change in our Hong Kong Operating Subsidiary’s operations and/or the value of our Class A Ordinary Shares. Any legal or regulatory changes that restrict or otherwise unfavorably impact our Hong Kong Operating Subsidiary’s ability to conduct their business could decrease demand for their services, reduce revenues, increase costs, require them to obtain more licenses, permits, approvals or certificates, or subject them to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition and results of operations could be adversely affected, and the value of our Class A Ordinary Shares could decrease or become worthless.

Although we are based in Hong Kong, if we should become subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the allegations, which could harm our Hong Kong Operating Subsidiary’s business operations, and our reputation, and could result in a loss of your investment in our Class A Ordinary Shares if such allegations cannot be addressed and resolved favorably.

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

Although we are based in Hong Kong, if we should become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time-consuming and likely would distract our management from our normal business and could result in our reputation being harmed. The price of our Class A Ordinary Shares could decline because of such allegations, even if the allegations are false.

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

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our Operating Subsidiaries’ business operations, which could in turn adversely and materially affect our business, results of operations and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Class A Ordinary Shares could be adversely affected.

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

The HFCA Act, which was enacted on December 18, 2020, states that if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

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

On June 22, 2021, the Senate passed the AHFCAA which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. In the event the HFCA Act is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Class A Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

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

On March 8, 2024, the Audit Committee of the Company approved the dismissal of KCCW Accounting Corp (“KCCW”), the predecessor independent registered public accounting firm of the Company, effective March 8, 2024. Also on March 8, 2024, the Audit Committee of the Board of Directors of the Company appointed J&S Associate PLT (“JSA”) as the Company’s independent registered public accounting firm for the year ended March 31, 2024. Our auditor, JSA is registered with the PCAOB and subject to inspections by the PCAOB on a regular basis with the last inspection in February 2024. JSA’s office is located in Malaysia. Therefore, we believe that, as of the date of this Annual Report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in the PRC or Hong Kong because of a position taken by one or more authorities in the PRC or Hong Kong. However, to the extent that our auditor’s work papers may, in the future, become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of our auditors’ work papers in China would make it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, our investors may be deprived of the benefits of the PCAOB’s oversight of our auditor through such inspections and they may lose confidence in our reported financial information and procedures and the quality of our financial statements. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Class A Ordinary Shares to be materially and adversely affected.

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

During the fiscal years ended March 31, 2026, 2025 and 2024, including through the date of this Annual Report, our auditor, including our prior auditor KCCW, did not have any documentation related to their respective audit reports located in China. However, to the extent that our current independent registered public accounting firm’s audit documentation related to their audit reports for the Company may be located in China, the PCAOB may not be able to inspect such audit documentation and, as a result, you may be deprived of the benefits of such inspection.

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

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, the former U.S. President, Donald Trump, signed the Hong Kong Autonomy Act, or HKAA, into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on eleven individuals, including HKSAR chief executive Carrie Lam. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that is targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our Hong Kong Operating Subsidiary is determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations, financial position and results of operations could be materially and adversely affected.

We may become subject to a variety of PRC laws and other regulations regarding data security or securities offerings that are conducted overseas and/or other foreign investment in China-based issuers, and any failure to comply with applicable laws and regulations could have a material and adverse effect on our business, financial condition and results of operations and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

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

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which takes effect on February 15, 2022 and replaces the former Measures for Cybersecurity Review (2020) issued on July 10, 2021. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

RRA may collect and store certain data (including certain personal information) from our clients, who may be PRC individuals, in connection with our business and operations and for “Know Your Customers” purposes (to combat money laundering).

These statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of RRA, its abilities to accept foreign investments and the listing of our Class A Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to RRA, if RRA is deemed to be an “Operator” that are required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to RRA, the business operations of RRA and the listing of our Class A Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If RRA becomes subject to the CAC or CSRC review, we cannot assure you that RRA will be able to comply with the regulatory requirements in all respects and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, RRA may become subject to fines and other penalties which may have a material adverse effect on our business, operations and financial condition and may hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

PRC government recently initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

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

If the Chinese government chooses to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Class A Ordinary Shares to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Draft Overseas Listing Regulations, have indicated an intent to exert more oversight and control over securities offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to RRA. We could be subject to approval or review of Chinese regulatory authorities to pursue any future public offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. Further, if we were to become subject to PRC laws and/or authorities we could incur material costs to ensure compliance and experience devaluation of our Class A Ordinary Shares or possibly delisting.

On May 7, 2024, the CSRC issued the Guidelines of Regulatory Rules Application — Overseas Offering and Listing No. 7 (“Guideline No. 7”) which indicates that domestic companies that submitted an application to transfer from an overseas over-the-counter market to list on an exchange prior to the effective date of the Trial Measures (March 31, 2023), but that have not yet received approval from the overseas regulator or stock exchange, shall file with the CSRC before their offering and listing procedures are completed. Accordingly, we may be required to file with the CSRC before any future offerings are completed.

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

As of the date of this Annual Report, we have not received any formal inquiry, notice, warning, sanction or any regulatory objection from the CSRC. However, the Trial Measures and the revised Provisions recently issued by PRC authorities may subject us to additional compliance requirements in the future, as there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, and we cannot assure you that we will be able to comply with all the new regulatory requirements of the Trial Measures, the revised Provisions or any future implementing rules on a timely basis, or at all. Any failure by us to fully comply with the new regulatory requirements, including but not limited to the failure to complete the filing procedures with the CSRC, may significantly limit or completely hinder our ability to offer or continue to offer our Class A Ordinary Shares, cause significant disruption to our business operations and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Class A Ordinary Shares to significantly decline in value or become worthless.

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

Risks Related to Our Securities

Our Class A Ordinary Shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

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

On December 17, 2025, the Company implemented a dual-class share structure pursuant to which its then-issued and outstanding 59,564,571 ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares. The Class A Ordinary Shares carry one (1) vote and the Class B Ordinary Shares carry twenty-five (25) votes per share. All issued Class B Ordinary Shares are held by Top Elect Group Limited.

Our Class A Ordinary Shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Broad or active public trading market for our Class A Ordinary Shares may not develop or be sustained.

If we fail to meet applicable listing requirements, Nasdaq may delist our Class A Ordinary Shares from trading, in which case the liquidity and market price of our Class A Ordinary Shares could decline.

Our Class A Ordinary Shares are listed on Nasdaq Capital Market. We cannot assure you, however, that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Class A Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;

●	reduced liquidity for our Class A Ordinary Shares;

●	a determination that our Class A Ordinary Shares are “penny stock,” which would require brokers trading in our Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

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

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC or Hong Kong that may have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Class A Ordinary Shares may be highly volatile for factors specific to our Operating Subsidiaries’ operations, including the following:

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

The trading market for our Class A Ordinary Shares may be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this Annual Report, we have 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares issued and outstanding. The ordinary shares sold in our IPO, the PFPO and SFPO are freely tradable without restriction or further registration under the Securities Act, and Class A Ordinary Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our controlling shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Short selling may drive down the market price of our Class A Ordinary Shares.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A Ordinary Shares as a source for any future dividend income. Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Hong Kong law. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our Board of Directors. Accordingly, a return on investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares.

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

As of the date of this Annual Report, our executive Director and chief executive officer, Ms. Luk, indirectly through Top Elect beneficially owns 100% of our issued and outstanding Class B Ordinary Shares. On December 17, 2025, the Company implemented a dual-class share structure pursuant to which its then-issued and outstanding 59,564,571 ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares. The Class A Ordinary Shares carry one (1) vote per share and the Class B Ordinary Shares carry twenty-five (25) votes per share. All issued Class B Ordinary Shares are held by Top Elect Group Limited. Immediately after the reclassification and redesignation, the shareholding of Top Elect represents approximately 100% of our total issued and outstanding Class B Ordinary Shares, representing 73.94% of the total voting power. As a result, the Company is deemed a controlled company in accordance with Nasdaq Stock Market Rule 5615(c). For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions” in this Annual Report.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer whose Class A Ordinary Shares are listed on the Nasdaq Capital Market, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;

●	require non-management directors to meet on a regular basis without management present;

●	have an independent compensation committee;

●	have an independent nominating committee; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Class A Ordinary Shares, such as transactions, other than a public offering, involving the sale of 20% or more of our Class A Ordinary Shares for less than the greater of book or market value of the shares.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Further, Luk Huen Ling Claire, our Chief Executive Officer also serves a member of our board of directors. Substantially all of the assets of these persons are located outside the United States and primarily in Hong Kong, where each of our directors are located. Robertsons, our counsel as to Hong Kong law, is in the opinion of there is currently no arrangement providing for the reciprocal enforcement of judgements between Hong Kong and the United States, as such judgments of United States courts will not be directly enforced in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities” below. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

We have incurred significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on the Nasdaq Capital Market.

We were listed on the Nasdaq on January 11, 2024. We have and will continue to incur additional legal, accounting and other expenses as a public reporting company, including those associated with rectifying any potential future Nasdaq deficiency, and particularly after we cease to qualify as an emerging growth company. For example, we are required to comply with the additional requirements of the rules and regulations of the SEC and Nasdaq rules, including applicable corporate governance practices. Compliance with these requirements has increase our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, our management and other personnel have diverted attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result.

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

On June 22, 2021, the Senate passed the Accelerated Holding Foreign Companies Accountable Act (the “AHFCAA”), which, if signed into law, would reduce the time period for the delisting of foreign companies under the HFCA Act to two consecutive years instead of three years. In the event the HFCA Act is amended to prohibit an issuer’s securities from trading on any U.S. stock exchange and our auditor is not subject to PCAOB inspections for two consecutive years instead of three, it will reduce the time before our Class A Ordinary Shares may be prohibited from trading or delisted from an exchange if our auditor is not subject to inspection by the PCAOB.

As more stringent criteria may be imposed, including the HFCA Act, which became law in December 2020, our Class A Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. The PCAOB issued the Determination report on December 16, 2021 (the “Determination Report”), which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition, the Determination Report identified the specific registered public accounting firms subject to these determinations.

The HFCA Act prohibits foreign companies from listing their securities on U.S. exchanges if the company’s auditor has been unavailable for PCAOB inspection or investigation for three consecutive years and, as a result, an exchange may determine to delist our Class A Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong completely, consistent with U.S law. On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the HFCA Act. However, there can be no assurance that China will abide by the Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China and that on-site inspections and investigations of firms headquartered in mainland China and Hong Kong will occur and allows for full and timely access to information.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our offering, business and our Ordinary Share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Our Group’s history can be traced back to August 2018 when RRA was established. Since the establishment of RRA, we have been providing customized ESG and comprehensive sustainability solutions to our clients. In January 2022, we established Roma (S) to cater to the needs of our clients in Singapore for our future expansion in Asia. As of the date of this Annual Report, our Group is comprised of the Company and its subsidiaries, Lucky Time, RRA, Roma (S) and Capital Summit.

Our Operating Subsidiaries, RRA, Roma (S) and Capital Summit, are principally engaged in the provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services. Our mission is to provide to our clients a one-stop destination for high-quality and holistic sustainability and climate change related consulting services to support a more sustainable, balanced and inclusive future for our clients’ organizations and the world.

Our principal office is located at Flat 605, 6/F, Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong. Our telephone number is +852 2529 6878. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Corporate Structure

Our Company was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. As of the date of this Annual Report, our authorized share capital is US$500,000 divided into 400,000,000 Class A Ordinary Shares of a par value of US$0.001 each, 50,000,000 Class B Ordinary Shares of a par value of US$0.001 each, and 50,000,000 shares of a par value of US$0.001 each of such class or classes as the Board may determine. Lucky Time is the intermediate holding company of our Group which comprised of RRA and Roma (S). Capital Summit is a direct wholly-owned subsidiary of our Company and principally engages in the provision of advisory and consultancy services.

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

During the fiscal years ended March 31, 2026, 2025, 2024 and up to the date of this Annual Report, we served a diverse set of more than 100 clients across a wide variety of industries. Our experienced team members include many individuals who are widely recognized as experts in their respective fields. Those professionals include CPA, CISA, CESGA, SCR and AICPA. Our team of professionals offer expertise, knowledge and experience gained from their experience on a wide and comprehensive range of services provided to a diversified field of industries of various sustainability projects.

Organizational Chart

The chart below illustrates our corporate structure and identifies our subsidiaries as of the date of this Annual Report:

Roma Green Finance Limited
(Cayman Islands)
100%
100%
Lucky Time Ventures Limited
(BVI)
Capital Summit Enterprises Limited
(BVI)
100%
Roma Risk Advisory Limited
(HK)
100%
Roma Advisory Pte. Ltd.
(Singapore)

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

Pursuant to a group reorganization for the purpose of listing our ordinary shares on the Nasdaq Capital Market, on June 23, 2022, our Company acquired the entire issued shares of Lucky Time from Mr. Cheng in consideration of the allotment and issue of 6,562,499 shares in our Company to Mr. Cheng’s nominee, Top Elect, credited as fully paid. Lucky Time does not carry on any business activities other than the holding of its shareholding interest in RRA.

Roma Risk Advisory Limited

Roma Risk Advisory Limited was incorporated in Hong Kong as a limited liability company on August 2, 2018. Upon its incorporation, one fully paid ordinary share was allotted and issued to Charleton Holdings Limited. The entire issued shares of RRA were transferred from Charleton Holdings Limited to Lucky Time on March 13, 2022 for a consideration of HK$1.00. Lucky Time was subsequently transferred to Mr. Cheng as mentioned above.

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

Capital Summit Enterprises Limited

Capital Summit was incorporated in the British Virgin Islands as a limited liability company on August 10, 2021. On September 1, 2025, the Company entered into a share sale and purchase agreement with Capital Summit and its then sole shareholder, CHAU Lok Yi, pursuant to which the Company acquired 100% of the issued share capital of Capital Summit for a cash consideration of US$1,700,000.

Capital Summit is principally engaged in the provision of advisory and consultancy services.

Agentic Intelligence Limited

Agentic Intelligence Limited was incorporated in the Cayman Islands as a limited liability company on November 4, 2025. As of March 31, 2026, the Company also held a 30% equity interest in Agentic Intelligence Limited (‘AIL’), which is accounted for as an equity-method investment and is not consolidated.

Agentic Intelligence Limited had not commenced substantive business operations.

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

We earn advisory fees from each client to whom we provide services. Our revenue is resilient as we are serving a diverse set of more than 90 clients across a wide variety of industries.

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

Corporate Governance and Risk Management – we deliver value-adding services to support clients in managing and enhancing their corporate governance, enterprise risk management, compliance and internal audit activities.

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

Our revenue is not dependent on any one single client. In the year ended March 31, 2026, 2025 and 2024, our top five clients represented approximately 25.2%, 49.9% and 24.0% respectively, of our total revenues with these revenues derived from over several projects.

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

Our experts also assist clients in addressing other needs, including providing environmental audit, ESG rating support and shareholder communication, as well as sustainability-related education and training. We believe our capability to provide comprehensive ESG / sustainability services not only helps clients to meet their needs across the business lifecycles, but also fosters our long-term relationship with them. We have been able to maintain a high level of client retention. During the years ended March 31, 2026, around 56.3% of the total clients are recurring clients.

Our experience in the provision of ESG / sustainability services to a diversified range of clients (the majority of which are listed companies in Hong Kong and Singapore) help us retain and attract more clients which will then enable us to optimize our client coverage effort, create new business opportunities and in turn generate diversified sources of revenue and maximize our revenue.

Strong client base and experience — We have a growing and diverse base of clients. We believe that market reputation and clients’ confidence in our services are indispensable to our continuous success. Our major clients are mainly listed companies in Hong Kong and Singapore as well as private companies and non-governmental organization. Since our establishment in 2018 and notwithstanding our short operating history, we have served over 170 clients. Our clients have a diverse spectrum of industry sectors including financial services, property development, property management services, pharmaceutical, manufacturing, logistics, education, natural resources and technology, media and telecom. We believe our diversified client base mitigates the negative effect to the demand for our services from those industry sectors which have cyclical behavior and are exposed to unpredictable downturns caused by fluctuations in market conditions.

Experienced management team and diversified talent pool — Our senior management team has experience and competency in ESG / sustainability, and are responsible for establishing the business strategies, leading and managing the operations, overseeing the business performance and coordinating the resources. Leveraging on the capabilities and experiences of our management team, we have been successfully expanding our service scope and client base. For details of the biographies of our management team, please refer to the section headed “Management” in this Annual Report.

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

Continue to increase our market penetration in Hong Kong and Singapore — Through our technical expertise and strong client relationships, we intend to increase our existing presence in the Hong Kong and Singapore markets. Many of our clients have appointed us for a specific service such as ESG reporting. As we have diversified and expanded our service offerings, and as clients have grown accustomed to our service quality, we plan to promote additional ESG / sustainability services to existing clients helping them to meet increasing expectation and concern from investors and regulators on a company’s ESG / sustainability. We also intend to deploy more resources in expanding the market in Singapore, including hiring additional experienced and professional staff and providing relevant training to our staff in Singapore office to enable them in perusing new clients and driving growth.

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

Competition is primarily based on service scope, pricing, professionals, service performance and client satisfaction. Our competitors may be international companies having greater brand recognition, more staff and other resources across the global than that of us. Apart from large multinational consulting firms, we also face competition from local small and medium-sized consulting services firms which offer similar range of services. Despite keen competition, we believe that our core competitive advantages, team of experts with sharing mission and the senior management’s sound leadership as more particularly set out in “Competitive Strengths” and “Business Strategies” have differentiate us from our competitors as a reputable ESG / sustainability consulting services provider.

In addition, the ESG / sustainability consulting service industry has barriers to entry which would make it difficult for new competitors to enter the market. For details, please see “Market and Industry Data”.

Sales and Marketing

In general, our projects originate from the networks of our senior management, referrals from existing clients or other business partners and direct approaches by clients. We have outsourced our sales and marketing function, to independent third-party service providers of which the business development representatives attract the new clients through calls, emails and other marketing means.

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

Employees

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2026, we had approximately 17 full-time employees and directors, of which 16 were located in Hong Kong and 1 was in Singapore. As of March 31, 2025, we had approximately 19 full-time employees and directors, of which 18 were located in Hong Kong and 1 was in Singapore compared to 14 full-time employees and directors, as of March 31, 2024, of which 13 were located in Hong Kong and 1 was in Singapore.

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

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”)

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

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (the “IRO”)

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

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”)

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

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”)

The current MWO provides for a prescribed minimum hourly wage rate (currently set at HK$37.5 per hour) during the wage period for every employee engaged under a contract of employment under the EO. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”)

Under the MPFSO, employers shall participate in a Mandatory Provident Fund (“MPF”) Scheme for employees employed under the jurisdiction of the EO. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$30,000. Contributions to the plan vest immediately. The Monetary Provident Fund Authority also assumes the role of the Registrar of Occupational Retirement Schemes, which is alternative to the MPF Scheme for the retirement protections set up for employees in Hong Kong.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”)

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

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is administered by the MOM. Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include providing and maintaining for the persons at work a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by those persons, ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

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

On December 17, 2025, the Company implemented a dual-class share structure pursuant to which its then-issued and outstanding 59,564,571 ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares. The Class A Ordinary Shares carry one (1) vote per share and the Class B Ordinary Shares carry twenty-five (25) votes per share. All issued Class B Ordinary Shares are held by Top Elect Group Limited.

For the years ended March 31, 2026 and 2025, our net revenue amounted to approximately HK$9.5 million (US$1.2 million) and approximately HK$12.2 million, respectively, with a decrease of approximately HK$2.7 million, as compared to last year.

For the years ended March 31, 2025 and 2024, our net revenue amounted to approximately HK$12.2 million and approximately HK$9.9 million, respectively, with an increase of approximately HK$2.3 million, as compared to last year.

Results of Operations

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025 and 2024

Revenue

As set forth in the following table, during the years ended March 31, 2026, 2025 and 2024, our revenue was derived from the provision of ESG, sustainability and climate change related advisory services:

	Fiscal Years ended March 31
	2026		2025		2024
	HK$’000%		HK$’000%		HK$’000%

Recurring clients	5,341	56.3	5,577	45.7	7,767	78.4
New clients	4,153	43.7	6,625	54.3	2,137	21.6

Total	9,494	100	12,202	100	9,904	100

Our total revenue decreased by approximately HK$2.7 million or 22.2% to approximately HK$9.5 million for the year ended March 31, 2026 from approximately HK$12.2 million for the year ended March 31, 2025. Such decrease was mainly attributable to the decrease of new clients of approximately HK$2.5 million.

Our total revenue increased by approximately HK$2.3 million or 23.2% to approximately HK$12.2 million for the year ended March 31, 2025 from approximately HK$9.9 million for the year ended March 31, 2024. Such increase was mainly attributable to the increase of new clients of approximately HK$4.5 million outweighed the impact of drop of recurring clients of approximately HK$2.2 million.

For the years ended March 31, 2026, 2025 and 2024, revenue was mainly generated from clients located in Hong Kong and Singapore.

Revenue by geographical locations fiscal year ended March 31, 2026 compared to 2025 and 2024

During the years ended March 31, 2026, 2025 and 2024, the clients for our ESG, sustainability and climate change related advisory services was mainly located in Hong Kong. The following table sets out a breakdown of our revenue by geographic locations of our clients for the years ended March 31, 2026, 2025 and 2024:

	Fiscal Years ended March 31
	2026		2025		2024
	HK$’000%		HK$’000%		HK$’000%

Hong Kong	7,766	81.8	10,390	85.1	8,499	85.8
Singapore	1,728	18.2	1,812	14.9	1,405	14.2

Total	9,494	100	12,202	100	9,904	100

During the years ended March 31,2026 and 2025, there was a decrease of revenue in Hong Kong as well as Singapore mainly attributable to the decrease in the average recognized revenue per client. As regional regulatory disclosure requirements matured, client demand shifted from initial, multi-stage strategic consulting toward routine, standardized annual reporting leading to a lower contract value across markets.

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

Cost of revenues fiscal year ended March 31, 2026 compared to 2025 and 2024

During the years ended March 31, 2026, 2025 and 2024, our cost of revenues was mainly comprised of labor cost. For the years ended March 31, 2026, 2025 and 2024, our cost of revenues amounted to approximately HK$7.9 million, HK$7.7 million and HK$6.8 million, respectively.

We paid and incurred consulting expenses in relation to projects in the amount of approximately HK$0 and HK$0 and HK$0.5 million to Ranger Advisory Co. Limited, a company wholly-owned by Mr. Cheng, a former director, during the years ended March 31, 2026, 2025 and 2024, respectively.

	Fiscal Years ended March 31
	2026		2025		2024
	HK$’000%		HK$’000%		HK$’000%

Staff salaries	6,454	82.0	6,478	84.3	4,878	71.9
Consulting fee	746	9.5	239	3.1	717	10.6
Staff MPF, messing, medical and welfare	485	6.2	291	3.8	328	4.8
Staff bonus	-	0.0	503	6.5	595	8.8
Staff commission	183	2.3	177	2.3	264	3.9

Total	7,868	100	7,688	100	6,782	100

Gross profit and gross profit margin

Our total gross profit amounted to approximately HK$1.6 million, HK$4.5 million and HK$3.1 million for the years ended March 31, 2026, 2025 and 2024, respectively. Our overall gross profit margins were approximately 17.1%, 37.0% and 31.5% for the years ended March 31, 2026, 2025 and 2024, respectively. Our total gross profit decreased during the year ended March 31, 2026 compared to the year ended March 31, 2025 due to the decrease in the average recognized revenue per client along with inherent structural staff costs within cost of revenue.

Sales and marketing fee

Our sales and marketing expenses amounted to approximately HK$12.8 million, HK$17.8 million and HK$2.2 million for the years ended March 31, 2026, 2025 and 2024, respectively.

A decrease in sales and marketing expenses by HK$5.0 million for the year ended March 31, 2026 as compared to the corresponding year ended March 31, 2025 was primarily attributable to a decrease of marketing consultancy services in relation to IPO-related corporation promotion and shifting to standard ESG mandate retention.

General and Administrative expenses fiscal year ended March 31, 2026 compared to 2025 and 2024

The following table sets forth the breakdown of our administrative expenses for the years ended March 31, 2026, 2025 and 2024:

	Fiscal Years ended March 31
	2026		2025		2024
	HK$’000%		HK$’000%		HK$’000%

Depreciation and amortization	87	0.5	17	0.1	30	0.4
Management fee	3,369	18.0	3,282	21.5	3,170	44.9
License fee	1,140	6.1	1,140	7.5	1,140	16.1
Insurance	591	3.2	603	4.0	181	2.6
Professional fee	10,280	54.8	7,116	46.7	1,629	23.1
Repair and maintenance	780	4.2	1,560	10.2	-	-
Staff salaries	2,004	10.7	1,200	7.9	238	3.4
Miscellaneous expenses	510	2.7	327	2.1	675	9.5

Total	18,761	100	15,245	100	7,063	100

Our general and administrative expenses amounted to approximately HK$18.8 million, HK$15.2 million and HK$7 million for the years ended March 31, 2026, 2025 and 2024, respectively, representing approximately 192.9%, 124.9% and 71.3% of our total revenue for the corresponding years.

Professional fee mainly represented advisory service fees incurred and the increase is partly due to the follow-on public offering completed in the current financial year.

Management fee represented management fee in relation to the administrative services support from third party. The Company paid and incurred management fee expenses of approximately HK$3.4 million and approximately HK$3.3 million and approximately HK$3.2 million for the years ended March 31, 2026, 2025 and 2024, respectively.

License fee represented the cost of licensing to use our three trademarks in Hong Kong in relation to the tradename “Roma”. There is no change in license fee expenses for the year ended March 31, 2026 when compared to 2025.  The Company paid and incurred license fee expenses of approximately HK$1.1 million for both the years ended March 31, 2025 and 2024.

Insurance represented mainly insurance premium paid for the Company’s directors and officers.

Staff salaries represented the remuneration for independent non-executive directors and the administrative staff and the increase was due to increase in the remuneration for administrative staff.

Miscellaneous expenses were mainly comprised of repairs and maintenance, office supplies and other miscellaneous expenses. An increase in miscellaneous expenses by HK$0.2 million for the year ended March 31, 2026 as compared to the corresponding year ended March 31, 2025 was primarily attributable to increase in prepaid IT maintenance fees.

Other Income (Expense), Net

Other income and expenses fiscal year ended March 31, 2026 compared to 2025 and 2024

The following table sets forth the breakdown of our other income (expense) for the years ended March 31, 2026, 2025 and 2024:

	Fiscal Years ended March 31,
	2026	2025	2024
	HK$’000	HK$’000	HK$’000

Government grant (refunded)	$-	$(750)	$-
Foreign exchange loss, net	136	8	61
Interest income	2,436	1,474	180
Other income	17	40	9

	$2,589	$772	$250

Our other income amounted to approximately HK$2.6 million, HK$0.8 million and HK$0.3 million for the years ended March 31, 2026, 2025 and 2024, respectively.

An increase in other income for the year ended March 31, 2026 as compared to the corresponding year ended March 31, 2025 was primarily attributable to the increase in interest income earned from promissory note receivables and foreign exchange gain, net for the year ended March 31, 2026.

An increase in other income for the year ended March 31, 2025 as compared to the corresponding year ended March 31, 2024 was primarily attributable to the increase in interest income earned from the promissory note issued during the year of HK$1.3 million, offset by a refund of government grant received during the year ended March 31, 2022.

Income Tax Expenses

During the year ended March 31, 2026, there was no income tax expenses. The Company generated no assessable income for the fiscal year under the local tax regime, after tax adjustments.

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

Net Loss

As a result of the foregoing, our net loss for the years ended March 31, 2026, 2025 and 2024 amounted to approximately HK$27.3 million, HK$27.8 million and HK$5.8 million, respectively.

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

On June 5, 2025, the Company conducted a second follow-on offering (the “SFPO”), in which it sold (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000.00 and net proceeds of approximately US$6,843,939 after deducting expenses of approximately US$86,061 payable by the Company.

Cash flows fiscal year ended March 31, 2026 compared to 2025 and 2024

The following table summarizes our cash flows for fiscal year ended March 31, 2026, 2025 and 2024:

	Fiscal Years ended March 31,
	2026	2025	2024
	HK$’000	HK$’000	HK$’000

Cash and cash equivalents at beginning of the year	$20,890	$43,113	$530

Net cash used in operating activities	(19,834)	(12,589)	(25,052)
Net cash used in investing activities	(47,549)	(18,685)	(7)
Net cash provided by financing activities	53,444	9,067	67,643
Net (decrease) increase in cash and cash equivalents	(13,939)	(22,207)	42,584

Effect of foreign exchange rate changes	(53)	(16)	(1)
Cash and cash equivalents as at end of the year	$6,898	$20,890	$43,113

Cash flows from operating activities

For the year ended March 31, 2026, our net cash used in operating activities was HK$19.8 million, which primarily consisted of our net loss of HK$27.3 million, adding back (i) the non-cash depreciation of plant and equipment of approximately HK$0.02 million; (ii) amortization of intangible assets of approximately HK$0.1 million; (iii) provision of allowance for expected credit losses of approximately HK$0.3 million; and (iv) increase in accounts receivable of approximately HK$0.4 million; which was partially offset by the (a) decrease in prepayments of approximately HK$6.5 million; (b) decrease in deposits and other receivables of approximately HK$0.2 million; (c) increase in accrued liabilities and other payable of approximately HK$0.6 million; and (d) increase in contract liabilities of approximately HK$0.2 million.

For the year ended March 31, 2025, our net cash used in operating activities was HK$12.6 million, which primarily consisted of our net loss of HK$27.8 million, adding back (i) the non-cash depreciation of property, and equipment of approximately HK$0.02 million; (ii) provision of allowance for expected credit losses of approximately HK$0.1 million; (iii) share-based compensation for services of HK$9.1 million; (iv) decrease in long-term prepayment of approximately HK$10.0 million; and; (v) increase in contract liabilities of approximately HK$0.3 million which was partially offset by the (a) increase in accounts receivable of approximately HK$0.4 million; (b) increase in deposits and other receivables of approximately HK$0.2 million; (c) decrease in due to related parties of approximately HK$1.3 million and; (d) decrease in accrued liabilities and other payable of approximately HK$2.4 million.

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

Cash flows from investing activities

For the year ended March 31, 2026, our net cash used in investing activities was approximately HK$47.6 million for which consisted of issuance of promissory note receivables, net of HK$33.2 million, cash paid for acquisition of 100% of equity interest of Capital Summit Enterprises Limited of HK$13.3 million and purchase of software development costs of HK$1.1 million and purchase of plant and equipment of HK$0.01 million.

For the year ended March 31, 2025, our net cash used in investing activity was approximately HK$18.7 million for the issuance of promissory notes.

For the year ended March 31, 2024, our net cash used in investing activity was approximately HK$0.01 million for the purchase of property, plant and equipment.

Cash flows from financing activities

For the year ended March 31, 2026, our net cash provided by financing activities was approximately HK$53.4 million from net proceeds of approximately HK$54.0 million (approximately US$6.9 million) from sale of (i) 11,000,000 ordinary shares with par value US$0.001 each of the Company at an offering price of US$0.60 and (ii) 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share, offset by payment of deferred offering costs of HK$0.6 million.

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

Accounts receivable, net

Our accounts receivable net increased to approximately HK$2.1 million as of March 31, 2026 from HK$ 1.9 million as of March 31, 2025. The increase was primarily attributable to the timing of project delivery and concentrated contract billings during the half of the fiscal year.

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

During the year ended March 31, 2026, 2025 and 2024, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of March 31,
	2026	2025
	HK$’000	HK$’000

1-30 days	1,395	1,148
31-60 days	152	175
61-90 days	48	79
91-180 days	140	78
181 days to 360 days	365	384

	2,100	1,864

Movements in the provision for impairment of accounts receivable are as follows:

	As of March 31,
	2026	2025
	HK$’000	HK$’000

Balance at beginning of the year	$683	$1,081
Written off	(234)	(500)
Provision of loss allowance, net	212	102

Balance at end of the year	$661	$683

Accounts payable

The general credit terms from our major suppliers are payment within 90 days. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the years ended March 31, 2026, 2025 and 2024.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses and capital expenditures which we expect to fund from cash generated from operations. We have limited credit available from our major vendors and were required to prepay for the major vendors to our offering exercise, which further constrained our cash liquidity.

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our IPO, PFPO, SFPO and marketing offering for an aggregate offering price of up to US$200,000,000. Any shares offered in the market offering will be issued pursuant to the Company’s registration statement on Form F-3 (File No. 333-293449) and the prospectus contained therein, declared effective by the Securities and Exchange Commission (the “SEC”) on February 27, 2026, and the prospectus supplement dated June 15, 2026.

Capital commitments

As of March 31, 2026 and 2025, other than lease commitment disclosed elsewhere in these consolidated financial statements, the Group had neither significant financial nor capital commitment.

Off-Balance Sheet Transactions

As of March 31, 2026, we had not entered into any material off-balance sheet transactions or arrangements.

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

Critical Accounting Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting estimates are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements.

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

●	Acquisition and Goodwill

During the year ended March 31, 2026, we completed the acquisition of Capital Summit. The accounting for this transaction required significant judgment in determining whether the acquired set constituted a business under ASC 805. In making this assessment, we evaluated whether the acquired set included substantive processes and an organized workforce capable of producing outputs. Based on our assessment, we concluded that the acquired set met the definition of a business and accounted for the transaction as a business combination using the acquisition method. This determination affected the accounting for the transaction, including the allocation of the acquisition cost to the identifiable assets acquired and liabilities assumed and the recognition of the resultant goodwill.

The valuation of the acquisition of Capital Summit required significant judgment and estimation by us. The valuation involved significant assumptions, including projected future earnings, the applied P/E multiple as well as the discount for lack of marketability rate. The projected financial information used in the valuation reflected our expectations regarding the acquired business and its future economic benefits. These assumptions are inherently uncertain and require significant judgment. Changes in these assumptions, including changes in earnings, P/E multiple or the discount for lack of marketability rate applied, could materially affect the fair value of the acquired business and the related goodwill recognized.

Goodwill arising from the acquisition of Capital Summit is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment requires management to evaluate various qualitative factors, including the reporting unit’s actual operating performance relative to expectations, industry and market conditions, customer retention, and other business-specific factors.

Management performed its annual goodwill impairment assessment as of March 31, 2026 and concluded that no impairment existed. Significant judgment is involved in evaluating the factors that may affect the fair value of the reporting unit. Changes in market conditions, operating results, growth expectations, or other assumptions could affect future impairment assessments and may result in the recognition of an impairment charge in future periods.

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

The allowance for expected credit losses amounted to approximately HK$0.2 million, HK$0.1 million and HK$0.3 million for the years ended March 31, 2024, 2025 and 2026 respectively.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. The requirements of ASU 2024-03 are effective for the Company for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company adopted this new standard on its consolidated financial statements for the year ended March 31, 2026.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The requirements of ASU 2025-03 are effective for the Company for fiscal years beginning after December 15, 2026, and interim periods within those periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Account Receivable and Contract Assets. This update introduces a practical expedient for all entities when estimating expected credit losses on current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606. The expedient allows entities to assume current conditions as of the balance sheet date remain unchanged over the remaining life of the asset. The amendments are required to be applied prospectively and are effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-use Software: Targeted Improvements to the Accounting for Internal-use Software which amends the guidance in ASC 350-40, Intangibles-Goodwill and Other-Internal-Use Software. The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU clarifies derivative scope exceptions for certain contracts with underlyings that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The new ASU expands the population of acquired financial assets accounted for using the gross-up approach. Acquired loans (excluding credit cards) are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. This change aims to enhance comparability, consistency, and better reflect the economics of acquiring financial assets. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The ASU enables entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas, (1) Similar Risk Assessment for Cash Flow Hedges: The ASU expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions, enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions; (2) Hedging Forecasted Interest Payments on Choose-Your-Rate Debt Instruments: The ASU establishes a model that enables hedge accounting to be applied more broadly to choose-your-rate debt and address existing diversity in practice; (3) Cash Flow Hedges of Nonfinancial Forecasted Transactions: The ASU expands hedge accounting for forecasted purchases and sales of nonfinancial assets subject to certain criteria; (4) Net Written Options as Hedging Instruments: The ASU accommodates differences in the loan and swap markets that resulted from reference rate reform, eliminating the requirement for the net written option test in certain instances; and (5) Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge): The ASU eliminates the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign-currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the applicability, form and content, and interim disclosure requirements in ASC Topic 270 and enhances navigability of the interim reporting guidance. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which updates the FASB Accounting Standards Codification to clarify, correct errors, and improve the overall usability of GAAP. The improvements consist of narrow-scope amendments, technical corrections, clarification of existing guidance, and updates to clarify the appropriate scope and application of certain disclosure requirements. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires PIK dividends on equity-classified preferred stock to be initially measured based on the stated PIK dividend rate in the preferred stock agreement. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard provides guidance on the accounting for environmental credits (such as renewable energy credits, carbon credits) and related obligations. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2026, 2025 and 2024 were 1.7%, 0.9%, and 2.7%, respectively, and in accordance with the Census and Statistics Department of Hong Kong, the year-over-year percentage changes in the consumer price index for 2026, 2025 and 2024 were 1.7%, 1.4%, and 1.7%, respectively. The rate of inflation in 2026 was higher and is expected to continue to increase. We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGMENET AND KEY EMPLOYEES

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Name	Age	Title

Executive Officer and Director:
Luk Huen Ling Claire	48	Chairlady, Executive Director and Chief Executive Officer

Lam Hing Fat	36	Chief Financial Officer

Key Personnel:
Koh Chuan Yong	43	Business Development Manager

Independent Non-executive Directors:
Lai Shan Shan	33	Independent non-executive Director

Wong Kai Hing	51	Independent non-executive Director

No arrangement or understanding exists between any such Director or officer and any other persons pursuant to which any Director or executive officer was elected as a Director or executive officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors.

EXECUTIVE OFFICERS AND DIRECTORS

Ms. Luk Huen Ling Claire (“Ms. Luk”, formerly known as “Luk Yung Yung Claire”) joined our Group on March 30, 2022 and was appointed as a Director August 25, 2022, and appointed as an executive Director and the Chief Executive Officer on April 6, 2023. Ms. Luk possesses over 13 years of experience in corporate communications and marketing.

Ms. Luk obtained a bachelor’s degree in fine arts from the Hong Kong Academy for Performing Arts in July 2003, a master’s degree of business in marketing from the University of Technology, Sydney, Australia in March 2010. She is currently pursuing her education doctoral degree from the Meridian University in the United States.

From November 2006 to May 2008, she worked as a wardrobe manager at the Ocean Park, one of the largest theme parks in Hong Kong, where she was responsible for strategic planning, administration and management of all wardrobe staff. Ms. Luk also gained experiences in marketing, business development and investor relation activities in previous engagements. Ms. Luk then joined Roma Group Limited as a senior consultant in December 2008 and became marketing director of the group in February 2011. Between March 2010 and December 2010, she worked as head of communications, Asia at Aedas Limited. Ms. Luk had been a part-time lecturer at the Hong Kong Academy for Performing Arts teaching management related subjects. In November 2014, Ms. Luk founded ST8GE Group Limited, a private company specializing in corporate training, team building and executive coaching in Hong Kong.

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

Independent Non-executive Director(s):

Ms. Lai Shan Shan (“Ms. Lai”) was appointed as independent non-executive Director of the Company on February 1, 2026. Ms. Lai has over 6 years of professional experience in business development, client relationship management, and financial services. From August 2024 to August 2025, Ms. Lai served as research assistant at the University of Hong Kong, primarily responsible for supporting a research project by helping to plan, conduct, and document the study. She has also served as Business Development Manager at United Target Finance Company Limited from December 2022 to June 2024, leading brand promotion and revenue growth initiatives, facilitating client engagement meetings, and identifying market opportunities through targeted research. Prior to that, she was an account manager at Midland Realty from January 2018 to September 2022, overseeing client inquiries, driving cross-team collaboration, and delivering progress reports to stakeholders. Ms. Lai holds a Bachelor of Arts (Honors) in Business Management from Coventry University.

Mr. Wong Kai Hing (“Mr. Wong”) was appointed as independent non-executive Director of the Company on 29 December 2023. Mr. Wong is serving as the chairman of the audit committee and the nomination committee and as a member of the compensation committee. Mr. Wong is primarily responsible for overseeing and advising on the corporate governance and accounting matters to the management team.

Mr. Wong obtained a bachelor of business administration degree and a master of business administration degree, both from The Chinese University of Hong Kong December 1997 and December 2006, respectively. He has become a member of Hong Kong Institute of Certified Public Accountants since 2000 and became a chartered financial analyst in 2003.

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

Mr. Wong has been an independent non-executive director of various listed companies on the HKSE, including Grown Up Group Investment Holdings Limited (stock code: 01842) since April 2021 and Zhongliang Holdings Group Company Limited (stock code: 02772) since 8 May, 2026. He had been an independent non-executive director of Xiwang Property Holdings Company Limited between February 2022 and July 2025, Tempus Holdings Limited (stock code: 06880) between November 2019 and July 2023 and Hon Corporation Limited (a company whose shares were listed on GEM of the HKSE and delisted on June 22, 2022, stock code: 08259) between January 2022 and May 2022.

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

Audit committee

Ms. Lai and Mr. Wong, all of whom are independent non-executive directors, serve on the audit committee, which is chaired by Mr. Wong. Our Board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board of Directors has designated Mr. Wong as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

For additional information regarding our Cybersecurity Policy, please refer to Exhibit 16J included in this Annual Report on Form 20-F for the year ended March 31, 2026.

Compensation committee

Ms. Lai and Mr. Wong, all of whom are our independent non-executive directors, serve on the compensation committee, which is chaired by Ms. Lai. The compensation committee’s responsibilities include:

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

For additional information regarding our Compensation Recovery Policy, please refer to Exhibit 99.1 incorporated by reference as included in this Annual Report on Form 20-F for the year ended March 31, 2026.

Nomination committee

Ms. Lai and Mr. Wong, all of whom are our independent non-executive directors, serve on the nomination committee, which is chaired by Mr. Wong. Our Board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

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

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT/EXECUTIVE PERSONNEL

The following table summarizes all compensation received by our directors, our executive officers and our key employees during the years ended March 31, 2026, 2025 and 2024.

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Year	Salary (HK$’000)	Bonus (HK$’000)	Other Compensation (HK$’000)

Ms. Luk Huen Ling Claire,	2026	480	-	-
Executive Director and CEO	2025	480	-	-
	2024	155	-	-

Mr. Lam Hing Fat,	2026	120	-	-
Chief Financial Officer	2025	120	-	-
	2024	55	-	-

Ms. Cheng Yu-Pei(1),	2026	100	-	-
Former Independent Non-Executive Director	2025	120	-	-
	2024	31	-	-

Mr. Tsang Ho Yin(2),	2026	-	-	-
Former Independent Non-Executive Director	2025	-	-	-
	2024	21	-	-

Mr. Wong Kai Hing,	2026	120	-	-
Independent Non-Executive Director	2025	120	-	-
	2024	31	-	-

Ms. Lai Shan Shan(3),	2026	20	-	-
Independent Non-Executive Director	2025	-	-	-
	2024	-	-	-

(1)	Ms. Cheng resigned as an Independent Non-Executive Director effective January 31, 2026.
(2)	Mr. Tsang resigned as an Independent Non-Executive Director effective February 29, 2024.
(3)	Ms. Lai was appointed as an Independent Non-Executive Director effective on February 1, 2026.

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

Directors’ Agreements

Each of our directors has entered into a Director’s Agreement with the Company. The Agreements of Ms. Luk and Mr. Wong became effective on January 11, 2024, while that of Ms. Lai took effect on February 1, 2026. The terms and conditions of such Director’s Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and shall continue thereafter until it is terminated by the Company or our director giving to the other at least three months’ prior notice in writing or otherwise in accordance with the terms and conditions of the Director’s Agreement. Under the Director’s Agreements, the initial annual salary that is payable to each of our directors is as follows:

Name Amount

Ms. Luk Huen Ling Claire	US$	61,540
Ms. Lai Shan Shan	US$	15,360
Mr. Wong Kai Hing	US$	15,360

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

Indemnification Agreements

We entered into indemnification agreements with each of our directors and executive officers. The agreements of Ms. Luk and Mr. Wong became effective on January 11, 2024, while that of Ms. Lai took effect on February 1, 2026. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

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

Outstanding Equity Awards at Fiscal Year-End

On May 10, 2024, the Company issued 1,539,281 ordinary shares under the Plan. As at March 31, 2025 and 2026, 460,719 Class A Ordinary Shares are not yet issued under the Plan.

Labor unions, labor, and safety incidents

Our operating subsidiaries have not set up labor union for employees in Hong Kong or in Singapore. Our operating subsidiaries strive to maintain good relationships with their employees and provide them with a safe working environment. During the fiscal years ended March 31, 2026 and 2025 and through the date of this Annual Report, our operating subsidiaries did not experience any form of industrial action of their employees or any work safety related incidents that led to material disruption of operations or claims against our operating subsidiaries.

Employees

People are the core of our Group. Our people help drive every aspect of our business and maintain our competitive advantage. As of March 31, 2026, we had approximately 17 full-time employees and directors, of which 16 were located in Hong Kong and 1 was in Singapore. As of March 31, 2025, we had approximately 19 full-time employees and directors, of which 18 were located in Hong Kong and 1 was in Singapore. As of March 31, 2024, we had approximately 14 full-time employees of which 13 were located in Hong Kong and 1 was in Singapore.

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

The contributions to the MPF are recognized as employee benefit expense when they are due and are charged to the consolidated statement of income (loss). The total contributions to the MPF of our Operating Subsidiaries in Hong Kong for the fiscal years ended March 31, 2026, 2025 and 2024 amounted to approximately HK$324,245,  HK$296,950 and HK$264,520, respectively.

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

Applicable percentage ownership is based on 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

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

Unless otherwise noted below, the address of each person listed on the table is Flat 605, 6/F., Tai Tung Building, 8 Fleming Road, Wanchai, Hong Kong.

	Class A Ordinary Shares		Class B Ordinary Shares
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named executive officer and director:
Luk Huen Ling Claire (1)	-	-	6,071,104	100%
Mr. Lam Hing Fat	-	-	-	-

Independent non-executive director(s):
Lai Shan Shan	-	-	-	-
Wong Kai Hing	-	-	-	-

All executive officers, directors and director nominees as a group	-	-	6,071,104	100%

5% Stockholders:
Top Elect	-	-	6,071,104	100%
Eastern Pearl Capital SPC - Eastern Pearl Caelus Fund SP	3,347,803	6.26%	-	-
Imperial Vision Fund SPC Series 1 SP	3,599,314	6.73%	-	-

(1)	Represents shares held by Top Elect, a company directly owned 100% by Ms. Luk and the percentage is calculated on the basis of the total number of issued 6,071,104 Class B Ordinary Shares as of the date of this Annual Report.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the years ended March 31, 2026, 2025 and 2024, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Hong Kong law.

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

The related party of the Company with whom transactions are reported in these financial statements are as follows:

Name of Individual	Relationship with the Company
Luk Huen Ling Claire	Director of the Company

Due to related parties

		March, 31, 2024	March 31, 2025	March 31, 2026
Name	Nature	HKD	HKD	HKD

Luk Huen Ling Claire	Due to directors	$1,269,266	$-	$-

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

On December 17, 2025, the Company implemented a dual-class share structure pursuant to which its then-issued and outstanding 59,564,571 ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares. The Class A Ordinary Shares carry one (1) vote per share and the Class B Ordinary Shares carry twenty-five (25) votes per share. All issued Class B Ordinary Shares are held by Top Elect Group Limited.

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

On December 17, 2025, the Company effected a reclassification of its share capital pursuant to the adoption of its second amended and restated memorandum and articles of association. Prior to the reclassification, the Company had a single class of ordinary shares. Following the reclassification, the Company’s authorized share capital consisted of Class A Ordinary shares, Class B Ordinary Shares and undesignated shares. In connection therewith, the Company redesignated its then-issued and outstanding ordinary shares into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares (all held by Top Elect Group Limited), resulting in Top Elect Group Limited holding a significant concentration of voting power among holders of the Class B Ordinary Shares.

Transfer Agent

The transfer agent and registrar for the Class A and Class B Ordinary Shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$500,000 divided into 400,000,000 Class A Ordinary Shares of a par value of US$0.001 each, 50,000,000 Class B Ordinary Shares of a par value of US$0.001 each, and 50,000,000 shares of a par value of US$0.001 each of such class or classes as the Board may determine. As of the date of this Annual Report, 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares are issued and outstanding.

Our Second Amended and Restated Memorandum and Articles of Association

We adopted our second amended and restated memorandum and articles of association on December 17, 2025. The following are summaries of certain material provisions of our second amended and restated memorandum and articles of association (referred to below as “our amended and restated memorandum and articles of association”) and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our amended and restated memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act. We are prohibited from trading in the Cayman Islands except in furtherance of our business carried on outside the Cayman Islands.

Ordinary Shares – Class A and Class B. Our ordinary shares are issued in two classes: Class A Ordinary Shares and Class B Ordinary Shares. They are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Voting Rights. Holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to receive notice of, attend, speak and vote at general meetings of the Company. Except as required by law, they vote together as one class on all matters. Each Class A Ordinary Share is entitled to one (1) vote. Each Class B Ordinary Share is entitled to twenty-five (25) votes.

Conversion of Class B Ordinary Shares. Holders of Class B Ordinary Shares have the right (the “Conversion Right”) to convert each Class B Ordinary Share into one fully paid Class A Ordinary Share at any time. Upon any transfer of a Class B Ordinary Share to a person or entity that is not an Affiliate of the holder, such share will automatically and immediately convert into an equal number of Class A Ordinary Shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the profits of the Company, realized or unrealized, or from any reserve set aside from profits which the Directors determine is no longer needed, or out of share premium account as permitted by law. Class A and Class B Ordinary Shares rank pari passu with respect to dividends.

Liquidation. In the event of a winding up or dissolution of the Company, the Class A Ordinary Shares and the Class B Ordinary Shares shall be entitled to the surplus assets of the Company on a pari passu basis.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting. All general meetings may be held as a physical meeting, as a hybrid meeting (combining physical and electronic attendance), or as an electronic meeting, as may be determined by our board of directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of not less than ten clear days is required for an annual general shareholders’ meeting (if any) and any other general meeting. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of the total voting rights of all issued voting shares in the Company throughout the meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Under our articles, a majority of the Board or the Chairman of the Board may call extraordinary general meetings.

Voting at Meetings. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative entitled to vote;

●	shareholder(s) representing not less than one-tenth of the total voting rights of all shareholders having the right to vote; or

●	shareholder(s) holding shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring voting rights.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional Class A and Class B Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including the designation, number of shares, dividend rights, conversion rights, voting rights, and rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Transfer of Ordinary Shares. Subject to certain restrictions, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer. Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. The board may also decline to register a transfer unless certain conditions are met, including the lodging of the instrument of transfer and share certificate, and payment of a fee. If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares or accept the surrender of any fully paid share for no consideration, in each case on such terms and in such manner as determined by the board, and subject to the provisions of the Companies Act.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders;
●	establish a dual-class share structure with high-vote Class B Ordinary Shares, which may concentrate voting control with a limited group of shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended March 31, 2026.

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

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Class A Ordinary Shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Class A Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Class A Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares and hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale or Other Disposition of Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our IPO, PFPO and SFPO) and the expected market price of our Class A Ordinary Shares following our IPO, PFPO and SFPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Class A Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

Profits

No tax is imposed in Hong Kong in respect of capital gains from the sale of Class A Ordinary Shares. Trading gains from the sale of Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong income tax rates of 16.5% on corporations and 15.0% on individuals. Gains from sales of Class A Ordinary Shares will be considered to be derived from or arise in Hong Kong. Liability for Hong Kong profits tax would thus arise in respect of trading gains from sales of Class A Ordinary Shares realized by persons carrying on a business of trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.1% of the higher of the consideration for or the value of our Class A Ordinary Shares, will be payable by the purchaser on every purchase and by the seller on every sale of our Class A Ordinary Shares. In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of shares. If one of the parties to the sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 became effective on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and No estate duty clearance papers are needed for an application for a grant of representation in respect of a holder of the shares whose death occurs on or after February 11, 2006.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR CLASS A ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

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

Foreign Currency Exchange Rates

Our business is exposed to certain foreign currency exchange risks as our reporting currency is the Hong Kong dollar and our overseas sales and procurement were denominated in United States dollars during the fiscal years ended March 31, 2024, 2025 and 2026. To the extent that our sales and purchases and operating costs are not denominated in the same currency and to the extent that there are timing differences between invoicing and payment from our customers and to our suppliers, we may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

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

Based upon that evaluation, our management has concluded that, as of March 31, 2026, our disclosure controls and procedures were ineffective as our management has identified a material weakness that has been identified related to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of the generally accepted accounting principles in the United States (“U.S. GAAP”) and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and to prepare and review our consolidated financial statements and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. We also lack a comprehensive U.S. GAAP accounting policies and procedures manual.

To remedy the identified material weaknesses, we have implemented and will continue to implement several measures to improve our internal control over financial reporting, including: (i) that we engaged experienced financial consultant who worked closely with our internal finance team to assist us in preparing our financial statements and related disclosures in accordance with U.S. GAAP; (ii) that our Chief Financial Officer received additional training in U.S. GAAP through self-study and webinar courses, and began to periodically review major accounting literature updates provided by a major accounting firm which provide an overview of recent U.S. accounting pronouncements. (iii) conducting regular and continuous U.S. GAAP training programs and webinars for our financial reporting and accounting personnel; (iv) improving financial oversight function for handling complex accounting issues under U.S. GAAP. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors—Risks Related to Our Business and Industry—We have identified certain material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.”

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

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026 due to a material weakness identified in our internal control over financial reporting as described above.

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

Changes in Internal Control over Financial Reporting

During the year ended March 31, 2026, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended March 31, 2026, 2025 and 2024:

	Fiscal Years ended March 31,
	2026	2025	2024
	HKD	HKD	HKD

Audit Fees	$858,000	$858,000	$858,000
Audit Related Fees	-	-	78,000
Tax Fees	-	-	-
All Other Fees	81,900	39,000	-
Total	939,900	897,000	936,000

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended March 31, 2026.

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

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

ROMA GREEN FINANCE LIMITED AND SUBSIDAIRIES Consolidated Financial Statements For The Years Ended March 31, 2024, 2025 and 2026

ROMA GREEN FINANCE LIMITED AND SUBSIDAIRIES

J&S ASSOCIATE PLT

(formerly known as J & S Associate)

202206000037 (LLP0033395-LCA) & AF002380

(Registered with PCAOB and MIA)

B-11-14, Megan Avenue II

12,Jalan Yap Kwan Seng, 50450, Kuala Lumpur, Malaysia

Tel: +603-4813 9469 Email : info@jns-associate.com Website : jns-associate.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Roma Green Finance Limited

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheets of Roma Green Finance Limited and its subsidiaries (the ‘Company’) as of March 31, 2026 and 2025 and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

Kuala Lumpur, Malaysia

July 31, 2026

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD
ASSETS
Current assets:
Cash and cash equivalents	$20,890,350	$6,898,288	$884,396
Accounts receivable, net	1,863,838	2,100,616	269,310
Deferred offering costs	281,726	435,425	55,824
Promissory notes receivables, net	18,637,643	51,716,928	6,630,375
Current portion of long-term prepayments	8,087,313	2,382,714	305,476
Deposits, prepayments and other receivables	167,506	-	-
Total current assets	49,928,376	63,533,971	8,145,381

Non-current assets:
Intangible asset, net	-	982,800	126,000
Equity method investments#	-	-	-
Property and equipment, net	29,857	24,164	3,098
Long-term prepayments	801,000	2,003	257
Goodwill	-	13,259,992	1,699,999
Total non-current assets	830,857	14,268,959	1,829,354

TOTAL ASSETS	$50,759,233	$77,802,930	$9,974,735

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$205,767	$205,767	$26,380
Accrued liabilities and other payables	1,044,062	1,702,110	218,219
Contract liabilities	776,061	936,273	120,035
Total current liabilities	2,025,890	2,844,150	364,634

TOTAL LIABILITIES	2,025,890	2,844,150	364,634

Commitments and contingencies

Shareholders’ equity:
Ordinary Share, par value US$0.001, 500,000,000 shares authorized
Class A Ordinary Share, par value US$0.001, 400,000,000 shares authorized, 9,493,467 and 53,493,467 ordinary shares issued and outstanding as of March 31, 2025 and 2026*	74,050	417,250	53,494
Class B Ordinary Share, par value US$0.001, 50,000,000 shares authorized, 6,071,104 and 6,071,104 ordinary shares issued and outstanding as of March 31, 2025 and 2026*	47,354	47,354	6,071
Additional paid-in capital	84,060,340	137,315,218	17,604,515
Accumulated other comprehensive loss	(11,687)	(64,712)	(8,296)
Accumulated deficit	(35,436,714)	(62,756,330)	(8,045,683)
Total shareholders’ equity	48,733,343	74,958,780	9,610,101

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$50,759,233	$77,802,930	$9,974,735

#Less than HKD1

*	The share amounts are presented on a retroactive basis, giving effect to the Share Redesignation (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD

Revenues, net	$9,903,795	$12,202,026	$9,493,976	$1,217,176

Cost of revenue	(6,781,686)	(7,688,379)	(7,867,614)	(1,008,668)

Gross profit	3,122,109	4,513,647	1,626,362	208,508

Operating cost and expenses:
Sale and marketing	2,150,079	17,812,475	12,773,539	1,637,633
General and administrative	7,062,709	15,245,266	18,761,306	2,405,296
Total operating cost and expenses	9,212,788	33,057,741	31,534,845	4,042,929

Loss from operations	(6,090,679)	(28,544,094)	(29,908,483)	(3,834,421)

Other income (expense):
Interest income	179,516	136,059	129,543	16,608
Interest income on promissory notes	-	1,338,139	2,305,589	295,588
Refund of government grants	-	(750,000)	-	-
Foreign exchange gain, net	61,407	7,878	136,435	17,492
Sundry income	9,500	40,091	17,300	2,218
Total other incomes, net	250,423	772,167	2,588,867	331,906

Loss before income taxes	(5,840,256)	(27,771,927)	(27,319,616)	(3,502,515)

Income tax expense	-	(1,172)	-	-

NET LOSS	$(5,840,256)	$(27,773,099)	$(27,319,616)	$(3,502,515)

Other comprehensive loss:
Foreign currency translation adjustment	(1,440)	(16,180)	(53,025)	(6,798)

COMPREHENSIVE LOSS	$(5,841,696)	$(27,789,279)	$(27,372,641)	$(3,509,313)

Loss per share:-
- Basic	$(0.72)	$(2.04)	$(0.53)	$(0.07)
- Diluted	$(0.72)	$(2.04)	$(0.53)	$(0.07)

Weighted average number of ordinary shares
Basic and diluted*	8,138,580	13,634,620	51,608,407	51,608,407

*	The share amounts and are presented on a retroactive basis, giving effect to the Share Redesignation (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Share		Class B Ordinary Share		Additional	Accumulated other		Total
	Number of shares*	Amount	Number of shares*	Amount	paid-in capital	comprehensive income (loss)	Accumulated deficit	Stockholders’ (deficit) equity
		HKD		HKD	HKD	HKD	HKD	HKD
Balance at of April 1, 2023	575,018	$4,485	6,071,104	$47,354	$1,306,948	$5,933	$(1,823,359)	$(458,639)

Issuance of new ordinary shares	1,329,225	10,368	-	-	-	-	-	10,368
Proceeds from Initial Public Offerings	2,449,943	19,110	-	-	76,419,112	-	-	76,438,222
Payments of offering expenses	-	-	-	-	(12,061,709)	-	-	(12,061,709)
Foreign currency translation adjustment	-	-	-	-	-	(1,440)	-	(1,440)
Net loss for the year	-	-	-	-	-	-	(5,840,256)	(5,840,256)

Balance at of March 31, 2024	4,354,186	33,963	6,071,104	47,354	65,664,351	4,493	(7,663,615)	58,086,546

Proceeds from public offering, net of expenses	3,600,000	28,081	-	-	9,320,999	-	-	9,349,080
Shares issued for services rendered	1,539,281	12,006	-	-	9,074,990	-	-	9,086,996
Foreign currency translation adjustment	-	-	-	-	-	(16,180)	-	(16,180)
Net loss for the year	-	-	-	-	-	-	(27,773,099)	(27,773,099)

Balance at of March 31, 2025	9,493,467	74,050	6,071,104	47,354	84,060,340	$(11,687)	$(35,436,714)	$48,733,343
			-	-
Proceeds from public offering, net of expenses	44,000,000	343,200	-	-	53,254,878	-	-	53,598,078
Foreign currency translation adjustment	-	-	-	-	-	(53,025)	-	(53,025)
Net loss for the year	-	-	-	-	-	-	(27,319,616)	(27,319,616)

Balance at of March 31, 2026 (HKD)	53,493,467	$417,250	6,071,104	$47,354	$137,315,218	$(64,712)	$(62,756,330)	$74,958,780

Balance at of March 31, 2026 (USD)	53,493,467	$53,494	6,071,104	$6,071	$17,604,515	$(8,296)	$(8,045,683)	$9,610,101

*	The share amounts are presented on a retroactive basis, giving effect to the Share Redesignation (see Note 1).

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD
Cash flows from operating activities:
Net loss	$(5,840,256)	$(27,773,099)	$(27,319,616)	$(3,502,515)
Adjustments to reconcile net loss to net cash used in operating activities
Allowance for expected credit losses	225,554	148,835	353,590	45,332
Amortization of intangible asset	-	-	70,200	9,000
Depreciation of property and equipment	30,285	16,664	17,226	2,208
Share-based compensation for services	-	9,086,996	-	-

Change in operating assets and liabilities:
Accounts receivable	928,910	(455,266)	(444,631)	(57,004)
Long-term prepayments	(18,198,185)	9,997,823	6,503,596	833,794
Deposits and other receivables	-	(167,506)	167,514	21,476
Accounts payable	(74,000)	-	-	-
Due to related parties	(560,297)	(1,269,266)	-	-
Accrued liabilities and other payable	(701,134)	(2,468,902)	658,048	84,366
Contract liabilities	(863,421)	295,140	160,212	20,540

Net cash used in operating activities	(25,052,544)	(12,588,581)	(19,833,861)	(2,542,803)

Cash flows from investing activities:
Issuance of promissory notes, net	-	(18,684,766)	(33,225,022)	(4,259,618)
Cash paid for acquisition	-	-	(13,260,000)	(1,700,000)
Payments on the purchase of intangible asset	-	-	(1,053,000)	(135,000)
Purchase of property and equipment	(6,125)	-	(11,533)	(1,478)

Net cash used in investing activities	(6,125)	(18,684,766)	(47,549,555)	(6,096,096)

Cash flows from financing activities:
Proceeds from issuance of new shares	10,368	-	-	-
Proceeds from Initial Public Offering	76,438,222	-	-	-
Proceeds from public offerings	-	9,349,080	54,054,000	6,930,000
Payment of deferred offering costs	(10,075,430)	(281,726)	(609,621)	(78,157)
Proceeds from related party loan	1,269,266	-	-	-

Net cash provided by financing activities	67,642,426	9,067,354	53,444,379	6,851,843

Effect of foreign exchange rate changes	(1,440)	(16,180)	(53,025)	(6,798)

Net change in cash and cash equivalent	42,582,317	(22,222,173)	(13,992,062)	(1,793,854)

BEGINNING OF YEAR	530,206	43,112,523	20,890,350	2,678,250

END OF YEAR	$43,112,523	$20,890,350	$6,898,288	$884,396

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$1,544	$-	$-
Cash paid for interest	$-	$-	$-	$-

See accompanying notes to consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Description of subsidiaries incorporated and controlled by the Company:

Name of subsidiaries	Background		Effective ownership

Lucky Time Ventures Limited (“LTV”)	●	British Virgin Islands company	100% owned by ROMA
	●	Incorporated on February 8, 2022
	●	Issued and outstanding 100 ordinary shares for USD 100
	●	Investment holding

Capital Summit Enterprises Limited	●	British Virgin Islands company #	100% owned by ROMA
(“Capital Summit”)	●	Incorporated on August 10, 2021
	●	Issued and outstanding 1 ordinary share for USD 1
	●	Provision of advisory and consultancy services

Roma Risk Advisory Limited	●	Hong Kong company	100% owned by LTV
(“RRA”)	●	Incorporated on August 2, 2018
	●	Issued and outstanding 1 ordinary share for HKD1
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

Roma Advisory Pte. Ltd.	●	Singaporean company	100% owned by RRA
(“Roma (S)”)	●	Incorporated on January 3, 2022
	●	Issued and outstanding 100 ordinary shares for SGD100
	●	Provision of ESG, corporate governance and risk management as well as sustainability and climate change related advisory services

# acquired on September 1, 2025

As of March 31, 2026, the Company also held a 30% equity interest in Agentic Intelligence Limited (‘AIL’), which is accounted for as an equity-method investment and is not consolidated.

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

Initial Public Offering in 2023

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

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

On April 19, 2024, the Company approved and adopted the Roma Green Finance Limited 2024 Equity Incentive Plan (“Plan”). The maximum number of Ordinary Shares that are available for issuance under the Plan is 2,000,000 Ordinary Shares. The Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance awards, other stock-based awards or dividend equivalents (each, an award).

On May 9, 2024, the Company issued a total of 1,539,281 ordinary shares under the Plan, at the average market prices ranging from US$0.716 to US$0.778, to four consultants to settle marketing advisories services fee of US$1,165,000 rendered.

The Company conducted a best efforts self-underwritten follow-on public offering (the “PFPO”), in which it sold 3,600,000 ordinary shares at a fixed offering price of US$0.351, for total gross proceeds of US$1,263,600 before deducting offering expenses payable by the Company. The PFPO was closed on September 26, 2024.

On June 5, 2025, the Company completed the Follow-on Public Offerings on a best-efforts basis. The Company issued 11,000,000 ordinary shares at an offering price of US$0.60 and 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000 and net proceeds of approximately US$6,871,548 after deducting expenses of approximately US$58,452 payable by the Company.

On September 1, 2025, the Company completed the acquisition of 100% of the equity interest of Capital Summit Enterprises Limited (“Capital Summit”), a company incorporated under the laws of the British Virgin Islands for a cash consideration of US$1,700,000. Capital Summit is principally engaged in the provision of advisory and consultancy services.

On December 17, 2025, the Company approved and completed the implementation of a multi-class share structure and the rights and privileges of the Company’s Class A Ordinary Shares and Class B Ordinary Shares (the “Share Resignation”). Following the adoption of the second amended and restated memorandum and articles of association, the authorized share capital remains US$500,000 comprising 400,000,000 Class A Ordinary Shares (one vote per share), 50,000,000 Class B Ordinary Shares (twenty-five votes per share), and 50,000,000 undesignated shares. In connection with the Share Resignation, the 59,564,571 previously issued ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares. All Class B Ordinary Shares are held by Top Elect Group Limited, resulting in Top Elect Group Limited holding a significant concentration of voting power among holders of the Class B Ordinary Shares.

Unless indicated or the context otherwise requires, all share numbers and per share data in these consolidated financial statements have been retroactively presented to reflect the effect of the Share Resignation, as if such transactions occurred on the earliest day of the periods presented.

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit losses on accounts and other receivables, assumptions used in assessing the impairment of long-lived assets, the allocation of purchase consideration in business combinations, valuation and useful lives of intangible assets and deferred tax valuation allowance.

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

Translation of amounts from SGD into HKD has been made at the following exchange rates for the followings:

	Years ended March 31,
	2024	2025	2026
	(SGD to HKD)	(SGD to HKD)	(SGD to HKD)
Year-end exchange rate	5.7990	5.7890	6.1265
Annual average exchange rate	5.8186	5.8237	6.1264

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

Translations of balances in the consolidated balance sheets, consolidated statements of operations and comprehensive loss and consolidated statements of cash flows from HKD into USD (or US$) as of and for the years ended March 31, 2024, 2025 and 2026 are solely for the convenience of the reader and were calculated at the rate of HKD1.00 to USD0.1282. No representation is made that the HKD amounts represent or could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

●	Business combination

The Company follows ASC Topic 805, Business Combinations (“ASC 805”) and ASC Topic 810, Consolidation (“ASC 810”). The Company accounts for business combinations using the acquisition method. Under the acquisition method, the purchase price of the acquired businesses is allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over those fair values is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments, in the period in which they are determined, to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Accounting for the resulting goodwill requires significant management estimates and judgment. Management performs periodic reviews of the carrying value of goodwill to determine whether events and circumstances indicate that an impairment in value may have occurred. A variety of factors could cause the carrying value of goodwill to become impaired. A write-down of the carrying value of goodwill could result in a non-cash charge, which could have an adverse effect on the Company’s results of operations.

●	Goodwill

The Company accounts for goodwill in accordance with ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”). ASC 350 requires that goodwill should be evaluated for impairment either through a qualitative or quantitative approach at least annually, or more frequently if an event occurs or circumstances change that indicate the carrying value of a reporting unit may not be recoverable.

Goodwill is tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below the carrying value. The Company considers its market capitalization and the carrying value of its assets and liabilities, including goodwill, when performing its goodwill impairment test. When conducting its annual goodwill impairment assessment, the Company initially performs a qualitative evaluation of whether it is more likely than not that goodwill is impaired. If it is determined by a qualitative evaluation that it is more likely than not that goodwill is impaired, the Company then applies a two-step impairment test. The two-step impairment test first compares the fair value of the Company’s reporting unit to its carrying or book value. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and the Company is not required to perform further testing. If the carrying value of the reporting unit exceeds its fair value, the Company determines the implied fair value of the reporting unit’s goodwill and if the carrying value of the reporting unit’s goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded in the consolidated statements of operations and comprehensive loss. No impairment of goodwill was recorded for the years ended March 31, 2024, 2025 and 2026.

●	Equity Method Investments

The Company follows ASC 323, Investments—Equity Method and Joint Ventures (“ASC 323”). The Company accounts for investments using equity method. Under the equity method, the investment is initially recorded at cost. The carrying value is subsequently adjusted to recognize the Company’s share of the investee’s earnings or losses, as well as any dividends or distributions received. Dividends received from equity method investees are recorded as a reduction of the carrying value of the investment and are not recognized as dividend income. The Company’s share of the investee’s earnings or losses is recognised in the consolidated statements of operations and the carrying value of the investee is recorded in Equity method investments in the Consolidated Balance Sheets.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

The Company periodically performs assessments to determine if the fair value of an investment may have declined below its related carrying value for its investment accounted for under the equity method for a period that the Company considers to be other-than-temporary. The Company first considers whether certain qualitative factors indicate an increased likelihood of a decline in the fair value of an investment during the reporting period. If such a decline is identified, and it is likely that an investment’s fair value may have declined below its carrying value, the Company performs a quantitative assessment to determine if an impairment exists. Impairments are recorded as an expense in equity method income (net) to reduce the carrying value of the investment to fair value. No impairment of equity method investment was recorded for the years ended March 31, 2024, 2025 and 2026.

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

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

●	Allowance for Expected Credit Losses

In accordance with ASC Topic 326 Credit Losses – Measurement of Credit Losses on Financial Instruments (ASC 326), the Company utilizes the current expected credit losses (“CECL”) model to determine an allowance that reflects its best estimate of the lifetime expected credit losses on accounts receivable and deposit, prepayments, and others receivable which is recorded as a liability to offset the receivables. The CECL model is prepared after considering historical experience, current conditions, and reasonable and supportable economic forecasts to estimate lifetime expected credit losses. Accounts receivable, promissory notes receivable and deposit, prepayments, and others receivable are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense. The allowance for expected credit losses amounted to approximately HK$0.2 million, HK$0.1 million and HK$0.3 million for the years ended March 31, 2024, 2025 and 2026 respectively.

●	Promissory Note Receivables

Promissory note receivables are stated at carrying value and receivable in the next twelve months. Interest income is recognized at a fixed interest rate over the prevailing periods on the consolidated statements of operations and comprehensive loss.

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

Expenditures for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

●	Intangible Asset, net

Intangible asset is initially recorded at cost, net of accumulated amortization and impairment losses, if any. These assets related to ESG data management platform developed by an independent third-party provider, which has been deployed internally to digitize processes and strengthen the client advisory and engagement workflows. The Company amortizes this software platform on a straight-line basis over its estimated useful life of 5 years.

The Company capitalizes qualifying costs incurred during the application development stage of internally developed software in accordance with ASC 350-40, Internal-Use Software. Costs incurred during the preliminary project stage and post-implementation operation stage, including planning, training and maintenance, are expensed as incurred.

Intangible asset with definite lives is reviewed for impairment whenever events or circumstances indicate their carrying value may not be recoverable. When such events or circumstances arise, an estimate of future undiscounted cash flows produced by the asset, or the appropriate grouping of assets, is compared to the asset’s carrying value to determine if impairment exists. If the asset is determined to be impaired, the impairment loss is measured based on the excess of its carrying value over its fair value. Assets to be disposed of are reported at the lower of carrying value or net realizable value. No impairment of intangible asset was recorded for the years ended March 31, 2024, 2025 and 2026.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment and intangible asset owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the years ended March 31, 2024, 2025 and 2026.

●	Revenue Recognition

The Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised services to a customer without variable consideration.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct service promised in the contract.

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

The Company’s revenue from ESG compliance and sustainability related advisory service contracts is generally recognized at a point in time when ESG compliance and sustainability related advisory services are completed. Invoices billed to the customers become payable upon issuance. The Company records receivable related to revenue when it has an unconditional right to invoice and receive payment.

Under the contract, the Company generally requires the customers to make the advance payment at certain percentage of the total contract value upon signing the agreement. Contract liabilities are recorded when the advance payment is received from the customers before all of the relevant criteria for revenue recognition has been met. The related revenue will be recognized when the underlying services are completed and rendered to the customers.

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

Deferred offering costs, which consist of legal and other expenses incurred through the balance sheet date that are directly related to the proposed public offering, are capitalized, and will be charged against the gross proceeds of the offering and recorded as reduction of shareholders’ equity upon the completion of the proposed offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses incurred, will be charged to the consolidated statements of operations and comprehensive loss.

●	Comprehensive Loss

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

For the years ended March 31, 2024, 2025 and 2026, the Company did not have any interest and penalties associated with tax positions. As of March 31, 2025 and 2026, the Company did not have any significant unrecognized uncertain tax positions.

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

●	Net Loss Per Share

The Company computes net loss per share in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted net loss per share. Basic net loss per share is measured as net income (loss) divided by the weighted average ordinary share outstanding for the period. Diluted loss per share presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted net loss per share. During the years ended March 31, 2024, 2025 and 2026, there were no dilutive shares.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to cost of revenue expenses in the accompanying statements of operations and other comprehensive loss as the related employee service are provided.

The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Hong Kong. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the years ended March 31, 2024, 2025 and 2026, HKD264,520, HKD296,950 and HKD324,245 (USD41,570) contributions were made accordingly.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

●	Segment Reporting

Accounting Standards Codification (“ASC”) 280, Segment Reporting (“ASC 280”) establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company’s business segments.

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

Based on the management’s assessment, for the years ended March 31, 2024, 2025 and 2026, the Company has one reporting business segment in Hong Kong and Singapore as defined by ASC 280.

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

The consolidated financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments And Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

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

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately USD102,564), effective from October 1, 2024, if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and 2026, cash balance of HKD20,890,350 and HKD6,898,288 (USD884,396) was maintained at financial institutions in Hong Kong, of which HKD20,007,853 and HKD5,880,615 (USD753,925) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, deferred offering costs, deposits, prepayments and other receivables, accounts payable, accrued liabilities, other payables and contract liabilities approximate at their fair values because of the short-term nature of these financial instruments.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. The requirements of ASU 2024-03 are effective for the Company for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. The Company adopted this new standard on its consolidated financial statements for the year ended March 31, 2026.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (“ASU 2025-03”). ASU 2025-03 revises current guidance for determining the accounting acquirer for a transaction effected primarily by exchanging equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The amendments require that an entity consider the same factors that are currently required for determining which entity is the accounting acquirer in other acquisition transactions. The requirements of ASU 2025-03 are effective for the Company for fiscal years beginning after December 15, 2026, and interim periods within those periods. Early adoption is permitted as of the beginning of an interim or annual reporting period. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Account Receivable and Contract Assets. This update introduces a practical expedient for all entities when estimating expected credit losses on current accounts receivable and current contract assets arising from revenue transactions accounted for under Topic 606. The expedient allows entities to assume current conditions as of the balance sheet date remain unchanged over the remaining life of the asset. The amendments are required to be applied prospectively and are effective for annual and interim periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-use Software: Targeted Improvements to the Accounting for Internal-use Software which amends the guidance in ASC 350-40, Intangibles-Goodwill and Other-Internal-Use Software. The amendments modernize the recognition and disclosure framework for internal-use software costs, removing the previous “development stage” model and introducing a more judgment-based approach. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract. The ASU clarifies derivative scope exceptions for certain contracts with underlying that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, Financial Instruments—Credit Losses (Topic 326): Purchased Loans. The new ASU expands the population of acquired financial assets accounted for using the gross-up approach. Acquired loans (excluding credit cards) are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. This change aims to enhance comparability, consistency, and better reflect the economics of acquiring financial assets. This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements. The ASU enables entities to apply hedge accounting to a greater number of highly effective economic hedges in the following five areas, (1) Similar Risk Assessment for Cash Flow Hedges: The ASU expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions, enabling entities to apply hedge accounting to potentially broader portfolios of forecasted transactions; (2) Hedging Forecasted Interest Payments on Choose-Your-Rate Debt Instruments: The ASU establishes a model that enables hedge accounting to be applied more broadly to choose-your-rate debt and address existing diversity in practice; (3) Cash Flow Hedges of Nonfinancial Forecasted Transactions: The ASU expands hedge accounting for forecasted purchases and sales of nonfinancial assets subject to certain criteria; (4) Net Written Options as Hedging Instruments: The ASU accommodates differences in the loan and swap markets that resulted from reference rate reform, eliminating the requirement for the net written option test in certain instances; and (5) Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge): The ASU eliminates the recognition and presentation mismatch related to a dual hedge strategy (that is, a hedge for which a foreign-currency-denominated debt instrument is both designated as the hedging instrument in a net investment hedge and designated as the hedged item in a fair value hedge of interest rate risk). This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies the applicability, form and content, and interim disclosure requirements in ASC Topic 270 and enhances navigability of the interim reporting guidance. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, for public business entities and after December 15, 2028, for entities other than public business entities. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements, which updates the FASB Accounting Standards Codification to clarify, correct errors, and improve the overall usability of GAAP. The improvements consist of narrow-scope amendments, technical corrections, clarification of existing guidance, and updates to clarify the appropriate scope and application of certain disclosure requirements. ASU 2025-12 is effective for annual and interim periods beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the effect of this pronouncement on its disclosures.

In April 2026, the FASB issued ASU 2026-01, Equity (Topic 505): Initial Measurement of Paid-in-Kind Dividends on Equity-Classified Preferred Stock. The ASU requires PIK dividends on equity-classified preferred stock to be initially measured based on the stated PIK dividend rate in the preferred stock agreement. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

In May 2026, the FASB issued ASU 2026-02, Environmental Credits and Environmental Credit Obligations (Topic 818). This standard provides guidance on the accounting for environmental credits (such as renewable energy credits, carbon credits) and related obligations. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the consolidated balance sheets, statements of operations and comprehensive loss and cash flows.

NOTE – 3 BUSINESS COMBINATION

On September 1, 2025, the Company (the “Purchaser”) completed the acquisition of 100% of the equity interest in Capital Summit, a company incorporated under the laws of the British Virgin Islands, from an independent third party (the “Vendor”), for a cash consideration of US$1.7 million. Capital Summit is principally engaged in the provision of advisory and consultancy services. The acquisition was made as part of the Group’s strategy to diversify and provide further synergy effects to the existing business of the Group.

The results of Capital Summit was included in the Company’s consolidated financial statements from the acquisition date of September 1, 2025. No revenue or net earnings from Capital Summit was generated and recognized prior to the acquisition date.

The transaction is considered as a business combination in accordance with ASC 805 and was accounted for using the acquisition method. Accordingly, goodwill was determined as the excess of the consideration transferred over the estimated fair values of the identifiable assets acquired and liabilities assumed.

The goodwill recognized is primarily attributable to expected synergies from combining Capital Summit’s advisory and consultancy business with the Group’s existing operations, together with anticipated future growth opportunities and customer relationships that do not qualify for separate recognition under ASC 805. None of the goodwill recognized is expected to be deductible for income tax purposes.

The purchase agreement included a contingent arrangement that represents a refund right in favor of the Purchaser rather than additional consideration payable to the Vendor. Pursuant to the agreement, the Vendor provided a profit guarantee to the Purchaser. If the profit of Capital Summit for the relevant period from April 1, 2025 to March 31, 2026 is less than the guaranteed amount of US$170,000, the Vendor is required to compensate the Purchaser in cash for the shortfall multiplied by 10, where the refund amount is capped at US$1.7 million. As of March 31, 2026, Capital Summit achieved the profit target of US$170,000 and no refund was required.

The purchase price allocation is as follows:

	HKD	USD
Acquired assets:
Amount due from a related party	$8	$1
Fair value of net assets acquired	8	1
Goodwill recorded	13,259,992	1,699,999
Cash paid	$13,260,000	$1,700,000

Management evaluated potential identifiable intangible assets, including customer relationships, contracts, non-compete arrangements and trade names, and concluded that no separately identifiable intangible assets existed as of the acquisition date.

The results of Capital Summit have been included in the Company’s consolidated financial statements from the acquisition date of September 1, 2025. For the period from the acquisition date through March 31, 2026, Capital Summit contributed approximately HK$1.56 million of revenue to the Company’s consolidated results of operations. Capital Summit’s standalone results included intercompany management fee charges that were eliminated upon consolidation.

Unaudited pro forma revenue and earnings information have not been presented because Capital Summit had no substantive operations prior to the acquisition date and the effect would not be material to the consolidated financial statements.

NOTE – 4 EQUITY METHOD INVESTMENT

Agentic Intelligence Limited (“AIL”) was incorporated in the Cayman Islands on November 4, 2025. On March 10, 2026, the Company subscribed for and was allotted 30 ordinary shares of AIL with a par value of US$0.001 per share for total consideration of US$0.03. As of March 31, 2026, the Company held a 30% equity interest in AIL and accounts for the investment under the equity method of accounting in accordance with ASC 323.

AIL was incorporated in November 2025 and currently remains in the start-up stage. As of March 31, 2026, AIL had not commenced substantive business operations and intended to focus on the development and commercialization of artificial intelligence applications. Accordingly, no share of earnings or losses from AIL was recognized in the accompanying consolidated financial statements for the year ended March 31, 2026.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

NOTE – 5 DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the business operation of the revenue as follows:

		Years ended March 31,
Type of revenue	Point of recognition	2024	2025	2026	2026
		HKD	HKD	HKD	USD

ESG and sustainability advisory service income	At a point in time	$9,903,795	$12,202,026	$9,493,976	$1,217,176

The following tables present the Company’s revenue disaggregated by geographical location, based on management’s assessment of available data:

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD

Hong Kong	$8,498,595	$10,389,704	$7,766,326	$995,683
Singapore	1,405,200	1,812,322	1,727,650	221,493

Total	$9,903,795	$12,202,026	$9,493,976	$1,217,176

NOTE – 6 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD

Accounts receivable – third parties	$2,546,327	$2,761,817	$354,080
Less: allowance for expected credit losses	(682,489)	(661,201)	(84,770)

Accounts receivable, net	$1,863,838	$2,100,616	$269,310

The following table presents the activities in the allowance for expected credit losses:

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD

Balance at April 1,	$855,652	$1,080,870	$682,489	$87,499

Written-off	-	(499,756)	(234,000)	(30,000)
Allowance for expected credit losses	225,347	101,712	207,853	26,647
Exchange translation difference	(129)	(337)	4,859	624

Balance at March 31,	$1,080,870	$682,489	$661,201	$84,770

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Allowance for expected credit losses were recognized HKD225,347, HKD101,712 and HKD207,853 (USD26,647) for the years ended March 31, 2024, 2025 and 2026, respectively. The Company has written off accounts receivable of HKD0, HKD499,756 and HKD234,000 (USD30,000) for the years ended March 31, 2024, 2025 and 2026.

NOTE – 7 PROMISSORY NOTE RECEIVABLES

During the year ended March 31, 2026, the Company entered into several promissory notes totalling HK$51.7 million, bearing annual interest rates ranging from 5.0% to 24.0%. One promissory note totalling HK$6.24 million was settled in full during the year ended March 31, 2026.

As of March 31, 2026, two promissory notes of HK$17.3 million for which, pursuant to Promissory Note Extension Agreements dated March 31, 2026, the maturity periods were extended from March 31, 2026 to December 31, 2026. The interest rates remained at the rate of 5.0 to 6.0% per annum.

As of March 31, 2026, one promissory note of HK$6.2 million for which, pursuant to Promissory note Extension Agreement dated December 31, 2025, the maturity period was extended from December 31, 2025 to September 30, 2026. The interest rates remained at the rate of 5.0% per annum.

As of March 31, 2026, one promissory note of HK$9.4 million for which, pursuant to Promissory note Extension Agreement dated March 30, 2026, the maturity period was extended from March 31, 2026 to September 30, 2026. The interest rates remained at the rate of 5.0% per annum.

As of March 31, 2026, one promissory note of HK$6.2 million for which, pursuant to promissory note agreement dated March 5, 2026, the maturity date is May 11, 2026. Pursuant to Promissory note Extension Agreement dated May 11, 2026, the maturity period was extended from May 11, 2026 to June 30, 2026. Pursuant to 2nd Promissory note Extension Agreement dated June 30, 2026, the maturity period was further extended from June 30, 2026 to September 30, 2026. The interest rates remained at the rate of 24.0% per annum.

For the years ended March 31, 2024, 2025 and 2026, the interest income derived from promissory note receivables amounted to HKD0, HKD1.3 million and approximately HKD2.3 million (USD0.3 million).

The following table presents the activities in the allowance for expected credit losses for promissory notes receivables:

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD

Balance at April 1,	$-	$-	$47,123	$6,041

Allowance for expected credit losses	-	47,123	145,737	18,685

Balance at March 31,	$-	$47,123	$192,860	$24,726

Allowance for expected credit losses for promissory notes receivables were recognized HKD0, HKD47,123 and HKD145,737 (USD18,685) during the years ended March 31, 2024, 2025 and 2026, respectively.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

NOTE – 8 LONG-TERM PREPAYMENTS

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD

Current assets:
Prepayments for operation	$1,714,066	$1,211,585	$155,332
Prepayments for marketing expenses	903,290	370,129	47,452
Prepayments for market advisory service	5,469,957	801,000	102,692
	$8,087,313	$2,382,714	$305,476
Non-current assets:
Prepayments for operation	-	2,003	257
Prepayments for marketing expenses	801,000	-	-
Total	$8,888,313	$2,384,717	$305,733

The long-term prepayments represented the services charges paid by the Company in advance, with their service periods of 12 to 24 months. The current portion of long-term prepayments as of March 31, 2025 and 2026 represent the prepaid expenses that will be utilized within 12 months after March 31, 2025 and 2026, respectively.

NOTE – 9 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD

Office equipment, at cost	$162,327	$173,860	$22,290
Less: accumulated depreciation	(132,470)	(149,696)	(19,192)

Property and equipment, net	$29,857	$24,164	$3,098

Depreciation expense for the years ended March 31, 2024, 2025 and 2026 were HKD30,285, HKD16,664 and HKD17,226 (USD2,208), respectively.

NOTE – 10 INTANGIBLE ASSET, NET

Intangible asset, net consisted of the following:

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD

ESG data management platform	$-	$1,053,000	$135,000
Less: Accumulated amortization	-	(70,200)	(9,000)

Intangible asset, net	$-	$982,800	$126,000

Intangible asset related to ESG data management platform developed by an independent third-party provider, which has been deployed internally to digitize processes and strengthen the client advisory and engagement workflows. The Company amortizes this software platform on a straight-line basis over its estimated useful life of 5 years.

Amortization expense for the years ended March 31, 2024, 2025 and 2026 were HKD0, HKD0 and HKD70,200 (USD9,000), respectively.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

The following is a schedule, by fiscal years, of estimated annual amortization of intangible asset as of March 31, 2026:

Year ending March 31,	HKD	USD
2027	$210,600	$27,000
2028	210,600	27,000
2029	210,600	27,000
2030	210,600	27,000
2031	140,400	18,000

	$982,800	$126,000

NOTE – 11 ACCRUED LIABILITIES AND OTHER PAYABLE

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD

Accrued audit fee	$646,000	$624,000	$80,000
Accrued professional service fees	208,121	726,075	93,086
Other accrued expenses	189,941	352,035	45,133

Total:	$1,044,062	$1,702,110	$218,219

NOTE – 12 CONTRACT LIABILITIES

The movement in contract liabilities was as follows:

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD

Balance as of beginning of the year	$480,921	$776,061	$99,495
Add: recognized as deferred revenue	776,855	816,713	104,707
Less: recognized as revenue	(480,921)	(664,230)	(85,158)
Exchange difference	(794)	7,729	991

Balance as of end of the year	$776,061	$936,273	$120,035

For the years ended March 31, 2024, 2025 and 2026, the Company recognized revenue of HKD1,344,342, HKD480,921 and HKD664,230 (USD85,158), respectively, that was previously included in the beginning balance of contract liabilities.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

NOTE – 13 NET LOSS PER SHARE

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the year. The following table sets forth the computation of basic and diluted net loss per share for the years ended March 31, 2024, 2025 and 2026:

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD

Net loss attributable to ordinary shareholders	$(5,840,256)	$(27,773,099)	$(27,319,616)	$(3,502,515)

Weighted average ordinary shares outstanding – Basic and diluted*	8,138,580	13,634,620	51,608,407	51,608,407

Net loss per share – Basic and diluted	$(0.72)	$(2.04)	$(0.53)	$(0.07)

*	The share amounts are presented on a retroactive basis, giving effect to the Share Redesignation (see Note 1).

Basic earnings per ordinary share is computed by dividing net income (loss) available to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. The liquidation and dividend rights of the holders of the Company’s Class A and Class B ordinary shares are identical, except with respect to voting and conversion rights. As a result, under the two-class method in accordance with ASC 260, net loss available to the Company’s ordinary shareholders is allocated between Class A and Class B ordinary shares and other participating securities based on participating rights in undistributed earnings on a proportionate basis.

NOTE – 14 SHAREHOLDERS’ EQUITY

Authorized Stocks

The Company was established under the laws of Cayman Islands on April 11, 2022, with one class of ordinary share.

On December 17, 2025, the Company approved for the implementation of a multi-class share structure and the rights and privileges of the Company’s Class A Ordinary Shares and Class B Ordinary Shares.

As of March 31, 2026 and 2025, the authorized share capital remains US$500,000 comprises 400,000,000 Class A Ordinary Shares (one (1) vote per share), 50,000,000 Class B Ordinary Shares (twenty-five (25) votes per share), and 50,000,000 undesignated shares.

Ordinary Shares outstanding

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

On June 5, 2025, the Company completed the Follow-on Public Offerings on a best-efforts basis. The Company issued 11,000,000 ordinary shares at an offering price of US$0.60 and 33,000,000 common warrants to purchase up to 33,000,000 ordinary shares at an exercise price of US$0.01 per share, for total gross proceeds of US$6,930,000 and net proceeds of approximately US$6,871,548 after deducting expenses of approximately US$58,452 payable by the Company.

On December 17, 2025, the Company completed the Share Resignation to implement a dual-class share structure pursuant to which its then-issued and outstanding 59,564,571 ordinary shares were redesignated into 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares.

Unless indicated or the context otherwise requires, all share numbers and per share data in these consolidated financial statements have been retroactively presented to reflect the effect of the Share Resignation, as if such transaction occurred on the earliest day of the periods presented.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

As of March 31, 2026, 53,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares are issued and outstanding.

As of March 31, 2025, 9,493,467 Class A Ordinary Shares and 6,071,104 Class B Ordinary Shares are issued and outstanding.

Share Award Scheme

On April 19, 2024, the Company adopted the 2024 Equity Incentive Plan (the “Plan”). The maximum number of Class A Ordinary Shares that are available for issuance under the Plan is 2,000,000 Class A ordinary shares. Options shall expire after a maximum period not exceeding 10 years from the Date of Grant. On May 9, 2024, 1,539,281 Class A Ordinary Shares were issued under the Plan. The Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors, and advisors in the form of options, restricted stock, restricted stock units, stock appreciation rights, performance awards, other stock-based awards or dividend equivalents (each, an award).

As of March 31, 2025 and 2026, 460,719 Class A Ordinary Shares are not yet issued under the Plan.

Share Repurchase Program

On March 30, 2026, the Company authorized a US$100.0 million share repurchase program of its outstanding Class A ordinary shares. The Share Repurchase Program will remain in effect until December 31, 2028, unless earlier modified, suspended, or terminated by the Board.

As of March 31, 2025 and 2026, no Class A Ordinary Shares were repurchased.

NOTE – 15 INCOME TAXES

The provision for income taxes consisted of the following:

	Years ended March 31,
	2024	2025	2026	2026
	HKD	HKD	HKD	USD

Current tax	$-	$1,172	$-	$-
Deferred tax	-	-	-	-

Income tax expense	$-	$1,172	$-	$-

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

BVI

LTV and Capital Summit are considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

Singapore

Roma (S) is incorporated in Singapore and is subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable tax rate is 17% in Singapore.

The reconciliation of the differences between income tax expense computed at the Hong Kong income tax rate of 16.5% and the Company’s income tax expense recorded for the years ended March 31, 2024, 2025 and 2026 are as follows:

	Years ended March 31,
	2024		2025		2026
	HKD	% of Pre-tax income	HKD	% of Pre-tax income	HKD	USD	% of Pre-tax income

Tax at statutory tax rate	$(963,642)	16.5%	$(4,582,368)	16.5%	$(4,507,737)	$(577,915)	16.5%
Items not subject to taxes	(10,398)	0.2%	(235,824)	0.8%	(108,130)	(13,863)	0.4%
Items not deductible from tax	33,264	(0.6)%	9,265	(0.0)%	986,288	126,447	(3.6)%
Temporary differences	4,997	(0.0)%	2,750	(0.0)%	2,842	364	(0.0)%
Tax loss utilized	-	-%	-	-%	(23,901)	(3,064)	0.1%
Valuation allowance	587,023	(10.1)%	2,635,004	(9.5)%	3,225,791	413,563	(11.8)%
Income tax rate differential(i)	348,756	(6.0)%	2,171,173	(7.8)%	424,847	54,468	(1.6)%
Under-provision from prior years	-	-%	1,172	0.0%	-	-	-%
Income tax expense and effective tax rate	$-	0.0%	$1,172	0.0%	$-	$-	0.0%

(i)	Represents the foreign income tax rate differential when compared to Hong Kong income tax rate for the years ended March 31, 2024, 2025 and 2026.

The following table sets forth the significant components of the deferred tax assets of the Company as of March 31, 2025 and 2026:

	As of March 31,
	2025	2026	2026
	HKD	HKD	USD
Deferred tax assets:
Net operating loss carryforwards from:
Hong Kong	$3,798,573	$5,788,708	$742,142
Singapore	212,305	188,403	24,154
Less: valuation allowance	(4,010,878)	(5,977,111)	(766,296)

	$-	$-	$-

As of March 31, 2025 and 2026, the Company incurred the aggregate of HKD24,270,506 and HKD36,191,334 (USD4,639,915) of cumulative net operating losses which can be carried forward to offset future taxable income. There is no expiry in net operating loss carryforwards under Hong Kong and Singapore tax regimes.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the years ended March 31, 2024, 2025 and 2026 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from March 31, 2026.

NOTE – 16 RELATED PARTY BALANCES AND TRANSACTIONS

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE – 17 RISKS AND UNCERTAINTIES

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended March 31, 2024, 2025 and 2026, the customers who accounted for 10% or more of the Company’s revenue are as below:

	Years ended March 31,
	2024	2025	2026

Customer A	13.1%	-	-
Customer B	-	25.6%	-
Customer C	-	20.3%	-
Customer D	-	-	16.4%

Most of the customers are located in Hong Kong and Singapore.

(a)	Major vendors

For the years ended March 31, 2024, 2025 and 2026, there was no individual vendor who accounted for 10% or more of the Company’s direct cost.

Most of the vendors are located in Hong Kong.

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD800,000 (approximately US102,564), effective from October 1, 2024, if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025 and 2026, cash balance of HKD20,890,350 and HKD6,898,288 (USD884,396) was maintained at financial institutions in Hong Kong and Singapore, of which HKD20,007,853 and HKD5,880,615 (USD753,925) was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

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

As of March 31, 2025 and 2026, there was no single customer whose account receivable balance is amounted to 10% or more of the total consolidated amounts.

(c)	Interest rate risk

As of March 31, 2025 and 2026, the promissory notes totaled HKD18.6 million and HKD51.7 million (USD6.6 million), bearing interest at fixed annual rates from 5.0% to 24.0%. The Company’s income and operating cash flows are substantially independent of changes in market interest rates.

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

NOTE – 18 COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of March 31, 2025 and 2026, the Company has no material commitments or contingencies.

ROMA GREEN FINANCE LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2024, 2025 AND 2026

NOTE – 19 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after March 31, 2026, up through the date the Company issued the audited consolidated financial statements.

On April 15, 2026, the Company held its 2026 Extraordinary General Meeting, where shareholders approved a share consolidation proposal by way of ordinary resolution. Pursuant to such proposal, each of the issued and unissued Class A Ordinary Shares, Class B Ordinary Shares and undesignated shares of the Company shall be consolidated at a ratio ranging from not less than 1-for-2 to not more than 1-for-250, with the exact ratio to be determined by the Board in its sole discretion and the effective date to be set no later than October 12, 2026.

On June 12, 2026, the Company announced the establishment of a dedicated investment vertical focused on Artificial Intelligence and High-Performance Computing (AI/HPC) infrastructure. The vertical extends the Company’s sustainable-finance and ESG advisory mandate into low-carbon, energy-efficient digital infrastructure, targeting distributed, sub-50 MW compute assets paired with on-site behind-the-meter (BTM) power generation in low-cost energy jurisdictions.

On June 15, 2026, the Company entered into an At the Market Offering Agreement with H.C. Wainwright & Co., LLC as the sole and exclusive sales agent, pursuant to which the Company may offer and sell, from time to time, its Class A ordinary shares, through or to the Sales Agent in an “at the market offering” for an aggregate offering price of up to US$200,000,000.

On June 15, 2026, the Company entered into a non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc. for a total consideration of US$15 million, subject to due diligence, negotiation of definitive agreements and customary approvals. The proposed investment would be the first under the Company’s newly established AI/HPC infrastructure investment vertical and represents the Company’s first direct equity position in a BTM compute infrastructure platform.

On June 18, 2026, in connection with the previously disclosed non-binding letter of intent to subscribe for a 5% equity interest in BlueFlare Group Holdings Inc., it expects to be granted a non-exclusive right of first offer (the “Right of First Offer”) to provide project-level funding for behind-the-meter (“BTM”) data center sites developed under BlueFlare’s distributed Alberta program. The Right of First Offer is expected to be granted under a contemplated master letter of intent between BlueFlare and Bloc3 Energy LLC, in partnership with ZAJA LLC, and is intended to give ROMA the first opportunity to offer site-level financing for each BTM data centre advanced under the program — a distributed portfolio of facilities ranging from approximately 1 MW to 10 MW each, targeting up to 500 MW of aggregate capacity over a multi-year period.

On June 23, 2026, the Company entered into a non-binding letter of intent to acquire a 5% equity interest in NXTGrid Compute Power Inc. for total consideration of US$15 million subject to due diligence, negotiation of definitive agreements and customary approvals. NXTGrid is a developer of powered land for artificial intelligence, high-performance computing, and other high-density compute workloads, securing and owning sites with committed power ahead of demand. NXTGrid expects to own and energize sites in Bathurst, Birtle, and Medicine Hat, representing approximately 65 MW of first-phase capacity targeted to be powered before the end of 2026. The proposed investment would be the Company’s second cornerstone position in artificial intelligence and high-performance computing (“AI/HPC”) infrastructure, following the Company’s previously announced US$15 million cornerstone investment in the BlueFlare group.

Except for the matters mentioned above and those disclosed elsewhere in the consolidated financial statements, there were no other subsequent events occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Articles of Association of the Registrant dated December 17, 2025*
2.1	Description of Securities*
8.1	List of Subsidiaries of the Registrant*
10.1	Audit Committee Charter**
10.2	Nomination Committee Charter**
10.3	Compensation Committee Charter**
10.4	Form of Directors Agreement**
11.1	Code of Ethics of the Registrant**
12.1	Certification of Principal Executive Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certificate of Principal Financial Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Consent of J&S Associate PLT*
97	Compensation Recovery Plan**

* Filed herewith

** Previously field on Form F-1 as filed with the Securities and Exchange Commission on December 14, 2023

81

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 31, 2026
/s/ Luk Huen Ling Claire
Luk Huen Ling Claire
Chairlady, Executive Director and Chief Executive Officer

Date: July 31, 2026
/s/ Lam Hing Fat
Lam Hing Fat
Chief Financial Officer

Date: July 31, 2026
/s/ Lai Shan Shan
Lai Shan Shan
Independent Non-Executive Director

Date: July 31, 2026
/s/ Wong Kai Hing
Wong Kai Hing
Independent Non-Executive Director

82